As filed with the Securities and Exchange Commission on February 12, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHORETEL, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3661	77-0443568
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

960 Stewart Drive
Sunnyvale, CA 94085-3913
(408) 331-3300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085
(408) 331-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis DeBroeck, Esq.	Jeffrey D. Saper, Esq.
Jeffrey R. Vetter, Esq.	Steven V. Bernard, Esq.
Fenwick & West LLP	Wilson Sonsini Goodrich & Rosati
Silicon Valley Center	Professional Corporation
801 California Street	650 Page Mill Road
Mountain View, California 94041	Palo Alto, California 94304
(650) 988-8500	(650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of Registration
Securities to be Registered	Offering Price(1)	Fee
Common Stock, $0.001 par value per share	$85,000,000	$9,095

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED FEBRUARY 12, 2007.

Shares

Common Stock

This is our initial public offering, and no public market currently exists for our shares of common stock. ShoreTel, Inc. is offering           shares of common stock. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “SHOR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to ShoreTel	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional          shares from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2007.

Lehman Brothers	JPMorgan

Piper Jaffray	JMP Securities	Wedbush Morgan Securities

Prospectus dated          , 2007

ShoreTel™

ShoreTel

ShoreTel
Converged Conferencing
Extending the Reach of the Enterprise

ShoreWare Director

Converged Conferencing

Personal Call Manager

Page

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements and Industry Data	23
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	27
Selected Consolidated Financial Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Business	49
Management	60
Executive Compensation	65
Related Party Transactions	79
Principal Stockholders	81
Description of Capital Stock	84
Shares Eligible For Future Sale	88
Underwriting	90
Legal Matters	95
Experts	95
Where You Can Find Additional Information	95
Index to Consolidated Financial Statements	F-1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 4.2
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 23.2

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Except where the context requires otherwise, in this prospectus, “Company,” “ShoreTel,” “we,” “us,” and “our” refer to ShoreTel, Inc., a Delaware corporation, and our predecessor, ShoreTel, Inc., a California corporation, and where appropriate, their respective subsidiaries.

ShoreTel, Inc.

Overview

We are a leading provider of IP telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP telephones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. To date, we have sold our IP telecommunications systems to over 4,000 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. We sell our systems through our extensive network of approximately 400 channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last three years, IT executives surveyed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise telecommunications systems providers.

We increased our total revenue over the last two fiscal years from $18.8 million in fiscal 2004 to $61.6 million in fiscal 2006, and we generated net income of $4.0 million in fiscal 2006 and net income of $1.0 million for the three months ended September 30, 2006.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration is creating a significant opportunity for providers of IP telecommunications systems. Gartner, Inc., an independent research firm, estimates that worldwide enterprise telephony systems equipment end user revenue was $17.2 billion in 2006, including legacy TDM PBX/KTS equipment, IP-enabled PBX equipment and IP-PBX equipment. According to Gartner, the IP-PBX market was estimated to have been $3.9 billion in 2006 and is expected to grow to $7.9 billion by 2010, which represents a 19.1% compound annual growth rate. We refer to the TDM PBX/KTS equipment as “TDM systems,” IP-enabled PBX equipment as “hybrid systems,” and IP-PBX equipment as “IP systems.”

TDM systems, hybrid systems and a common form of IP systems, server-centric IP telecommunications systems, each have significant limitations. TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. This also results in high installation, integration, and on-going management and maintenance costs. Hybrid systems are based on a TDM infrastructure and suffer from many of the same shortcomings as TDM systems. Hybrid systems also require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Server-centric IP systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. These systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also run on operating systems that were not optimized for real-time voice processing, which we believe results in lower reliability and decreased performance.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems are based on our proprietary distributed software architecture and switch-based hardware platform. Our software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our switch-based hardware platform uses our proprietary software to allow for a single point of management of an enterprise’s telecommunications system across all sites.

As a result of our distributed software architecture and switch-based hardware platform, our systems provide enterprise customers with a number of key benefits, including:

•	Ease of use. We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location, and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com.

•	Ease of installation and management. Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser. We believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

•	Scalability. We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expands to support their growth.

•	Reliability. Our switches are designed to be highly reliable and operate independently. Each switch in our systems is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures using our systems.

•	Low total cost of ownership. Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

•	Extend our technology advantage. We intend to continue our research and development activities and expand our relationships with technology partners to enhance our product functionality, feature set and end user experience. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

•	Grow our distribution network. We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are particularly focused on expanding our relationships with channel partners that are focused on large enterprise accounts and with channel partners that operate in strategic international markets.

•	Maintain focus on customer satisfaction. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We will continue to actively measure, and develop programs to continue to enhance, customer satisfaction.

•	Increase our brand awareness. We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue to grow our enterprise customer base. We intend to increase our sales and marketing activities to both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

•	Increase penetration of our installed base. We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises.

Corporate Information

We were originally incorporated in California in September 1996, and we plan to reincorporate into Delaware prior to the completion of this offering. Our principal offices are located at 960 Stewart Drive, Sunnyvale, CA 94085, and our telephone number is (408) 331-3300. Our world wide web address is http: //www.shoretel.com. The information found on, or accessible through, our website is not a part of this prospectus.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by ShoreTel	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that we will receive net proceeds of $ million from our sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for working capital and general corporate purposes. A portion may also be used for acquisitions of or investments in complementary businesses, technologies or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	SHOR

The number of shares of common stock to be outstanding after this offering is based on 327,344,560 shares outstanding as of September 30, 2006, and excludes:

•	32,346,941 shares of common stock issuable upon exercise of outstanding options as of September 30, 2006, at a weighted average exercise price of $0.07 per share;

•	7,844,000 shares of common stock issuable upon exercise of options granted between October 1, 2006 and February 12, 2007, at a weighted average exercise price of $0.32 per share;

•	708,851 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2006, at a weighted average exercise price of $0.28 per share; and

•	50,000,000 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 5,000,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

Except as otherwise noted, all information in this prospectus:

•	reflects our reincorporation into Delaware and the filing of our restated certificate of incorporation prior to the completion of this offering;

•	reflects the conversion of all our outstanding shares of redeemable convertible preferred stock into an aggregate of 233,164,369 shares of common stock effective upon the completion of this offering;

•	reflects a -for- reverse split of our outstanding capital stock to be effective prior to the completion of this offering; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
	(In thousands, except share and per share amounts)

Consolidated statement of operations data:
Revenue:
Product	$16,587	$31,970	$55,300	$10,000	$18,467
Support and services	2,241	3,512	6,308	1,214	1,948

Total revenue	18,828	35,482	61,608	11,214	20,415
Cost of revenue:
Product (1)	7,725	13,961	21,855	4,044	6,507
Support and services (1)	1,660	2,907	5,425	1,078	1,445

Total cost of revenue	9,385	16,868	27,280	5,122	7,952
Gross profit	9,443	18,614	34,328	6,092	12,463

Operating expenses:
Research and development (1)	5,517	7,034	9,720	2,051	3,117
Sales and marketing (1)	8,004	10,050	15,699	3,067	5,677
General and administrative (1)	2,166	3,045	4,936	875	2,573

Total operating expenses	15,687	20,129	30,355	5,993	11,367

Income (loss) from operations	(6,244)	(1,515)	3,973	99	1,096
Other income (expense) — net	(7)	124	248	30	157

Income (loss) before provision for income taxes	(6,251)	(1,391)	4,221	129	1,253
Provision for income taxes	—	(11)	(219)	(13)	(207)

Net income (loss)	(6,251)	(1,402)	4,002	116	1,046
Accretion of preferred stock	(26)	(32)	(51)	(13)	(13)

Net income (loss) available to common shareholders	$(6,277)	$(1,434)	$3,951	$103	$1,033

Net income (loss) per share available to common shareholders:
Basic	$(0.13)	$(0.03)	$0.06	$0.00	$0.01
Diluted	$(0.13)	$(0.03)	$0.05	$0.00	$0.01
Shares used in computing net income (loss) per share available to common shareholders:
Basic	49,345,069	53,517,065	66,091,748	60,507,022	79,113,086
Diluted	49,345,069	53,517,065	84,867,945	72,912,729	101,904,114
Unaudited pro forma net income per share available to common shareholders (2):
Basic			$0.01		$0.00
Diluted			$0.01		$0.00
Unaudited shares used in computing pro forma net income per share available to common shareholders (2):
Basic			299,256,117		312,277,455
Diluted			318,032,314		335,068,483

(1)	Includes stock-based compensation as follows:

	Year Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$1
Cost of support and services revenue	—	—	16	14	5
Research and development	—	—	14	—	17
Sales and marketing	—	—	7	—	97
General and administrative	45	82	45	9	702

Total stock-based compensation	$45	$82	$82	$23	$822

(2)	See note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders. Unaudited pro forma basic and diluted net income per share allocable to common shareholders has been computed to give effect to assumed conversion of redeemable convertible preferred stock upon the closing of this offering on an if-converted basis for the fiscal year ended June 30, 2006 and the three months ended September 30, 2006.

The pro forma consolidated balance sheet data set forth below give effect to the conversion of all outstanding redeemable convertible preferred stock into common stock upon the completion of this offering. The pro forma as adjusted consolidated balance sheet data set forth below give effect to our receipt of the net proceeds from the sale of           shares of common stock offered by us at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2006
			Pro Forma As
	Actual	Pro Forma	Adjusted(1)
	(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$13,290	$13,290	$
Working capital	18,182	18,182
Total assets	34,611	34,611
Redeemable convertible preferred stock	56,345	—	—
Total shareholders’ equity (deficit)	(39,219)	17,126

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders’ equity on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our recent profitability and growth rates may not be indicative of our future profitability or growth, and we may not be able to continue to maintain or increase our profitability or growth.

While we have been profitable in recent periods, we had an accumulated deficit of $89.8 million as of September 30, 2006. This accumulated deficit is attributable to net losses incurred from our inception in September 1996 through the end of the third quarter of fiscal 2005. We may not succeed in maintaining or increasing our profitability and could incur losses in future periods. We expect to incur significant additional operating expenses associated with being a public company. We also expect that our operating expenses, including recognition of stock-based compensation, will continue to increase in all areas as we seek to grow our business. If our gross profit does not increase to offset these expected increases in operating expenses, our operating results will be negatively affected. You should not consider our recent growth rates in terms of revenue and net income as indicative of our future growth. Accordingly we cannot assure you that we will be able to maintain or increase our profitability in the future.

The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are.

The market for IP telecommunications and other telecommunications systems is extremely competitive. Our competitors include companies that offer IP systems, such as Cisco Systems, Inc. and 3Com Corporation, and that offer hybrid systems, such as Alcatel-Lucent, Avaya, Inc., Inter-Tel Incorporated, Mitel Networks Corporation and Nortel Networks Corporation. Several of the companies that offer hybrid systems are beginning to also offer IP telecommunications systems. Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources. We could also face competition from new market entrants, whether from new ventures or from established companies moving in to the market. These competitors have various other advantages over us, including:

•	greater market presence, name recognition and brand reputation;

•	a larger installed base of telecommunications and networking systems with enterprise customers;

•	larger and more geographically distributed services and support organizations and capabilities;

•	a broader offering of telecommunications and networking products, applications and services;

•	a more established international presence to address the needs of global enterprises;

•	substantially larger patent and intellectual property portfolios;

•	longer operating histories;

•	a longer history of implementing large-scale telecommunications or networking systems;

•	more established relationships with industry participants, customers, suppliers, distributors and other technology companies; and

•	the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Given their capital resources, many of these competitors are in a better position to withstand any significant reduction in capital spending by enterprise customers on telecommunications equipment and are not as susceptible to downturns in a particular market. This risk is enhanced because we focus our business solely on the enterprise IP telecommunications market and do not have a diversified portfolio of products that are applicable to other market segments.

We compete primarily on the basis of price, feature set, reliability, scalability, usability, total cost of ownership and service. Because our competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they have offered and in the future may offer telecommunications products at lower prices than we do. These larger competitors can also bundle products with other services, such as hosted or managed services, effectively reducing the price of their products. In order to remain competitive from a cost perspective, we have in the past reduced the prices of our products, and we may be required to do so in the future, in order to gain enterprise customers. Price reductions could have a negative effect on our gross margins.

Our competitors may also be able to devote more resources to developing new or enhanced products, including products that may be based on new technologies or standards. If our competitors’ products become more accepted than our products, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins. If any of our competitors’ products or technologies become the industry standard, if they are successful in bringing their products to market earlier, or if their products are more technologically capable than ours, then our sales could be materially adversely affected. We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could materially and adversely affect our business.

As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.

The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. For example, Microsoft Corporation has recently announced its unified communications product roadmap. This includes its recently introduced “Office Communicator 2007,” which Microsoft stated will allow end users to control communications, including voice over IP, through the Office Communicator application on their PC, which we expect will provide functionality similar to that offered by our Personal Call Manager application. Microsoft has also announced plans to introduce Exchange Server 2007, a product that will offer competing unified messaging capabilities. Microsoft has also developed an IP phone and has licensed the rights to produce such phones to third parties. In addition, Microsoft has also entered into alliances with several of our competitors, and in July 2006 announced an extensive relationship with Nortel for the production of IP-based communications equipment that will be integrated with the Microsoft systems and Office Communicator. Microsoft and other leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market.

If Microsoft continues to move into the telecommunications market or if other new competitors from the information technology, personal and business applications or software industries enter the telecommunications market, the market for IP telecommunications systems will become increasingly competitive. If the solutions offered by Microsoft or other new competitors achieve substantial market penetration, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

If the emerging market for enterprise IP telecommunications systems does not fully develop, our future business would be harmed.

The market for enterprise IP telecommunications systems has begun to develop only recently, is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of, enterprise IP telecommunications systems products and services are uncertain. We cannot assure you that enterprise telecommunications systems that operate on IP networks will become widespread. In particular, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to implement an IP telecommunications system that can require significant initial capital expenditures as compared to a hybrid system that might require a lower initial capital expenditure despite higher potential total expenditures over the long term. If the market for enterprise IP telecommunications systems fails to develop or develops more slowly than we anticipate, our products could fail to achieve market acceptance, which in turn could significantly harm our business. This growth may be inhibited by a number of factors, such as:

•	initial costs of implementation for a new system;

•	quality of infrastructure;

•	security concerns;

•	equipment, software or other technology failures;

•	regulatory encroachments;

•	inconsistent quality of service;

•	perceived unreliability or poor voice quality over IP networks as compared to circuit-switched networks; and

•	lack of availability of cost-effective, high-speed network capacity.

Moreover, as IP-based data communications and telecommunications usage grow, the infrastructure used to support these services, whether public or private, may not be able to support the demands placed on them and their performance or reliability may decline. Even if enterprise IP telecommunications systems become more widespread in the future, we cannot assure you that our products will attain broad market acceptance.

Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future as a result of a variety of factors, some of which may be outside of our control. If our results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly or annual results of operations may be due to a number of factors, including, but not limited to:

•	the timing and volume of shipments of our products during a particular period;

•	the timing and success of new product introductions by us or our competitors;

•	changes in our or our competitors’ pricing policies or sales terms;

•	changes in the mix of our products and services sold during a particular period;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including third-party manufacturing costs and costs of components;

•	our ability to obtain sufficient supplies of components;

•	our ability to maintain sufficient production volumes for our products;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payments, or SFAS 123(R);

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	general economic, industry and market conditions;

•	conditions specific to the IP telecommunications market, such as rates of adoption of IP telecommunications systems and introduction of new standards;

•	changes in domestic and international regulatory environments;

•	seasonality;

•	the purchasing and budgeting cycles of enterprise customers; and

•	geopolitical events such as war, threat of war or terrorist actions.

Because our operating expenses are largely fixed in the short-term, any shortfalls in revenue in a given period would have a direct and adverse effect on our operating results in that period. We believe that our quarterly and annual revenue and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

We rely on channel partners to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them could adversely affect our business.

Approximately 92% of our total revenue in fiscal 2006 was generated through indirect channel sales, and we expect indirect channel sales will continue to generate a substantial majority of our total revenue in the future. Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. In addition, we rely on these entities to provide many of the installation, implementation and support services for our products. Accordingly, our success depends in large part on the effective performance of these channel partners. By relying on channel partners, we may in some cases have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing enterprise customer requirements and respond to evolving enterprise customer needs. This difficulty could be more pronounced in international markets, where we expect that enterprise customers will purchase our systems from a channel partner that purchased through a distributor. Additionally, some of our channel partners are smaller companies that may not have the same financial resources as other of our larger channel partners, which could in some cases expose us to additional collections risk.

Recruiting and retaining qualified channel partners and training them in our technology and products requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

Our sales cycle can be lengthy and unpredictable, which makes it difficult to forecast the amount of our sales and operating expenses in any particular period.

The sales cycle for our products typically ranges from six to nine months, and in some cases can be over 12 months. Part of our strategy is to increasingly target our sales efforts on larger enterprises. Because the sales cycle for large enterprises is generally longer than for smaller enterprises, our sales cycle in the future may be even longer than it has been historically. As a result, we may have limited ability to forecast whether or in which period a sale will occur. The success of our product sales process is subject to many factors, some of which we have little or no control over, including:

•	the timing of enterprise customers’ budget cycles and approval processes;

•	a technical evaluation or trial by potential enterprise customers;

•	our ability to introduce new products, features or functionality in a manner that suits the needs of a particular enterprise customer;

•	the announcement or introduction of competing products; and

•	the strength of existing relationships between our competitors and potential enterprise customers.

We may expend substantial time, effort and money educating our current and prospective enterprise customers as to the value of, and benefits delivered by, our products, and ultimately fail to produce a sale. If we are unsuccessful in closing sales after expending significant resources, our operating results will be adversely affected. Furthermore, if sales forecasted for a particular period do not occur in such period, our operating results for that period could be substantially lower than anticipated and the market price of our common stock could decline.

Our products incorporate some sole sourced components and the inability of these sole source suppliers to provide adequate supplies of these components may prevent us from selling our products for a significant period of time or limit our ability to deliver sufficient amounts of our products.

We rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, we source semiconductors that are essential to the operation of our phones from separate single suppliers, and we have not identified or qualified any alternative suppliers for these components. If we lose access to these components we may not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our products or to qualify alternative suppliers. This reliance on a sole source or limited number of suppliers involves several additional risks, including:

•	supplier capacity constraints;

•	price increases;

•	timely delivery; and

•	component quality.

This reliance is exacerbated by the fact that we maintain a relatively small amount of inventory and our contract manufacturers typically acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or the terms and pricing of these components. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective enterprise customers. In addition, any increase in the price of these components could reduce our gross margin and adversely impact our profitability. We cannot assure you that we will be able to obtain a sufficient quantity of these components to meet the demands of enterprise customers in a timely manner or that prices of these components will not increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. These delays could also materially and adversely affect our operating results.

Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies.

We outsource the manufacturing of our products. Currently, we have arrangements for the production of our switches with a contract manufacturer in California and for the production of our phones with a contract manufacturer located in China. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity and reduced control over delivery schedules.

We depend on our contract manufacturers to finance the production of goods ordered and to maintain adequate manufacturing capacity. We do not exert direct control over our contract manufacturers, so we may be unable to procure timely delivery of acceptable products to our enterprise customers.

If sales of our products continue to grow, one or both of our contract manufacturers may not have sufficient capacity to enable it to increase production to meet the demand for our products. Moreover, both of our contract manufacturers could have manufacturing engagements with companies that are much larger than we are and whose production needs are much greater than ours. As a result, one or both of our contract manufacturers may choose to devote additional resources to the production of products other than ours if capacity is limited.

In addition, our contract manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products nor do we have any assurance that our contract manufacturers will agree to manufacture and supply any or all of our requirements for our products. Furthermore, either of our contract manufacturers may unilaterally terminate their relationship with us at any time upon 180 days notice with respect to the contract manufacturer of our switches and 120 days notice with respect to the contract manufacturer of our phones or seek to increase the prices they charge us. For example, in January 2005, one of our former contract manufacturers, which at the time was the sole manufacturer of our switches, notified us that it was terminating its relationship with us upon six months of advance notice, which required us to qualify and obtain a new contract manufacturer. As a result, we are not assured that our current manufacturers will continue to provide us with an uninterrupted supply of products of at an acceptable price in the future.

Even if our contract manufacturers accept and fulfill our orders, it is possible that the products may not meet our specifications. Because we do not control the final assembly and quality assurance of our products, there is a possibility that these products may contain defects or otherwise not meet our quality standards, which could result in warranty claims against us that could adversely affect our operating results and future sales.

If our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and to meet our quality specifications, or if they significantly increase their prices, we will have to identify one or more acceptable alternative contract manufacturers. The process of identifying and qualifying a new contract manufacturer can be time consuming, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner or at acceptable prices. Additionally, transitioning to new contract manufacturers may cause delays in supply if the new contract manufacturers have difficulty manufacturing products to our specifications or quality standards. Furthermore, we do not own the electronic design for our phones, hence it may be more difficult for us to arrange for an alternate of or a replacement for these products in a timely manner should a transition be required.

Any disruption in the supply of products from our contract manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which could adversely affect our business and results of operations.

The gross margins on our products may decrease due to competitive pressures or otherwise, which could negatively impact our profitability.

It is possible that the gross margins on our products will decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors, changes in the costs of components or other factors. If we experience decreased gross margins and we are unable to respond in a timely manner by introducing and selling new, higher-margin products successfully and continually reducing our product costs, our gross margins may decline, which will harm our business and results of operations.

If we fail to develop and introduce new products and features in a timely manner, or if we fail to manage product transitions, we could experience decreased revenue or decreased selling prices in the future.

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of the type of products we produce, there are significant technical risks that may affect our ability to introduce new products and features successfully. In addition, we must commit significant resources to developing new products and features before knowing whether our investments will result in products that are accepted by the market. The success of new products depends on many factors, including:

•	the ability of our products to compete with the products and solutions offered by our competitors;

•	the cost of our products;

•	the reliability of our products;

•	the timeliness of the introduction and delivery of our products; and

•	the market acceptance of our products.

If we are unable to develop and introduce new products in a timely manner or in response to changing market conditions or enterprise customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for, or cause price declines with respect to, our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet enterprise customer demand. Our failure to do so could adversely affect our revenue, gross margins and other operating results.

If we fail to respond to technological changes and evolving industry standards, our products could become obsolete or less competitive in the future.

The telecommunications industry is highly competitive and characterized by rapidly changing technologies and standards, frequent product introductions and short product life cycles. Accordingly, our operating results depend upon, among other things, our ability to develop and introduce new products and our ability to reduce production costs of existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business will be harmed.

In addition, as industry standards evolve, it is possible that one standard becomes predominant in the market. This could facilitate the entry into the market of competing products, which could result in significant pricing pressure. Additionally, if one standard becomes predominant and we adopt that standard, enterprises may be able to create a unified, integrated system by using phones, switches, servers, applications, or other telecommunications products produced by different companies. Therefore, we may be unable to sell complete systems to enterprise customers because the enterprise customers elect to purchase portions of their telecommunications systems from our competitors. For example, if a single industry standard is adopted, customers may elect to purchase our switches, but could purchase software applications and phones from other vendors. This could reduce our revenue and gross margins if enterprise customers instead purchase primarily lower-margin products from us. Conversely, if one standard becomes predominant, and we do not adopt it, potential enterprise customers may choose to buy a competing system that is based on that standard.

Our products are highly complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.

Because our enterprise customers rely on our products for telecommunications, an application that is critical to their business, any failure to provide high quality and reliable products, whether caused by our own failure or failures by our contract manufacturer or suppliers, could damage our reputation and reduce demand for our products. Our products have in the past contained, and may in the future contain, undetected errors or defects. Some errors in our products may only be discovered after a product has been installed and used by enterprise customers. Any errors or defects discovered in our products after commercial release could result in loss of revenue, loss of enterprise customers and increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Our purchase orders contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely affected.

Adverse economic conditions or reduced information technology spending generally and telecommunications spending specifically may adversely impact our business.

Our business depends on the overall demand for information technology, and in particular for telecommunications systems. The market we serve is emerging and the purchase of our products involves significant upfront expenditures. In addition, the purchase of our products can be discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology or telecommunications spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

Our future success depends on our ability to attract and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our future success will depend, to a significant extent, on our ability to attract and retain our key personnel, namely our management team and experienced sales and engineering personnel. We must retain and motivate high quality personnel, and we must also attract and assimilate other highly qualified employees. Competition for qualified management, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract and retain key employees, our ability to grow our business could be harmed.

If we fail to manage our growth effectively, our business could be harmed.

We have recently experienced a period of rapid growth in our headcount and operations. In the last year and a half, we have more than doubled our workforce and significantly expanded our channel partner network and the number and size of enterprise customers implementing our systems. We anticipate that we will further expand our operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in filling enterprise customer orders, declines in product quality or customer satisfaction, increases in costs or other production and distribution difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

We intend to expand our international operations, which could expose us to significant risks.

To date we have limited international operations and have not had material revenue from international enterprise customers. The future success of our business will depend, in part, on our ability to expand our operations and enterprise customer base successfully worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, we cannot assure you that our international expansion efforts will be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	our ability to comply with differing technical and environmental standards and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to adapt our products for specific countries;

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

•	unexpected changes in regulatory requirements;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

•	restrictions on the transfer of funds;

•	new and different sources of competition; and

•	political and economic instability and terrorism.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, enterprise customers, strategic partners and others to protect our intellectual proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently have three issued patents and 11 patent applications in the United States. We also have one issued and nine patent applications in foreign countries based on our issued patents and patent applications in the United States. We cannot assure you that any additional patents will be issued. Even if patents are issued, they may not adequately protect our intellectual property rights or our products against competitors, and third-parties may challenge the scope, validity and/or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. We may not be able to detect infringement, and may lose our competitive position in the market before we are able to do so. In the event that we detect any infringement of our intellectual property rights, we intend to enforce such rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and adversely impact our business, financial condition and results of operations.

If a third-party asserts that we are infringing on its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well have a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. For example, in January 2007, we received a letter from Rates Technology Inc. alleging that one or more of our products or services infringed on two patents owned by it. While we do not believe that our products infringe on any valid patent held by this company, we cannot assure you that it will not initiate a lawsuit against us. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Litigation with respect to intellectual property rights in the telecommunications industries is not uncommon and can often involve patent holding companies who have little or no product revenue and against whom our own patents may provide little or no deterrence. We may also be obligated to indemnify our enterprise customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements on terms acceptable to us or at all. In addition, disputes regarding our intellectual property rights may deter distributors selling our products and dissuade potential enterprise customers from purchasing such products. As such, third party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

Our products include third-party technology and intellectual property, which could present additional risks.

We incorporate certain third-party technologies, such as our contact center, collaboration bridge and network monitoring software, into our products, and intend to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology or updates to those technologies may not continue to be available to us on commercially reasonable terms, or at all. Furthermore, we do not own the electronic design for our phones, hence it may be difficult for us to arrange for an alternate of or a replacement for these products in a timely manner. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

We are subject to environmental and other health and safety regulations that may increase our costs of operations or limit our activities.

We are subject to environmental and other health and safety regulations relating to matters such as reductions in the use of harmful substances, the use of lead-free soldering and the recycling of products and packaging materials. For example, the European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products or operate our business, particularly if we increase international operations. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

Some of our competitors could design their products to prevent or impair the interoperability of our products with enterprise customers’ networks, which could cause installations to be delayed or cancelled.

Our products must interface with enterprise customer software, equipment and systems in their networks, each of which may have different specifications. To the extent our competitors supply network software, equipment or systems to our enterprise customers, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible with our products or to work less effectively with our products than their own. As a result, enterprise customers would be incentivized to purchase products that are compatible with the products and technologies of our competitors over our products. A lack of interoperability may result in significant redesign costs and harm relations with our enterprise customers. If our products do not interoperate with our enterprise customers’ networks, installations could be delayed or orders for our products could be cancelled, which would result in losses of revenue and enterprise customers that could significantly harm our business.

Our revenue may decline as a result of changes in public funding of educational institutions

In prior periods, public educational institutions have purchased our products. Public schools receive funding from local tax revenue, and from state and federal government through a variety of programs, many of which seek to assist schools located in underprivileged or rural areas. We believe that the funding for a substantial portion of our sales to educational institutions comes from federal funding, in particular the E-rate program. E-rate is a program of the Federal Communications Commission that subsidizes the purchase of approved telecommunications, Internet access, and internal connections costs for eligible public educational institutions. In the event that the federal government reduces the amounts dedicated to the E-rate program in future periods, or eliminates the program completely, our sales to educational institutions may be reduced. Furthermore, if state and local funding of public education is significantly reduced because of legislative changes or by fluctuations in tax revenue due to changing economic conditions, our sales to educational institutions may also be negatively impacted. Any reduction in spending on telecommunications systems by educational institutions would likely adversely affect our business and results of operations.

Our principal offices and the facilities of our contract manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our contract manufacturers, which could cause us to curtail our operations.

Our principal offices and the facilities of one of our contract manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We and our contract manufacturers are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Our products require reliable broadband connections, and we may be unable to sell our products in markets where broadband connections are not yet widely available.

End users of our products must have reliable access to an enterprise customer’s wide area network in order for our products to perform properly. Accordingly, it is not likely that there will be demand for our products in geographic areas that do not have a sufficiently reliable infrastructure of broadband connections. Many geographic locations do not have reliable infrastructure for broadband connections, particularly in some international markets. Our future growth could be limited if broadband connections are not or do not become widely available in markets that we target.

If our enterprise customers experience inadequate performance with their wide area networks, even if unrelated to our systems, our product performance could be adversely affected, which could harm our relationships with current enterprise customers and make it more difficult to attract new enterprise customers.

Our products rely on the reliable performance of the wide area networks of enterprise customers. If enterprise customers experience inadequate performance with their wide area networks, whether due to outages, component failures, or otherwise, our product performance would be adversely affected. As a result, when these types of problems occur with these networks, our enterprise customers may not be able to immediately identify the source of the problem, and may conclude that the problem is related to our products. This could harm our relationships with our current enterprise customers and make it more difficult to attract new enterprise customers, which could harm our business.

We may expand through acquisitions of, or investments in, other companies, each of which may be difficult to identify and successfully integrate into our business and could have other adverse consequences.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with contract manufacturers, channel partners and enterprise customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance initiatives. These added costs and required management focus could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have imposed a variety of new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we will be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

If our cash and cash equivalents balances and any cash generated from operations and from this offering are not sufficient to meet our future cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional common stock or other equity securities;

•	issuing debt securities; or

•	borrowing funds under a credit facility.

We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of common stock. In addition, if we were to raise cash through a debt financing, such debt may impose conditions or restrictions on our operations, which could adversely affect our business. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our operating plans to the extent of available funding, which would harm our ability to maintain or grow our business.

Risks Related to the Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, and you could lose some or all of your investment.

The price of our common stock may be volatile and the value of your investment could decline.

In the past, technology stocks have experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

Future sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on December 31, 2006, upon the completion of this offering, assuming no outstanding options are exercised prior to the completion of this offering, we will have approximately           shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up agreements entered into by our stockholders, the remaining 328,685,301 shares outstanding upon the completion of this offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

•	321,910,572 shares of common stock will be eligible for sale in the public market, beginning on the 181st day after the date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933 unless released sooner by the written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc.; and

•	the remainder of the shares will be eligible from time to time thereafter upon the lapse of our right to repurchase with respect to any unvested shares.

Following this offering, the holders of 287,878,041 shares of our common stock issued upon conversion of our preferred stock and warrants will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market.

Promptly following this offering, we intend to register up to approximately 93,177,695 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of December 31, 2006, 38,177,695 shares were subject to outstanding options, of which 14,331,864 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and Rule 144 restrictions on our affiliates.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. Further, if one or more of the analysts who do cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of December 31, 2006, our current directors, executive officers, holders of more than 5% of our common stock, including funds affiliated with Crosspoint Venture Partners, Foundation Capital, Lehman Brothers and J.P. Morgan, and their respective affiliates will, in the aggregate, beneficially own approximately  % of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We have broad discretion in the use of the net proceeds from this offering.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $      per share based on an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Upon the completion of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	limit who may call a special meeting of stockholders;

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;

•	require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;

•	allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and

•	set limitations on the removal of directors.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Please see “Description of Capital Stock — Anti-takeover Provisions” for a more detailed description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, the statements under the caption “Our Strategy” in the “Prospectus Summary” section, the statements under the caption “Our Strategy” in the “Business” section, other statements regarding our strategies for growth and current development initiatives, statement regarding planned expenditures, including capital expenditures, expansion of our research and development, sales and marketing and support organizations, and statements regarding other aspects of our business strategy, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” or “potential,” the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Gartner, Inc. and Nemertes Research Inc. These publications generally indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $      million from our sale of the           shares of common stock offered by us in this offering, based on an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $      million. Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase public awareness of our company and improve our competitive position, obtain additional capital, create a public market for our common stock and facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds received by us from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the proceeds of this offering for possible acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any acquisitions.

We currently have no specific plans for the use of the net proceeds to us from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, sales and marketing activities and competitive pressures. We therefore cannot estimate the amount of the net proceeds to be used for any of the purposes described above. We may find it necessary or advisable to use our net proceeds for other purposes, and we will have broad discretion in the application of our net proceeds.

Pending the uses described above, we intend to invest the net proceeds from the sale of shares of our common stock sold by us in this offering in short-term, interest bearing, investment grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, the terms of our current line of credit prohibits the payment of cash dividends without the lender’s consent.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding redeemable convertible preferred stock into common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect the sale of the shares of our common stock offered by us at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of
	September 30, 2006
		Pro	Pro Forma as
	Actual	Forma	Adjusted(1)
	(Unaudited, in thousands, except share and per share data)

Cash and cash equivalents	$13,290	$13,290	$

Redeemable convertible preferred stock, $0.01 par value: 235,862,612 shares authorized, 233,164,369 shares issued or outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$56,345	$—	$

Shareholders’ (deficit) equity:
Preferred Stock, $0.01 par value: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.01 par value, 415,000,000 shares authorized, 94,180,191 shares issued and outstanding, actual; 415,000,000 shares authorized, 327,344,560 shares issued and outstanding, pro forma; 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1,040	3,372
Additional paid-in capital	50,105	104,118
Deferred compensation	(312)	(312)
Notes receivable from shareholder	(219)	(219)
Accumulated deficit	(89,833)	(89,833)

Total shareholders’ (deficit) equity	$(39,219)	$17,126	$

Total capitalization	$17,126	$17,126	$

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total shareholders’ equity (deficit) by approximately $ , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The information in the table above excludes:

•	32,346,941 shares of common stock issuable upon exercise of outstanding options as of September 30, 2006, at a weighted average exercise price of $0.07 per share;

•	7,844,000 shares of common stock issuable upon exercise of options granted between October 1, 2006 and February 12, 2007, at a weighted average exercise price of $0.32 per share;

•	708,851 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2006, at a weighted average exercise price of $0.28 per share; and

•	50,000,000 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 5,000,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after completion of this offering.

As of September 30, 2006, we had a pro forma net tangible book value of $      million, or $      per share of common stock outstanding. Pro forma net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding shares of our common stock, which gives effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the completion of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of           shares of common stock offered by us under this prospectus at an assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $      million, or approximately $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2006, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $      million, our pro forma as adjusted net tangible book value per share after this offering by $      million per share and the dilution per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

The following table shows, as of September 30, 2006, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and before deducting the underwriting discount and estimated offering expenses payable by us.

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%			100.0%

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders

by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise in full their option to purchase up to           additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of September 30, 2006 will be $     , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $      to our existing stockholders and an immediate dilution per share to new investors in this offering of $     . If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The information in the table above excludes:

•	32,346,941 shares of common stock issuable upon exercise of outstanding options as of September 30, 2006, at a weighted average exercise price of $0.07 per share;

•	7,844,000 shares of common stock issuable upon exercise of options granted between October 1, 2006 and February 12, 2007, at a weighted average exercise price of $0.32 per share;

•	708,851 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2006, at a weighted average exercise price of $0.28 per share; and

•	50,000,000 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 5,000,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

To the extent that any options or warrants are exercised, new options or shares of common stock are issued under our 2007 equity incentive plan or our 2007 employee stock purchase plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 and the consolidated balance sheet data as of June 30, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2002 and 2003 and the selected consolidated statements of operations as of and for the years ended June 30, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the three months ended September 30, 2005 and 2006, and the consolidated balance sheet data as of September 30, 2006, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements contained in this prospectus and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

						Three Months Ended
	Year Ended June 30,					September 30,
	2002	2003	2004	2005	2006	2005	2006
	(In thousands, except share and per share amounts)

Consolidated statement of operations data:
Revenue:
Product	$5,302	$8,537	$16,587	$31,970	$55,300	$10,000	$18,467
Support and services	1,872	1,755	2,241	3,512	6,308	1,214	1,948

Total revenue	7,174	10,292	18,828	35,482	61,608	11,214	20,415
Cost of revenue:
Product (1)	3,463	4,634	7,725	13,961	21,855	4,044	6,507
Support and services (1)	2,221	2,003	1,660	2,907	5,425	1,078	1,445

Total cost of revenue	5,684	6,637	9,385	16,868	27,280	5,122	7,952
Gross profit	1,490	3,655	9,443	18,614	34,328	6,092	12,463

Operating expenses:
Research and development (1)	7,100	6,118	5,517	7,034	9,720	2,051	3,117
Sales and marketing (1)	8,419	6,847	8,004	10,050	15,699	3,067	5,677
General and administrative (1)	3,538	2,731	2,166	3,045	4,936	875	2,573

Total operating expenses	19,057	15,696	15,687	20,129	30,355	5,993	11,367

Income (loss) from operations	(17,567)	(12,041)	(6,244)	(1,515)	3,973	99	1,096
Other income (expense) — net	(31)	19	(7)	124	248	30	157

Income (loss) before provision for income taxes	(17,598)	(12,022)	(6,251)	(1,391)	4,221	129	1,253
Provision for income taxes	—	—	—	(11)	(219)	(13)	(207)

Net income (loss)	(17,598)	(12,022)	(6,251)	(1,402)	4,002	116	1,046
Stock dividends and accretion of preferred stock	—	(38)	(26)	(32)	(51)	(13)	(13)

Net income (loss) available to common shareholders	$(17,598)	$(12,060)	$(6,277)	$(1,434)	$3,951	$103	$1,033

Net income (loss) per share available to common shareholders:
Basic	$(1.86)	$(1.10)	$(0.13)	$(0.03)	$0.06	$0.00	$0.01
Diluted	$(1.86)	$(1.10)	$(0.13)	$(0.03)	$0.05	$0.00	$0.01
Shares used in computing net income (loss) per share available to common shareholders:
Basic	9,473,420	10,998,047	49,345,069	53,517,065	66,091,748	60,507,022	79,113,086
Diluted	9,473,420	10,998,047	49,345,069	53,517,065	84,867,945	72,912,729	101,904,114
Unaudited pro forma net income per share available to common shareholders(2):
Basic					$0.01		$0.00
Diluted					$0.01		$0.00
Unaudited shares used in computing pro forma net income per share available to common shareholders(2):
Basic					299,256,117		312,277,455
Diluted					318,032,314		335,068,483

(1) Includes stock-based compensation as follows:

						Three Months Ended
	Year Ended June 30,					September 30,
	2002	2003	2004	2005	2006	2005	2006
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$—	$—	$1
Cost of support and services revenue	—	—	—	—	16	14	5
Research and development	—	—	—	—	14	—	17
Sales and marketing	—	—	—	—	7	—	97
General and administrative	—	446	45	82	45	9	702

Total stock-based compensation	$—	$446	$45	$82	$82	$23	$822

(2) See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders. Unaudited pro forma basic and diluted net income per share allocable to common shareholders have been computed to give effect to assumed conversion of redeemable convertible preferred stock upon the closing of this offering on an if-converted basis for the fiscal year ended June 30, 2006 and the three months ended September 30, 2006.

						As of
	As of June 30,					September 30,
	2002	2003	2004	2005	2006	2006
	(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$6,182	$3,451	$723	$5,373	$12,333	$13,290
Working capital	3,476	3,720	1,320	10,741	16,208	18,182
Total assets	13,426	8,231	7,962	20,960	30,885	34,611
Redeemable convertible preferred stock	79,974	42,814	46,300	56,281	56,332	56,345
Total shareholders’ deficit	(74,721)	(38,374)	(44,596)	(45,713)	(41,168)	(39,219)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed above in the section entitled “Risk Factors.” We report results on a fiscal year ending June 30. For ease of reference within this section, 2006 refers to the fiscal year ended June 30, 2006, 2005 refers to the fiscal year ended June 30, 2005 and 2004 refers to the fiscal year ended June 30, 2004. The consolidated financial data as of and for the three months ended September 30, 2006 and September 30, 2005 are derived from financial statements that are unaudited.

Overview

We are a leading provider of IP telecommunications solutions for enterprises. Our solution is comprised of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. We were founded in September 1996 and shipped our first system in 1998. We have continued to develop and enhance our product line since that time. We currently offer five models of our switches and five models of our IP phones.

We sell our products primarily through channel partners that market and sell our systems to enterprises across all industries, including to small, medium and large companies and public institutions. We believe our channel strategy allows us to reach a larger number of prospective enterprise customers more effectively than if we were to sell directly. The number of our authorized channel partners has more than doubled since June 30, 2004 to more than 400 as of December 31, 2006, including 30 in Europe. Channel partners typically purchase our products directly from us. Our internal sales and marketing personnel support these channel partners in their selling efforts. In some circumstances, the enterprise customer will purchase products directly from us, but in these situations we typically compensate the channel partner for its sales efforts. At the request of the channel partner, we often ship our products directly to the enterprise customer.

Our channel partners generally perform installation and implementation services for the enterprises that use our systems. In most cases, our channel partners provide the post-contractual support to the enterprise customer by providing first-level support services and purchasing additional services from us under a post-contractual support contract. For channel partners without support capabilities or that do not desire to provide support, we offer full support contracts to provide all of the support to enterprise customers.

We outsource the manufacturing of our products to contract manufacturers. Our outsourced manufacturing model allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain a manufacturing operation. Our switch products are manufactured by a contract manufacturer in San Jose, California and our phone products are manufactured by a contract manufacturer in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and final testing and assembly of our products. We work closely with our contract manufacturers to manage the cost of components, since our total manufacturing costs are directly tied to component costs. We regularly provide forecasts to our contract manufacturers, and we order products from our contract manufacturers based on our projected sales levels. We seek to maintain sufficient levels of finished goods inventory to meet our forecasted product sales with limited levels of inventory to compensate for unanticipated shifts in sales volume and product mix.

Although we have historically sold our systems primarily to small and medium sized enterprises, we have recently begun to expand our sales and marketing activities to increase our focus on larger enterprise customers. Accordingly, we have implemented a major accounts program whereby our sales personnel assist our channel partners to sell to large enterprise accounts, and we coordinate with our channel partners to enable them to better serve large multi-site enterprises. To the extent we are successful in penetrating larger enterprise customers, we expect that the sales cycle for our products will increase, and that the demands on our sales and support infrastructure will also increase.

We are headquartered in Sunnyvale, California and the majority of our personnel work at this location. Sales and support personnel are located throughout the United States and, to a lesser extent, in the United Kingdom, Germany, Spain and Australia. While we expanded our operations to Europe in 2005 and to the Asia Pacific region in 2006, most of our enterprise customers are located in the United States. Revenue from international sales has been 2% or less of our total revenue for 2004, 2005, 2006 and the three months ended September 30, 2006, respectively. Although we intend to focus on increasing international sales, we expect that sales to enterprise customers in the U.S. will continue to comprise the significant majority of our sales.

We have experienced significant growth in recent periods, with our total revenue growing from $18.8 million for 2004 to $61.6 million for 2006. This growth in revenue has largely been driven by increased demand for IP telecommunications systems from new enterprise customers, as well as sales of additional products to our installed enterprise customer base. Our operating expenses have also increased significantly from $15.7 million for 2004 to $30.4 million for 2006. This growth in operating expenses has primarily been driven by our growth in headcount, from 76 employees at June 30, 2004 to 174 employees at June 30, 2006, and to 223 employees at December 31, 2006. We expect to continue to add personnel in all functional areas, including additional sales and support personnel. However, we expect our total headcount to grow at a slower rate as compared to recent periods.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of sales and marketing efforts and measure operational effectiveness.

Initial and repeat sales orders.  Our goal is to attract a significant number of new enterprise customers and to encourage existing enterprise customers to purchase additional products and support. Many enterprise customers make an initial purchase and deploy additional sites at a later date, and also buy additional products and support as their businesses expand. As our installed enterprise customer base has grown we have experienced an increase in revenue attributable to existing enterprise customers, which currently represents a significant portion of our total revenue.

Deferred revenue.  Nearly all system sales include the purchase of post-contractual support contracts with terms of up to five years, and our renewal rates on these contracts have been high historically. We recognize support revenue on a ratable basis over the term of the support contract. Since we receive payment for support in advance of our recognizing the related revenue, we carry a deferred revenue balance on our consolidated balance sheet. This deferred revenue helps provide predictability to our future support and services revenue. Accordingly, the level of purchases of post-contractual support with our product sales is an important metric for us along with the renewal rates for these services. Our deferred revenue balance at September 30, 2006 was $7.8 million, of which $4.8 million is expected to be recognized within one year.

Gross margin.  Our gross margin for products is primarily affected by our ability to reduce hardware costs faster than the decline in average overall system prices. We have been able to increase our product gross margin by reducing hardware costs and through product redesign and volume discount pricing from our suppliers. For example, in 2004, we introduced our current family of switches and IP phones, which generally improved our gross margin. We have also introduced new, lower cost hardware following these introductions, which has continued to improve our product gross margin. In general, product gross margin on our switches is greater than product gross margin on our IP phones. As the prices and costs of our hardware components have decreased over time, our software components, which have lower costs than our hardware components, have represented a greater percentage of our overall system sales. We consider our ability to monitor and manage these factors to be a key aspect of maintaining product gross margins and increasing our profitability.

Gross margin for support and services is significantly lower than gross margin for products, and is impacted primarily by personnel costs and related expenses. The primary goal of our support and services function is to ensure maximum customer satisfaction and our investments in support personnel and infrastructure are made with this goal in mind. We expect that as our installed enterprise customer base grows, we will be able to improve gross margin for support and services through economies of scale. However, the timing of additional investments in our support and services infrastructure could materially affect our cost of support and services revenue, both in absolute dollars and as a percentage of support and services revenue and total revenue, in any particular period.

Operating expense management.  To date, we have managed our operating expenses so that they have generally increased at a slower rate than our revenue growth, and we intend to continue to do so in the future. Our operating expenses are comprised primarily of compensation and benefits for our employees and, therefore, the increase in operating expenses has been related to increases in our headcount. We intend to expand our workforce to support our anticipated growth, and therefore our ability to forecast revenue is critical to managing our operating expenses.

Basis of Presentation

Revenue.  We derive our revenue from sales of our IP telecommunications systems and related support and services. Our typical system includes a combination of IP phones, switches and software applications. Channel partners buy our products directly from us. Prices to a given channel partner depend on that channel partner’s volume and customer satisfaction metrics, as well as our own strategic considerations. In circumstances where we sell directly to the enterprise customer in transactions that have been assisted by channel partners, we report our revenue net of any associated payment to the channel partners that assisted in such sales. This results in recognized revenue from a direct sale approximating the revenue that would have been recognized from a sale of a comparable system through a channel partner. Product revenue has accounted for 88%, 90%, 90% and 90% of our total revenue for 2004, 2005, 2006 and the three months ended September 30, 2006, respectively.

Support and services revenue primarily consists of post-contractual support, and to a lesser extent revenue from training services and installations that we perform. Post-contractual support includes software updates which grant rights to unspecified software license upgrades and maintenance releases issued during the support period. Post-contractual support also includes both Internet- and phone-based technical support. Post-contractual support revenue is recognized ratably over the contractual service period.

Cost of revenue.  Cost of product revenue consists primarily of hardware costs, royalties and license fees for third-party software included in our systems, salary and related overhead costs of operations personnel, freight, warranty costs and provision for excess inventory. The majority of these costs vary with the unit volumes of product sold. Cost of support and services revenue consists of salary and related overhead costs of personnel engaged in support and services, and hence is substantially fixed in the near term.

Research and development expenses.  Research and development expenses primarily include personnel costs, outside engineering costs, professional services, prototype costs, test equipment, software usage fees and allocated facilities expenses. Research and development expenses are recognized when incurred. We are devoting substantial resources to the development of additional functionality for existing products and the development of new products and related software applications. We intend to continue to make significant investments in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in absolute dollars.

Sales and marketing expenses.  Sales and marketing expenses primarily include personnel costs, sales commissions, travel, marketing promotional and lead generation programs, trade shows, professional services fees and allocated facilities expenses. We plan to continue to invest in development of our distribution channel by increasing the size of our field sales force and the number of our channel partners to enable us to expand into new geographies, including Europe and Asia Pacific, and further increase our sales to large enterprises. In conjunction with channel growth, we plan to increase the investment in our training and support of channel partners to enable them to more effectively sell our products. We also plan to continue investing in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

General and administrative expenses.  General and administrative expenses relate to our executive, finance, human resources and information technology organizations. Expenses primarily include personnel costs, professional fees for legal, accounting, compliance and information systems, travel, bad debt expense and allocated facilities expenses. We expect that in connection with and following this offering, we will incur significant additional accounting, legal and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company. In addition, as we expand our business, we expect to increase our general and administrative expenses.

The operating lease for our headquarters office expires on September 30, 2007. We anticipate negotiating a new lease in the upcoming months for a larger headquarters facility at prices reflective of those prevailing in the market at the time of lease execution. Accordingly, we expect our operating lease obligations to increase beginning in September 2007.

Other income (expense).  Other income (expense) primarily consists of interest earned on cash balances.

Provision for income taxes.  Provision for income taxes includes federal, state and foreign tax on our income. From inception through 2005 we accumulated substantial net operating loss and tax credit carryforwards. We fully reserved the deferred tax asset from these losses and tax credits on our financial statements. We were profitable in 2006 and had an effective tax rate of approximately 5% in 2006, as a result of utilizing portions of the deferred tax asset and reducing the related valuation allowance.

Our effective tax rate for the three months ended September 30, 2006 was 16.5%. Our effective tax rate for the remainder of 2007 is dependent upon a number of factors, including the extent of the impact from stock-based compensation and the extent of possible limitations on our ability to use net operating loss and tax credit carryforwards. We believe we have had multiple ownership changes, as defined under Section 382 of the Internal Revenue Code, due to significant stock transactions in previous years, which may limit the future realization of our net operating losses and we are currently analyzing these ownership changes to determine the limitations on our ability to utilize our net operating loss and tax credit carryforwards under Sections 382 and 383 of the Internal Revenue Code in future periods. At June 30, 2006, we had $84.4 million and $44.6 million of net operating loss carryforwards for federal and state purposes, respectively. Based on estimates prepared to date, we believe the provisions of Section 382 could result in the forfeiture of approximately $72 million of net operating losses for U.S. federal income tax purposes. We believe there could also be an impact on our ability to utilize California net operating loss carryforwards and our research and development tax credit carryforwards. As our analysis is incomplete, these estimates are uncertain. After fiscal 2007, we anticipate our effective tax rate will increase due to these limitations on our ability to utilize net operating loss and tax credit carryforwards, and the extent of the impact from stock-based compensation.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated.

				Three Months
				Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
	(In thousands)

Revenue:
Product	$16,587	$31,970	$55,300	$10,000	$18,467
Support and services	2,241	3,512	6,308	1,214	1,948

Total revenue	18,828	35,482	61,608	11,214	20,415
Cost of revenue:
Cost of product (1)	7,725	13,961	21,855	4,044	6,507
Cost of support and services (1)	1,660	2,907	5,425	1,078	1,445

Total cost of revenue	9,385	16,868	27,280	5,122	7,952

Gross profit	9,443	18,614	34,328	6,092	12,463
Operating expenses:
Research and development (1)	5,517	7,034	9,720	2,051	3,117
Sales and marketing (1)	8,004	10,050	15,699	3,067	5,677
General and administrative (1)	2,166	3,045	4,936	875	2,573

Total operating expenses	15,687	20,129	30,355	5,993	11,367

Income (loss) from operations	(6,244)	(1,515)	3,973	99	1,096
Other income (expense) — net	(7)	124	248	30	157

Income (loss) before provision for income tax	(6,251)	(1,391)	4,221	129	1,253
Provision for income taxes	—	(11)	(219)	(13)	(207)

Net income (loss)	$(6,251)	$(1,402)	$4,002	$116	$1,046

(1)	Includes stock-based compensation as follows:

Cost of product revenue	$—	$—	$—	$—	$1
Cost of support and services revenue	—	—	16	14	5
Research and development	—	—	14	—	17
Sales and marketing	—	—	7	—	97
General and administrative	45	82	45	9	702

Total stock-based compensation	$45	$82	$82	$23	$822

The following table sets forth selected consolidated statements of operations data as a percentage of total revenue for each of the periods indicated.

				Three Months
				Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006

Revenue:
Product	88%	90%	90%	89%	90%
Support and services	12	10	10	11	10

Total revenue	100	100	100	100	100
Cost of revenue:
Cost of product	41	40	35	36	32
Cost of support and services	9	8	9	10	7

Total cost of revenue	50	48	44	46	39

Gross profit	50	52	56	54	61
Operating expenses:
Research and development	29	20	16	18	15
Sales and marketing	43	28	26	27	28
General and administrative	11	8	8	8	13

Total operating expenses	83	56	50	53	56

Income (loss) from operations	(33)	(4)	6	1	5
Other income (expense) — net	—	—	—	—	1

Income (loss) before provision for income tax	(33)	(4)	6	1	6
Provision for income taxes	—	—	—	—	(1)

Net income (loss)	(33)%	(4)%	6%	1%	5%

Three months ended September 30, 2006 compared to three months ended September 30, 2005

Revenue.  Total revenue increased $9.2 million, or 82%, from $11.2 million in the three months ended September 30, 2005 to $20.4 million in the three months ended September 30, 2006. This increase was primarily attributable to increased sales of our products and services. Product revenue increased by $8.5 million, or 85%, from $10.0 million in the three months ended September 30, 2005 to $18.5 million in the three months ended September 30, 2006. Support and services revenue increased $734,000, or 60%, from $1.2 million in the three months ended September 30, 2005 to $1.9 million in the three months ended September 30, 2006 as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations.

Gross margin.  Total gross margin increased from 54% in the three months ended September 30, 2005, to 61% in the three months ended September 30, 2006. Product gross margin increased from 60% in the three months ended September 30, 2005, to 65% in the three months ended September 30, 2006. The increase in product gross margin was due to improved margins on hardware products as a result of sales of new hardware products with higher margins and reduced costs for some existing hardware products. Support and services gross margin increased from 11% in the three months ended September 30, 2005 to 26% in the three months ended September 30, 2006. The increase was due to support and service revenue increasing at a higher rate than service costs over the period. This contributed to an improvement in overall gross margin from the three months ended September 30, 2005 to the same period in 2006.

Research and development.  Research and development expenses increased $1.0 million, or 52%, from $2.1 million in the three months ended September 30, 2005, to $3.1 million in the three months ended September 30, 2006. These expenses represented 18% and 15% of total revenue, respectively, in those periods. Compensation for research and development employees accounted for $811,000 of the increase, as headcount increased from 39 employees at September 30, 2005 to 59 employees at September 30, 2006. Additionally, professional services, test equipment and software usage fees accounted for $150,000, $51,000 and $45,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $2.6 million, or 85%, from $3.1 million in the three months ended September 30, 2005 to $5.7 million in the three months ended September 30, 2006. These expenses represented 27% and 28% of total revenue, in those periods. Salaries, related benefits and sales commissions represented $1.8 million of this increase, as headcount doubled from 38 employees at September 30, 2005 to 76 employees at September 30, 2006. Additionally, promotional and lead generation programs, travel and stock-based compensation accounted for $574,000, $227,000 and $57,000, respectively, of the increase.

General and administrative.  General and administrative expenses increased $1.7 million, or 194%, from $875,000 in the three months ended September 30, 2005 to $2.6 million in the three months ended September 30, 2006. These expenses represented 8% and 13% of total revenue, respectively, in those periods. Salaries and benefits of general and administrative employees accounted for $270,000 of the increase, as headcount increased from 16 employees at September 30, 2005 to 19 employees at September 30, 2006. Additionally, stock-based compensation, professional services and bad debt expenses accounted for $693,000, $368,000 and $107,000, respectively, of the increase. The remainder of the increase was attributable to various expenses including travel expenses and allocated facility expenses. In addition, general and administrative expenses for the quarter ended September 30, 2006 include $699,000 of stock-based compensation associated with an outstanding option granted prior to the adoption of SFAS 123(R) that is subject to variable accounting. As a result of the variable accounting related to this option grant, we may have additional non-cash compensation expense in future periods.

Other income.  Other income increased $127,000 from $30,000 in the three months ended September 30, 2005 to $157,000 in the three months ended September 30, 2006. The increase was due to an increase in interest income due to higher average cash balances in the three months ended September 30, 2006 over average cash balances in the three months ended September 30, 2005.

Provision for income taxes.  The provision for income taxes increased $194,000 from $13,000 in the three months ended September 30, 2005 to $207,000 in the three months ended September 30, 2006, primarily due to an increase in our taxable income.

Fiscal 2006 compared to Fiscal 2005

Revenue.  Total revenue increased $26.1 million, or 74%, from $35.5 million in 2005 to $61.6 million in 2006. This increase was primarily attributable to increased sales of our products, including hardware and software, and services. Product revenue increased by $23.3 million, or 73%, from $32.0 million in 2005 to $55.3 million in 2006. Support and services revenue increased by $2.8 million, or 80%, from $3.5 million in 2005 to $6.3 million in 2006 as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations. The increase in support and services revenue reflected our increasing strategic focus on large enterprise customers and overall growth in system sales.

Gross margin.  Total gross margin increased from 52% in 2005 to 56% in 2006. Product gross margin increased from 56% in 2005 to 60% in 2006. The increase in product gross margin was due to improved margins on hardware products as a result of sales of new hardware products with higher margins and reduced costs for some existing hardware products. Support and services gross margin decreased from 17% in 2005 to 14% in 2006. The decrease was due to hiring new support and services employees to build our infrastructure at a faster rate than the growth in our support and service revenue.

Research and development.  Research and development expenses increased $2.7 million, or 38%, from $7.0 million in 2005 to $9.7 million in 2006. These expenses represented 20% and 16% of total revenue in 2005 and 2006, respectively. Of the increase, $2.0 million was for salaries and benefits as headcount increased from 37 employees at June 30, 2005 to 48 employees at June 30, 2006. Engineering costs for new products, prototype expenses, allocated facilities expenses and software usage fees accounted for $288,000, $133,000, $104,000 and $99,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $5.6 million, or 56%, from $10.1 million in 2005 to $15.7 million in 2006. These expenses represented 28% and 26% of total revenue in 2005 and 2006, respectively. Of the increase, $3.7 million was for salaries, sales commissions and related employee benefits as headcount increased from 34 employees at the end of 2005 to 66 employees at the end of 2006. Promotional and lead generation programs, travel, recruiting, training and professional services accounted for $959,000, $583,000, $140,000, $114,000 and $93,000, respectively, of the increase.

General and administrative.  General and administrative expenses increased $1.9 million, or 62%, from $3.0 million in 2005 to $4.9 million in 2006. These expenses represented 8% and 8% of total revenue in 2005 and 2006, respectively. Of the increase, $949,000 was for salaries and benefits as headcount increased from 14 employees at the end of 2005 to 18 employees at the end of 2006. Professional services and facilities maintenance costs accounted for $576,000 and $153,000, respectively, of the increase. The remainder of the increase was attributable to various expenses including allocated facilities expenses, expensed equipment, and an increase in the allowance for bad debts.

Other income.  Other income increased $124,000 from $124,000 in 2005 to $248,000 in 2006. The increase was primarily due to an increase in interest income, partially offset by an increase in foreign currency exchange losses and interest expense. Interest income increased $155,000 due to higher average cash balances in 2006.

Provision for income taxes.  The provision for income taxes increased $208,000 from $11,000 in 2005 to $219,000 in 2006, primarily due to an increase in our taxable income.

Fiscal 2005 compared to Fiscal 2004

Revenue.  Total revenue increased $16.7 million, or 88%, from $18.8 million in 2004 to $35.5 million in 2005. This increase was primarily attributable to increased sales of our products and services. Product revenue increased by $15.4 million, or 93%, from $16.6 million in 2004 to $32.0 million in 2005. Support and services revenue increased by $1.3 million, or 57%, from $2.2 million in 2004 to $3.5 million in 2005 as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations performed by us. Revenue from these other services, primarily training, increased to $524,000 in 2005.

Gross margin.  Total gross margin increased from 50% 2004 to 52% in 2005. Product gross margin increased from 53% in 2004 to 56% in 2005. The increase in product gross margin was due to sales of our IP phones following their introduction in June 2004, as these phones had higher margins than the third-party phones sold with our systems prior to that time. Support and services gross margin decreased from 26% in 2004 to 17% in 2005. The decrease was due to support and service employee related costs increasing faster than support and service revenue over 2004. Support and services headcount increased from 11 employees at June 30, 2004 to 21 employees at June 30, 2005, due to our ongoing efforts to build our support and services functions. The reduction in support and services gross margin resulted in reduction of total gross margin.

Research and development.  Research and development expenses increased $1.5 million, or 27%, from $5.5 million in 2004 to $7.0 million in 2005. These expenses represented 29% and 20% of total revenue in 2004 and 2005, respectively. Of the increase, $689,000 was for salaries and benefits as headcount increased from 24 employees at June 30, 2004 to 37 employees at June 30, 2005. Professional services, recruiting, engineering costs and software usage fees accounted for $417,000, $165,000, $145,000 and $136,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $2.0 million, or 26%, from $8.0 million in 2004 to $10.0 million in 2005. These expenses represented 43% and 28% of total revenue in 2004 and 2005, respectively. Of the increase, $796,000 was for salaries, sales commissions and benefits as headcount increased from 26 employees at June 30, 2004 to 34 employees at June 30, 2005. Promotional and lead generation programs, professional services and travel accounted for $995,000 and $208,000, respectively, of the increase.

General and administrative.  General and administrative expenses increased $879,000, or 41%, from $2.2 million in 2004 to $3.1 million in 2005. These expenses represented 11% and 8% of total revenue in 2004 and 2005, respectively. Of the increase, $362,000 was for salaries and benefits as headcount increased from 10 employees at June 30, 2004 to 14 employees at June 30, 2005. Professional services, travel and bad debt expense accounted for $316,000, $215,000 and $176,000, respectively, of the increase. This was offset by reductions in various other expenses, including depreciation.

Other income (expense).  Other income (expense) increased from $(7,000) in 2004 to $124,000 in 2005. The increase is primarily due to increases in interest income and other income of $128,000 and $2,000, respectively. In 2004, interest expense on borrowings of $22,000 exceeded interest and other income.

Provision for income taxes.  The provision for income taxes increased $11,000 from $0 in 2004 to $11,000 in 2005.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statement of operations data in dollars and as a percentage of total revenue for each of our last five quarters in the period ended September 30, 2006. The quarterly data presented below have been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2006	2006	2006
	(In thousands)

Statement of operations data:
Revenue:
Product	$10,000	$13,498	$14,474	$17,328	$18,467
Support and services	1,214	1,219	2,119	1,756	1,948

Total revenue	11,214	14,717	16,593	19,084	20,415
Cost of revenue:
Product(1)	4,044	5,668	6,011	6,132	6,507
Support and services(1)	1,078	1,109	1,755	1,483	1,445

Total cost of revenue	5,122	6,777	7,766	7,615	7,952

Gross profit	6,092	7,940	8,827	11,469	12,463
Operating expenses:
Research and development(1)	2,051	2,083	2,386	3,200	3,117
Sales and marketing(1)	3,067	3,873	3,916	4,843	5,677
General and administrative(1)	875	995	1,238	1,828	2,573

Total operating expenses	5,993	6,951	7,540	9,871	11,367

Income from operations	99	989	1,287	1,598	1,096
Other income — net	30	6	61	151	157

Income before provision for income tax	129	995	1,348	1,749	1,253
Provision for income tax	(13)	(51)	(76)	(79)	(207)

Net income	$116	$944	$1,272	$1,670	$1,046

Net income per share available to common shareholders:
Basic	$0.00	$0.01	$0.02	$0.02	$0.01

Diluted	$0.00	$0.01	$0.01	$0.02	$0.01

(1) Includes stock-based compensation as follows:

Cost of product revenue	$—	$—	$—	$—	$1
Cost of support and services revenue	14	—	—	2	5
Research and development	—	—	6	8	17
Sales and marketing	—	—	2	5	97
General and administrative	9	13	2	21	702

Total stock-based compensation	$23	$13	$10	$36	$822

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2006	2006	2006

As a percentage of total revenue:
Revenue:
Product	89%	92%	87%	91%	90%
Support and services	11	8	13	9	10

Total revenue	100	100	100	100	100
Cost of revenue:
Product	36	39	36	32	32
Support and services	10	7	11	8	7

Total cost of revenue	46	46	47	40	39

Gross profit	54	54	53	60	61
Operating expenses
Research and development	18	14	14	17	15
Sales and marketing	27	26	24	25	28
General and administrative	8	7	7	10	13

Total operating expenses	53	47	45	52	56

Income from operations	1	7	8	8	5
Other income — net	—	—	—	1	1

Income before provision for income tax	1	7	8	9	6
Provision for income tax	—	—	—	—	(1)

Net income	1%	7%	8%	9%	5%

Revenue has increased sequentially in each of the quarters presented due to increased sales of our products and an increase in the number of channel partners and company sales staff and additional products sold to new and existing enterprise customers. Because of the rapid growth of our revenue, we have not yet experienced the effects of seasonality on a quarter-to-quarter basis, but we expect that, over the longer term, we will experience seasonally reduced activity in the first and third quarters of each calendar year, as is the case with comparable companies in our industry. Support and services revenue and related cost of support and services revenue in the quarter ended March 31, 2006 increased due to installation revenue associated with one large sale. Product gross margins improved in the quarter ended June 30, 2006 primarily as a result of newly introduced hardware products that have higher margins than products that were replaced. Operating expenses increased sequentially in each of the quarters presented as we continued to add personnel and related costs to accommodate our growth. We have invested substantially in research and development in recent quarters as we believe technology leadership is an important element to our continued growth. Starting largely in the quarter ended June 30, 2006 we also increased general and administrative spending in information technology systems, outside audit and Sarbanes-Oxley-related consulting services. In addition, general and administrative expenses for the quarter ended September 30, 2006 included $699,000 of non-cash stock-based compensation associated with an outstanding option granted prior to the adoption of SFAS 123(R) that is subject to variable accounting.

Liquidity and Capital Resources

As of September 30, 2006, our principal sources of liquidity consisted of cash and cash equivalents of $13.3 million and accounts receivable of $13.9 million. Our primary sources of cash historically have been proceeds from the issuance of redeemable convertible preferred stock and payments for our products and services. From June 1998 through October 2004, we issued redeemable convertible preferred stock with aggregate net proceeds of $101.3 million. We have a $12.0 million line of credit with Silicon Valley Bank, which has a borrowing base equal to 80% of the amount of eligible accounts receivable plus 25% of the value of eligible inventory. Interest will accrue on any outstanding borrowings under the line of credit at a rate equal to the prime rate in effect plus 0.5% per annum, except the rate will be equal to the prime rate plus 1.5% per annum if our adjusted quick ratio is less than 1.5 to 1.0. At September 30, 2006, no balance was outstanding under the line of credit. The line of credit is secured by substantially all of our assets, and contains a financial covenant requiring us to maintain a tangible net worth of not less than $5.0 million. As of September 30, 2006, we were in compliance with all related financial covenants and restrictions. The line of credit terminates on June 26, 2007.

Our principal uses of cash historically have consisted of the purchase of finished goods inventory from our contract manufacturers, payroll and other operating expenses and purchases of property and equipment to support employee needs and the development of new products.

We believe that our $13.3 million of cash and cash equivalents at September 30, 2006, together with cash flows from our operations and the net proceeds from this offering, will be sufficient to fund our operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
	(In thousands)

Cash provided by (used in) operating activities	$(5,392)	$(4,957)	$7,266	$(1,091)	$1,384
Cash used in investing activities	(653)	(590)	(1,293)	(174)	(508)
Cash provided by financing activities	3,317	10,197	987	1,158	81

Cash flows from operating activities

Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business in operating expense areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. We procure finished goods inventory from our contract manufacturers and typically pay them in 30 days. We extend credit to our channel partners and typically collect in 50 to 60 days. We also prepay for license rights to third-party products in advance of sales.

Net cash provided by (used in) operating activities was ($1.1) million and $1.4 million in the three months ended September 30, 2005 and September 30, 2006, respectively. Net cash used in operating activities in the three months ended September 30, 2005 consisted primarily of net income of $116,000, depreciation and amortization expense of $142,000 and a use of $1.4 million related to net changes in operating assets and liabilities. Of this $1.4 million, inventory increased by $1.5 million largely as a result of units shipped in the quarter being below the forecasted quantities. Net cash provided by operating activities in the three months ended September 30, 2006 consisted primarily of net income of $1.0 million, stock compensation expense of $822,000, depreciation and amortization expense of $236,000 and a use of $720,000 related to net changes in operating assets and liabilities. Of this $720,000, accounts receivable increased $2.4 million as a result of increased revenue and increased average days to collect. Accrued liabilities and accrued employee compensation decreased $786,000, largely due to the payment to employees of bonuses earned for the six months ended June 30, 2006. Offsetting these uses of working capital were sources of cash provided by increased accounts payable of $1.3 million and deferred support revenue of $1.2 million.

Net cash provided by (used in) operating activities was ($5.4) million, ($5.0) million and $7.3 million in 2004, 2005 and 2006, respectively. Net cash used in operating activities in 2004 primarily consisted of net losses of $6.3 million, reduced by depreciation and amortization expense of $721,000 in 2004, and accounts receivable increase of $2.8 million primarily related to revenue growth. This increase in accounts receivable was largely offset by sources of cash provided by increased accounts payable of $1.2 million and deferred support revenue of $1.2 million. Net cash used in operating activities in 2005 primarily consisted of net losses of $1.4 million, reduced by depreciation and amortization expense of $592,000 and a use of $4.2 million related to net changes in operating assets and liabilities. Of this $4.2 million, the increased accounts receivable and inventory were $4.5 million and $3.5 million, respectively. These increases were partially offset by cash provided due to increased accounts payable of $1.0 million and payments for deferred support contracts of $2.8 million. Net cash provided by operating activities in 2006 primarily consisted of net income of $4.0 million, depreciation and amortization expense of $716,000 and an increase of $2.3 million related to net changes in operating assets and liabilities. Of this $2.3 million, the primary sources of cash were $1.9 million increase to accrued employee compensation, largely employee bonuses relating to company performance achievements in the three months ended March 31 and June 30, 2006, increased deferred revenue relating to support contracts of $1.5 million and increased accounts payable of $809,000.

Cash flows from investing activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities in the three months ended September 30, 2005 was $174,000 for capital expenditures. Net cash used in investing activities in the three months ended September 30, 2006 was $508,000 for capital expenditures, primarily related to manufacturing tooling for the production of our hardware products, and to computer equipment for our research and development lab and to support our growth in company headcount. We expect additional capital expenditures of approximately $1.5 million for the remainder of fiscal year 2007. The operating lease for our headquarters office expires in September 2007. We anticipate negotiating a new lease in the upcoming months for a larger headquarters facility and may incur capital expenditures in conjunction with it. Our requirements for additional capital expenditures are subject to change depending upon industry conditions.

Net cash used in investing activities was $653,000, $590,000 and $1.3 million in 2004, 2005 and 2006, respectively. Net cash used in investing activities in 2004 was for capital expenditures, primarily related to manufacturing tooling for production of our hardware products. Net cash used in investing activities in 2005 was for capital expenditures, primarily related to computer equipment to support our growth in headcount. Net cash used in investing activities in 2006 was for capital expenditures, primarily related to computer equipment to support our growth in headcount and to manufacturing tooling for production of our hardware products.

Cash flows from financing activities

Net cash provided by financing activities was $1.2 million and $81,000 in the three months ended September 30, 2005 and September 30, 2006, respectively. In the three months ended September 30, 2005, we borrowed $1.0 million under our line of credit and generated $159,000 cash from the exercise of stock options. In the three months ended September 30, 2006, we generated $70,000 from the exercise of stock options and $12,000 from the repayment of shareholder notes issued in connection with stock option exercises.

Net cash provided by financing activities was $3.3 million, $10.2 million and $1.0 million in 2004, 2005 and 2006 respectively. In 2004, we issued Series G redeemable convertible preferred stock for net proceeds of $3.4 million and made capital lease payments of $142,000. In 2005, we issued Series H redeemable convertible preferred stock for net proceeds of $9.9 million and received $222,000 from the repayment of shareholder notes issued in connection with stock option exercises. In 2006, we generated $1.0 million from the exercise of stock options.

Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2006:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Operating lease obligations	$898	$712	$186	—	—
Purchase obligations(1)	7,120	7,120	—	—	—

Total	$8,018	$7,832	$186	—	—

(1)	Purchase obligations represent commitments under non-cancelable orders for finished goods inventory with our contract manufacturers. At September 30, 2006, our purchase obligations increased by $942,000 as a result of increased sales.

We anticipate entering into a new lease for a larger headquarters facility prior to the expiration of our headquarters lease in September 2007. As a result, we anticipate that we will have increased operating lease obligations over a longer period than currently reflected in the table above.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Stock-based compensation;

•	Inventory valuation; and

•	Accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

Product Revenue

Our software is integrated with our hardware and is essential to the functionality of the integrated system product. Product sales generally include a perpetual license to our software. We recognize revenue for these sales in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, or Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, as applicable, depending on whether the hardware is sold in a multiple-element arrangement with software and post-contractual support or on a standalone basis if the enterprise customer purchases hardware, software, or maintenance support separately. For the initial sale, we generally bundle together the hardware, software, and post-contractual support contracts with terms of up to five years. Thereafter, if the enterprise customer increases the number of end user deployments and/or functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately. We have established vendor-specific objective evidence, or VSOE, of fair value for post-contractual support and other undelivered elements as noted below.

We recognize product revenue when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. Our agreements generally do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions have been met or the right of return lapses. We maintain a reserve for sales returns based on historical experience. Payment terms generally range from net 30 to net 60 days. In the event payment terms are extended materially from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due. We assess the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges are included in product revenue and the related shipping costs are included in cost of product revenue.

We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjust it for future expectations to determine the adequacy of our current and future reserve needs. If actual future returns and allowances differ from past experience and expectation, additional allowances may be required.

We have arrangements with channel partners to reimburse them for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), we record advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to product revenue.

Post-Contractual Support

Our support and services revenue is primarily derived from post-contractual support. We account for post-contractual support revenue based on SOP 97-2, which states that if an arrangement includes multiple elements, the fee should be allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated within the contract for each element. VSOE of fair value is limited to the price charged when the same element is sold separately. VSOE is established for support through prior renewals of post-contractual support contracts, which establishes a price which is based on a standalone sale.

We use the residual method, as allowed by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered elements, such as post-contractual support, installation services and training, are deferred and the remaining portion of the sales amount is recognized as product revenue. The fair value of the support and services is recognized as support and services revenue on a straight-line basis over the term of the related support period, which can be up to five years in length.

Installation and training

Installation services are sold on an elective basis. Channel partners or enterprise customers generally perform installations without our involvement, so we do not recognize substantial revenue from installation services. As installation is typically performed by the channel partner or enterprise customer, it is not considered essential to the functionality of the delivered elements. Installation is generally priced at established rates based on estimated hours to install our systems. Training services are also sold on an elective basis, both to channel partners and to enterprise customers, and is purchased both with system orders and on a standalone basis. VSOE of fair value is established for training through sales made independent of a bundled order. We recognize revenue related to installation services and training upon delivery of the service.

Allowance for Doubtful Accounts

We review our allowance for doubtful accounts on a quarterly basis by assessing individual accounts receivable that materially exceed due dates. Risk assessment for these accounts includes historical collections experience with the specific account and with our similarly situated accounts coupled with other related credit factors that may evidence a risk of default and loss to us. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in channel partner credit quality or likelihood of collection. If the financial condition of our channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts represents management’s best estimate, but changes in circumstances, including unforeseen declines in market conditions and collection rates, may result in additional allowances in the future or reductions in allowances due to future recoveries.

Stock-Based Compensation

Prior to July 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS 148.

In accordance with APB 25, stock-based compensation expense, which is a non-cash charge, resulted from stock option grants at exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair value of the underlying common stock on the date of grant.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards newly granted, modified, repurchased or cancelled, after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning July 1, 2006 is based on the grant date fair value of stock option awards we grant or modify after July 1, 2006. We recognize this expense on a straight-line basis over the options’ expected vesting terms. We estimated the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model with the following assumptions:

Three Months
Ended
September 30, 2006

Expected life	6.08 years
Interest rate range	4.8%
Volatility	68%
Dividend yield	0%

During the three months ended September 30, 2006, we recorded non-cash stock-based compensation expense of $100,000 under SFAS 123(R). In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest, assuming an expected forfeiture rate in determining stock-based compensation expense, which could affect the stock-based compensation expense recorded if there is a significant difference between actual and estimated forfeiture rates. Our estimated forfeiture rate in the three months ended September 30, 2006 was 13%. As of September 30, 2006, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $995,000, net of estimated forfeitures of $319,000. This cost will be amortized on a straight-line basis over a weighted-average period of approximately four years. As a result of adopting SFAS 123(R) on July 1, 2006, our net income for the three months ended September 30, 2006, was $64,000 lower than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net income per share for the three months ended September 30, 2006 are no different than if we had continued to account for stock-based compensation under APB 25.

Inventory Valuation

Inventories consist principally of finished goods and are stated at the lower of cost or market value, with cost being determined under a standard cost method that approximates first-in, first out. A small portion of our inventory also relates to evaluation units located at enterprise customer locations and service inventory. Inventory valuation reserves are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Inventory valuation reserves are based on historical usage, expected demand and, with respect to evaluation units, conversion rate and age. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory valuation reserves were $495,000, $598,000 and $685,000 as of June 30, 2005, June 30, 2006 and September 30, 2006, respectively. Once a reserve is established, it is maintained until the unit to which it relates is sold or scrapped. The reduced costs associated with the revenue from this unit results in an increase in gross profit and gross margin.

Accounting for Income Taxes

We account for income taxes using an asset and liability approach, in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, we provide a valuation allowance to the extent we do not believe it is more likely than not that we will generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. To date, as a result of our uncertainty regarding the realizability of our deferred tax assets, consisting principally of net operating loss and tax credit carryforwards, we have recorded a 100% valuation allowance.

At June 30, 2006, we had $84.4 million and $44.6 million of net operating loss carryforwards for federal and state purposes, respectively. Net operating loss carryforwards will begin to expire in 2017 and 2007 for federal and California purposes, respectively. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. The ability to maintain our current effective tax rate is contingent upon existing tax laws in both the U.S. and the respective countries in which our international subsidiaries are located, and the availability of our net operating loss and tax credit carryforwards.

We believe we have had multiple ownership changes as defined under Section 382 of the Internal Revenue Code and we are currently analyzing these ownership changes to determine the limitations on our ability to utilize our net operating loss and tax credit carryforwards under Sections 382 and 383 of the Internal Revenue Code in future periods due to significant stock transactions in previous years, which may limit the future realization of our net operating losses and tax credits. Based on estimates prepared to date, we believe the provisions of Section 382 could result in the forfeiture of up to $72 million of net operating losses for U.S. federal income tax purposes. We believe there could also be an impact on our ability to utilize California net operating loss carryforwards as well. As our analysis is incomplete, these estimates are uncertain.

As of June 30, 2006, we had research and development tax credit carryforwards of approximately $2.5 million and $2.8 million, which can be used to reduce future federal and California income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2012 through 2026. California research and development tax credits will carry forward indefinitely. In addition, a portion of the federal research tax credit carryforwards may be subject to forfeiture due to Section 383 limitations. We are in the process of determining the impact of Section 383 on the tax credit carryforwards. As our analysis is incomplete, these estimates are uncertain.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”) that replaces Accounting Principals Board Opinions No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 is mandatory for years beginning after December 15, 2006. We are currently in the process of evaluating the effects of this new accounting standard.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We will be required to adopt this interpretation in fiscal year 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in 2008 to have a material impact on our results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of September 30, 2006, we had cash and cash equivalents of $13.3 million, which consisted of highly liquid money market instruments with original maturities of three months or less. Because of the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material effect on our financial condition or results of operations.

Foreign Currency Risk

As we expand, we expect that many of our international enterprise customers will be invoiced in foreign currencies and our international sales and marketing operations will incur expenses that are denominated in foreign currencies. These revenues and expenses could be materially affected by currency fluctuations. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. As a result, we could incur unanticipated translation gains and losses. To date, the foreign currency effect on our cash and cash equivalents has been immaterial and we have not hedged our exposure to changes in foreign currency exchange rates.

BUSINESS

Overview

We are a leading provider of IP telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. To date, we have sold our IP telecommunications systems to over 4,000 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. We sell our systems through our extensive network of approximately 400 channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last three years, IT executives surveyed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise telecommunications systems providers.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration has created a significant market opportunity for enterprise IP telecommunications systems providers. Gartner, Inc., an independent research firm, estimates that worldwide enterprise telephony systems equipment end user revenue was $17.2 billion in 2006, including legacy TDM PBX/KTS equipment, IP-enabled PBX equipment and IP-PBX equipment. According to Gartner, the IP-PBX market was estimated to have been $3.9 billion in 2006 and is expected to grow to $7.9 billion by 2010, which represents a 19.1% compound annual growth rate. We refer to the TDM PBX/KTS equipment as “TDM systems,” IP-enabled PBX equipment as “hybrid systems,” and IP-PBX equipment as “IP systems.”

Multi-site enterprises typically have deployed one of three primary types of telecommunications systems: TDM systems, hybrid systems or IP systems, which include server-centric and switch-based systems. These systems are comprised of multiple phones that are independently connected to a switch within the enterprise, called the private branch exchange, or PBX. This switch aggregates the calls from these phones and transports them across the telecommunications network. In evaluating telecommunications systems, enterprises consider several factors, including: cost, scalability, reliability, ease of use, functionality, ease of management and installation and ability to integrate with existing applications.

Challenges of TDM-based enterprise telecommunications systems

Developed in the 1980’s, TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. These multiple independent systems are connected by private, dedicated lines. Although enterprises can scale their TDM systems by adding switches, the associated installation and integration costs and on-going management and maintenance costs are usually significant. Enterprises deploying TDM systems typically also incur other telecommunications services expenses, such as costs associated with dedicated circuits and service charges. As a result of these characteristics, TDM systems are complicated and costly to install, upgrade, scale, manage and maintain. In addition, because these systems operate on dedicated voice networks, independent of the data network, an enterprise cannot integrate its voice applications, such as voicemail, fax, end user presence and outbound call initiation and handling, with software that operates on its data network, such as customer relationship management applications.

Challenges of hybrid enterprise telecommunications systems

In an effort to address some of the limitations of TDM systems and to extend the life of their existing telecommunications infrastructure, some enterprises implement hybrid systems. A hybrid system is a modification of a TDM system that supports IP phones and enables voice signals to be sent as IP packets over data networks, such as local area networks, or LANs, and wide area networks, or WANs, instead of dedicated TDM lines. Although hybrid system technology enables enterprises to migrate some of their existing TDM infrastructure to an IP-based system, all switching is still accomplished with the TDM infrastructure. Thus, a hybrid system suffers from some of the same disadvantages of a TDM system. In addition, hybrid systems require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Accordingly, we believe increased operating costs associated with maintaining two networks typically outweigh the short-term capital savings realized from implementing a hybrid system. In order to achieve the full benefits of a converged voice and data network, enterprises will ultimately need to implement an all-IP telecommunications system.

Challenges of server-centric enterprise IP telecommunications systems

Server-centric IP systems seek to address the limitations of TDM and hybrid systems by allowing enterprises to combine their voice and data networks into a single IP network. Some vendors offer server-centric enterprise IP telecommunications systems that rely on servers and routers with IP telecommunications modules for call management and applications. These systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. Although the management and control of these systems can be carried out from a single computer, management often must be performed on an application-by-application basis. In addition, these systems also run on operating systems that were not optimized for real-time voice processing which can result in lower reliability and decreased performance. Most applications require a dedicated server to run on these systems, increasing the cost and complexity of adding applications to the existing network. In addition, server-centric IP systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also tend to be less reliable because they require mechanical disk drives to be available for placing and receiving calls. Further, to achieve higher reliability, server-centric IP systems typically maintain a backup server for each primary server, which increases the cost and complexity of the enterprise’s entire telecommunications system.

The Opportunity

Because of the limitations of TDM, hybrid and server-centric IP systems, we believe enterprises need an IP-based telecommunications system that provides management of the entire system using a single software application from any computer, is easy to install and use, provides scalability and reliability, provides end users with a consistent, full suite of features across the enterprise, regardless of location, and has a low total cost of ownership.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems consist of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications, all based on our proprietary distributed software architecture and switch-based hardware platform. In contrast to server-centric IP systems, our switch-based hardware platform uses flash memory and an embedded operating system, which minimizes the use of expensive servers. As such, our solution is designed to provide a more reliable, secure and scalable system. Our proprietary software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our Personal Call Manager and other desktop applications are easy to use and enable improved end user productivity. Our browser-based system management provides enterprises with a single point of management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise using a single application at any location. Through our distributed software architecture and innovative switch design, we believe our system provides scalability and reliability, a single point of management, is easy to install and use and provides end users with a consistent, full suite of features across the enterprise, regardless of location, all for a low total cost of ownership.

Benefits of our distributed software architecture and switch-based hardware platform

As a result of our distributed software architecture and switch-based hardware platform, we provide enterprise customers with a number of key benefits, including:

Ease of use.  We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com. With the click of a mouse, the end user can make phone calls from contact lists, convene and manage participation in conference calls, listen to voicemail and check the availability of others on the network.

Ease of installation and management.  Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser, which reduces administrative complexity, resulting in reduced IT management costs for enterprises. As a result of our architecture, we believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

Scalability.  We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expand to support their growth. Our systems are designed to seamlessly support more than 10,000 lines and enterprises may scale beyond that size by adding additional ShoreTel systems. As a result, our systems can cost-effectively scale to support enterprises of all sizes.

Reliability.  Our switches are designed to be highly reliable and operate independently. Each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications based on our systems can survive a variety of LAN, WAN and hardware failures using our systems. For increased reliability, a single additional switch can be added cost-effectively to the site to create “n+1” redundancy, rather than requiring dedicated, redundant switches to improve reliability, as needed by alternative systems.

Low total cost of ownership.  Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems. In particular, the scalable nature and the lack of multiple redundant units required in our systems can significantly reduce investments in equipment. Although the initial capital expenditure associated with the implementation of our systems may be greater than those required to extend a TDM system to a hybrid system, we believe that the total expenditures required to deploy, maintain and upgrade ShoreTel systems result in significantly lower total cost of ownership over time. We also believe enterprises that use our systems incur lower operating, maintenance and upgrade costs than those that use competing systems.

We believe that as a result of these key benefits and our superior customer service, we maintain the industry’s highest level of customer satisfaction. According to Nemertes Research, for the last three years, we have delivered the highest level of customer satisfaction of any leading IP-based telecommunications vendor rated in its enterprise benchmarks across all surveyed criteria, including value, technology, value-added reseller expertise, customer service, solution experience, product features, installation/troubleshooting and performance.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

Extend our technology advantage.  We believe that our distributed software architecture and switch-based hardware platform provide us with a key competitive advantage. To further differentiate our systems, we intend to continue our research and development activities to enhance the functionality of our systems, feature set and end user experience. We also intend to develop new and expand existing relationships with technology partners to provide additional system applications, such as multi-media capabilities. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

Grow our distribution network.  We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are focused on expanding relationships with channel partners that will enable us to increase adoption of our systems by large enterprises. We also intend to further develop our relationships with channel partners that operate in strategic international markets. We believe international markets represent a significant growth opportunity, since those markets are expected to increasingly adopt IP telecommunications systems.

Maintain focus on customer satisfaction.  We believe that satisfied enterprise customers are likely to purchase more of our products and to serve as advocates for our systems. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We also intend to actively measure, and develop programs to continue to enhance, customer satisfaction.

Increase our brand awareness.  We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue growing our enterprise customer base. We intend to increase our sales and marketing activities with both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

Increase penetration of our installed base.  We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises. By increasing our penetration, we believe we can continue to realize increased operating efficiencies while driving a wider adoption of our systems.

Products

We provide a switch-based IP telecommunications system for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform that enable a single telecommunications system to serve multi-site enterprises. This architecture provides high network reliability and allows for a single point of management and administration of a system across all sites of a multi-site enterprise. System administrators can make changes anywhere throughout the system through a web browser interface that presents a user-friendly view of the system’s configuration. Our architecture also provides end users with a consistent and full set of features across an enterprise, regardless of location.

We introduced our first suite of products in 1998 and have continued to add features and functionality throughout our history. Our solution is comprised of ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. As new software versions of our solution have been released, existing enterprise customers have been able to upgrade their switches, phones and applications, allowing them to preserve their ShoreTel investment.

ShoreGear switches.  Our switches provide call management functionality, and each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures. The high reliability of our switches is enhanced by two key design features: the use of flash memory in lieu of disk drives and running an embedded operating system optimized for real-time processing, such as call management. Unlike disk drives, flash memory does not rely on mechanical movement, and therefore is less likely to break down and cause our systems to fail. Furthermore, our embedded operating system enables a higher performing and more reliable software platform relative to server-centric IP systems because it is optimized for real-time processing. The reliability of each site within the system can be further improved by adding a single additional switch to that site to create “n+1” redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems. In addition, our switches connect to the public telephone network via one of several interfaces, including T1 and E1 interfaces for high-density connectivity to the public telephone network. We offer five switches of varying sizes to meet the needs of enterprises of all sizes. The modular nature of our switches allows our enterprise customers to easily expand their system capacity by deploying additional switches across their network.

ShorePhone IP phones.  We offer a range of innovative, high performance phones to meet the needs of the different types of end users across the enterprise. Our phones are designed to provide a superior combination of ergonomics, sound quality and appearance. We offer five phones that vary by size, display features and line capacity. ShorePhone IP phones are designed to function without any configuration, simplifying installation. Our systems also support Wi-Fi phones for mobile workers. Our range of IP phones include the following models, which are offered in silver and black:

ShoreWare software applications.  Our ShoreWare software features a number of applications that facilitate the end user experience and enterprise system management. In addition, we offer additional business applications that integrate with core business processes to provide improved functionality and enhanced end user productivity. An industry standard server is used to support these applications, as opposed to the call management functions of our systems, which run entirely on ShoreGear switches. Our ShoreWare software consists of our proprietary software as well as third-party applications and includes:

•	ShoreWare desktop applications. ShoreWare desktop applications for end users include the following primary offerings: Personal Call Manager, Unified Messaging, Office Anywhere, Automated Attendant and a softphone.

•	Personal Call Manager. Personal Call Manager is an application that allows end users to manage their voice communications from their desktops. With the click of a mouse, end users can initiate, manage, terminate, and receive calls, convene and manage conference calls, and see the availability of others on the network. This functionality is enhanced by the integration of our Personal Call Manager application with Microsoft Outlook, which allows the end user to initiate calls from a contact list.

•	Unified Messaging. Unified Messaging integrates our voicemail application with Microsoft Outlook. This enables end users to receive, send, be notified of and play voice mail messages through their Microsoft Outlook email.

•	Office Anywhere. Office Anywhere enables end users outside the office to manage calls with Personal Call Manager and to enjoy the same call handling productivity benefits as their office-based colleagues. Communications directed to the end user’s office phone are forwarded to the end user’s location, and the end user’s outbound calls appear to the called party as if they originated in the end user’s office. Using Office Anywhere, end users have the same call management and unified messaging features and functionality at remote locations as they have in their offices.

•	Softphone. ShoreTel’s softphone application allows an end user to turn a PC into an IP phone by simply connecting a headset to the PC and activating the application.

•	Automated Attendant. Automated Attendant provides end users with a 24-hour automated call answering and routing capability that enables the enterprise to direct callers to appropriate individuals, workgroups or messages.

•	Workgroup. Workgroup is an entry-level contact center application that provides real-time handling of incoming calls to enterprises, with call routing, queuing and reporting tools.

•	ShoreWare system management. Our browser-based system management applications consist of ShoreWare Director and ShoreWare System Monitor.

•	ShoreWare Director. ShoreWare Director provides enterprises with a single point of system management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise from any location using a single application. A new end user’s extension, mailbox and automated attendant profile can be added from a single management screen, avoiding the additional work required with most PBXs, voice mail systems and automated attendants.

•	ShoreWare System Monitor. ShoreWare System Monitor is an IP voice management tool that is designed to continuously measure the performance of every link in the network, enabling an enterprise to identify and address voice quality issues.

•	Additional business applications. We offer other business applications, such as ShoreTel Contact Center, ShoreTel Converged Conferencing and salesforce.com integration. ShoreTel Contact Center allows enterprises to efficiently manage significant inbound or outbound call activities. ShoreTel Converged Conferencing enables enterprises to conduct large audio conferences and provides collaboration tools for application sharing, desktop sharing, instant messaging and end user availability information. Our salesforce.com integration application is designed to improve the productivity of end users that use salesforce.com by seamlessly integrating voice communications capabilities into their data driven workflow.

ShoreTel Global Services

We complement our product offerings with a broad range of services that help us maintain and expand our relationships with enterprise customers and channel partners and, in the case of post-contractual support, provide us with recurring revenue. Typically, our channel partners provide many of these services, although we provide back up and escalation support as needed, or if requested by the enterprise customer, we provide these services directly.

The ShoreTel Global Services include post-contractual support, training, system design and installation, and professional services.

•	Post-contractual support services include web-based access support services and tools, access to technical support engineers, hardware replacement and software updates. These services are typically offered under support contracts with terms of up to five years.

•	Training services include certification programs for channel partners, training programs at enterprise customer or channel partner locations and self-paced, desktop training programs.

•	System design and installation services include the assessment of the telecommunications requirements of a particular enterprise, the configuration of a system to maximize its efficiency, the management of the installation, and the subsequent testing and implementation of our systems.

•	Professional services include software development to improve system performance, enable integration of our systems with third party applications or legacy systems, streamline business processes and address enterprise customer-specific business opportunities.

Technology

Our systems are based on a combination of our proprietary software, industry-standard interfaces and protocols, and customized and off-the-shelf hardware components. We have developed proprietary technologies that are critical to the operation of the servers and ShoreGear switches within our systems and provide our systems with the properties that distinguish them from alternative IP systems.

The key elements of our distributed software architecture are:

•	software that monitors all call activity on ShoreGear switches, and enables integration of ShoreTel and third-party applications;

•	software that enables calling between switches and allows calls to be distributed among switches instead of using a single centralized switch;

•	software that provides a graphical user interface for our phones;

•	software that coordinates the functions of all servers on the system, allowing them to perform as a single, virtual server;

•	software that enables remote ShoreTel and third-party applications to access and modify our systems;

•	software that enables ShoreGear switches to obtain call routing information;

•	software that enables the switch to communicate with the application server, and receive system configuration information;

•	software that allows each switch to maintain a comprehensive view of the system; and

•	software that monitors the bandwidth consumed on each WAN segment and prevents the system from exceeding bandwidth limitations.

Our switch-based software also uses industry-standard Media Gateway Control Protocol, or MGCP, and Session Initiation Protocol, or SIP, for setting up calls.

ShoreGear switches are comprised of off-the-shelf, embedded microprocessors and networking components, such as Ethernet controllers, and customized integrated circuits. These switches run on Wind River VxWorks, a widely-used embedded operating system, and use random access memory and flash memory and our switch call management software for application processing. ShorePhone IP phones are comprised of enterprise IP phone chips manufactured by Broadcom Corporation and customized LCD displays, microphones and speaker circuitry.

Enterprise Customers

Our enterprise customers include small, medium and large companies and public institutions in a wide range of vertical markets, including the financial services, government, education, health care, manufacturing, non-profit organization, professional services and technology industries. As of September 30, 2006, we had approximately 4,000 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. Our broad enterprise customer base reflects our historical strength in the small and medium-sized business and public institution sectors.

We believe that maintaining the highest possible levels of customer satisfaction is critical to our ability to retain existing and gain new enterprise customers. We believe that satisfied enterprise customers will purchase more of our products and serve as advocates for our systems, and we work closely with them as they deploy and use our systems. We follow every implementation with a formal review with the enterprise customer that involves contacts with our internal staff and third-party technical personnel, and take prompt action to resolve any issues that might have been identified. We also have frequent follow-up contacts with our enterprise customers to promptly resolve issues and to ensure that they are fully satisfied with their system. We also survey enterprise customers that use technical support services to ensure that high-quality support services are being provided. Through this process, we gain valuable insights into the existing and future requirements of our enterprise customers’ activities and this helps us develop product enhancements that address the evolving requirements of enterprises.

Additionally, to promote high-quality support throughout our services organization, we measure key performance indicators and operational metrics of our services organization, including call answer times, call abandon rates, customer satisfaction with technical support, time to issue resolution, call interaction quality, as well as customer satisfaction with system implementation, training services and technical support, and use the results to direct the management of our services organization.

We also monitor our enterprise customers’ satisfaction with our channel partners by surveying our enterprise customers after the system is installed. We actively encourage our channel partners to maintain and improve our enterprise customers’ levels of satisfaction. We also monitor our channel partners’ satisfaction with ShoreTel, as their satisfaction with and advocacy of ShoreTel is also very important to our success.

Sales and Marketing

We sell our products and services primarily through an extensive network of approximately 400 channel partners. These channel partners range in size from single-site, regional firms with specialized products and services to multi-national firms that provide a full range of IT products and services. Our channel partners market and sell our products into both the large enterprise and small-to-medium enterprise markets. We maintain a sales organization that recruits, qualifies and trains new channel partners, participates in sales presentations to potential enterprise customers and assesses customer feedback to assist in developing product roadmaps. As part of our increased focus on sales to large accounts, we have also implemented a major accounts program whereby senior sales executives assist our channel partners in selling to and providing support for large enterprise customer accounts. No single channel partner accounted for 10% or more of our revenue in the fiscal year ended June 30, 2006 or the three months ended September 30, 2006. As of December 31, 2006, we had 83 personnel in sales and marketing activities.

We believe our channel partner network allows us to effectively sell our systems without the need to build large dedicated in-house sales and service capabilities. We continue to work with existing channel partners to expand their sales of our systems and to recruit new channel partners with a focus on increasing market coverage.

Our internal marketing team focuses on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. In addition to providing marketing materials, we communicate product and service offerings through our installed base and news letters, direct mail campaigns, web postings, press releases and web-based training.

Research and Development

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet enterprise customer requirements is essential to our success. To this end, we have assembled a team of engineers with expertise in various fields, including voice and IP communications, telecommunications network design, data networking and software engineering. Our principal research and development activities are conducted in Sunnyvale, California. We have invested significant time and financial resources into the development of our architecture, including our switches and related software. We intend to continue to expand our product offerings, improve the features available on our products and integrate our systems with third party enterprise applications. As of December 31, 2006, we had a total of 69 personnel in research and development and related technical service and support functions. Research and development expenses were $5.5 million, $7.0 million, $9.7 million and $3.1 million in fiscal 2004, 2005 and 2006, and the three months ended September 30, 2006, respectively.

Manufacturing and Suppliers

We outsource the manufacturing of our hardware products. This outsourcing allows us to:

•	avoid costly capital expenditures for the establishment of manufacturing operations;

•	focus on the design, development, sales and support of our hardware products; and

•	leverage the scale, expertise and purchasing power of specialized contract manufacturers.

Currently, we have arrangements for the production of our switches with Jabil Circuit, Inc., a contract manufacturer in California, and we have arrangements for the production of our phones with Giant Electronics Ltd., a contract manufacturer located in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and performing final testing and assembly of our products. We depend on our contract manufacturers to procure components and to maintain adequate manufacturing capacity. We typically fulfill product orders out of our Sunnyvale, California offices.

We regularly provide forecasts for orders, and we order products from our contract manufacturers based on our projected sales levels. However, enterprise customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by enterprise customers in these orders frequently vary based upon each enterprise customer’s particular needs.

We also rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, our contract manufacturers purchase semiconductors that are essential to the production of our phones from a single source supplier, and we have not identified any alternative suppliers for these components. This reliance is amplified by the fact that we and our contract manufacturers maintain relatively low inventories and acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. We cannot assure you that we will be able to obtain a sufficient quantity of these components in a timely manner to meet the demands of our enterprise customers or that prices of these components will not increase. These delays or any disruption of the supply of these components could also materially and adversely affect our operating results.

Competition

The market for enterprise IP telecommunications systems is quickly evolving, highly competitive and subject to rapid technological change. As a result of the convergence of voice and data networking technologies that characterize IP enterprise telecommunications systems, we compete with providers of enterprise voice communications systems, such as:

•	Providers of IP systems, including 3Com and Cisco Systems; and

•	Providers of hybrid systems, including Alcatel-Lucent, Avaya, Inter-Tel, Mitel Networks and Nortel Networks.

In addition, because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, including companies that currently compete in other sectors of the information technology, communications and software industries or communications companies that serve residential rather than enterprise customers. In particular, as more enterprises converge their voice and data networks, the business information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications, such as Microsoft. We could also face competition from new market entrants, whether from new ventures or from established companies moving into the market. Competition from these and other potential market entrants may take many forms, including offering products and applications similar to those we offer as part of a larger, bundled offering. In addition, technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources.

We believe that we compete favorably with regard to the principal competitive factors applicable to our products, which include:

•	price of products and services and total cost of ownership;

•	system reliability;

•	voice quality and product features;

•	ease of administration and installation, including system scalability;

•	customer service and technical support;

•	relationships with buyers and decision makers and brand recognition;

•	an installed base of similar or related products;

•	the ability to integrate various products into an enterprise customer’s existing networks, including the ability of a provider’s products to interoperate with other providers’ communications products; and

•	size and financial stability of our operations compared to those of our competitors.

For more information concerning competition, please see “Risks Related To Our Business — The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are” and “— As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.”

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have three patents issued in the United States, which expire in 2019, 2023 and 2023, and have eleven patent applications in the United States. We also have one issued and nine patent applications in foreign countries relating to our U.S. patents. We intend to file other counterparts for these patents and patent applications in foreign jurisdictions around the world.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

Employees

As of December 31, 2006, we had 223 employees in North America, Europe and Australia, of which 83 were in sales and marketing, 69 were in engineering, 36 were in Global Support Services, 22 were in general and administrative functions and 13 were in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

Our headquarters is located in a leased facility in Sunnyvale, California and consists of approximately 64,000 square feet. Our headquarters lease expires in September 2007. We also maintain leased sales offices in Europe and Australia. We are evaluating other office space to serve as our headquarters facility.

We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available on commercially reasonable terms as needed to accommodate our operations.

Legal Proceedings

We are not a party to any material legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business or otherwise.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of February 10, 2007:

Name	Age	Position

John W. Combs	59	Chairman, President and Chief Executive Officer
Edwin J. Basart	57	Founder, Chief Technology Officer and Director
John Finegan	57	Chief Financial Officer
Pedro E. Rump	51	Vice President, Engineering and Operations
Stephen G. Timmerman	47	Vice President, Marketing
Joseph A. Vitalone	45	Vice President, Sales
Walter Weisner	50	Vice President, Global Support Services
Charles D. Kissner(1)(3)	59	Director
Seth D. Neiman(2)	52	Director
Thomas van Overbeek(2)	57	Director
Brian K. Paul(1)(3)	38	Director
Edward F. Thompson(1)(3)	68	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our corporate governance and nominating committee.

John W. Combs has served as our President and Chief Executive Officer and as a director since July 2004 and as our Chairman since February 2007. From July 2002 to May 2004, Mr. Combs served as Chairman and Chief Executive Officer of Littlefeet Inc., a wireless infrastructure supplier. From September 1999 to July 2002, Mr. Combs served as Chief Executive Officer of InternetConnect Inc., a broadband networking solutions provider. Mr. Combs has also held senior management positions at Nextel Communications, Inc., a wireless digital communications system provider, L.A. Cellular, a wireless network operator, Mitel Inc., a manufacturer of private branch exchanges and Fujitsu Business Communication Systems, Inc., a provider of telecommincations products. Mr. Combs holds a B.S. in engineering from California Polytechnic State University, San Luis Obispo.

Edwin J. Basart co-founded ShoreTel in 1996 and has served as our Chief Technology Officer and as a director since inception. Prior to co-founding ShoreTel, Mr. Basart co-founded Network Computing Devices, Inc., a provider of thin client computing hardware and software, where he served as Vice President of Engineering, and Ridge Computers, Inc. where he served as Vice President of Software. Mr. Basart began his career as a software engineer at Hewlett Packard. Mr. Basart holds a B.S. in English from Iowa State University and an M.S. in electrical engineering from Stanford University.

John Finegan has served as our Chief Financial Officer since April 2003. From July 1989 to March 2003, Mr. Finegan served as Chief Financial Officer of ActionPoint, Inc. (previously named Cornerstone Imaging, Inc.), an enterprise software company that later merged with Captiva Software Corporation. Prior to joining Cornerstone Imaging, Mr. Finegan served as Vice President of Finance and Administration of Faraday Electronics Inc., a fabless semiconductor company, and held senior management positions at ECS Microsystems Inc., a computer terminal company and Beckman Instruments Inc., a scientific instruments company. Mr. Finegan holds a B.S. in engineering from Tufts University and an M.B.A. from the University of Massachusetts.

Mr. Finegan has informed us that he intends to retire from ShoreTel after a successor is identified and retained, but that he intends to remain with ShoreTel through this offering and through a reasonable transition period following the retention of his successor.

Pedro E. Rump has served as our Vice President of Engineering and Operations since January 2006. From July 2004 to January 2006, Mr. Rump served as Vice President of Engineering and Operations at Dust Networks, Inc., a

developer of embedded wireless sensor networking products. From January 2004 to July 2004, Mr. Rump served as Vice President of Engineering at Sonim Technologies, Inc., a provider of voice over IP applications. From January 2003 to January 2004, Mr. Rump served as Vice President of Engineering at Littlefeet Inc. From January 2002 to October 2002, Mr. Rump served as Vice President of Inviso, a developer of signal transport and display solutions for television and telecommunications. Mr. Rump holds a B.S. and M.S. in electrical engineering from the Swiss Federal Institute of Technology.

Stephen G. Timmerman has served as our Vice President of Marketing since January 2005. From February 2004 to December 2004, Mr. Timmerman was an independent marketing and business consultant. From February 2003 to January 2004, he served as Vice President for Bermai, Inc., a provider of chipsets for wireless applications. From February 2002 to November 2002, Mr. Timmerman served as Vice President of Marketing for Proxim Wireless Corporation, a developer of broadband wireless networking systems. Prior to joining Proxim, Mr. Timmerman held management positions at Octel Communications Corporation, a supplier of voicemail systems, and at McKinsey & Company, a consulting firm. Mr. Timmerman holds a B.S. in mechanical and aerospace engineering from Princeton University and an M.B.A. from Harvard University.

Joseph A. Vitalone has served as our Vice President of Sales since October 2005. From February 2003 to October 2005, Mr. Vitalone served as Vice President of Worldwide Sales for CoVI Technologies, Inc., a provider of digital surveillance solutions. From June 2001 to July 2003, Mr. Vitalone served as Senior Vice President of Sales for Wire One Communications, Inc., a video conferencing solutions provider. Prior to joining Wire One Communications, Mr. Vitalone served as Vice President of Sales for Polycom, Inc., a provider of broadband communications solutions, and held sales positions at ViaVideo Communications, Inc., a developer of group video communications systems, Mitel, PictureTel Corporation, a video conferencing solutions provider, Siemens A.G., and AT&T Wireless Services, Inc. Mr. Vitalone holds a B.A. in business and public relations from Western Kentucky University.

Walter Weisner has served as our Vice President of Global Support Services since July 2005. From April 2002 to June 2005, Mr. Weisner served as Vice President, Global Support Services for Webex Communications, Inc., a web communications services provider. From October 1999 to March 2002, Mr. Weisner served as Executive Vice President of Operations and Support for InternetConnect. Prior to joining InternetConnect, Mr. Weisner served as Senior Director of Customer Operations and Support for Nextel Communications, Southwest region, and also held positions in product management and product development with Nextel. Mr. Weisner holds a B.A. in business administration from Cleveland State University.

Charles D. Kissner has served as a director of ShoreTel since April 2006. Mr. Kissner is Chairman of Harris Stratex Networks, Inc., formerly Stratex Networks, a provider of wireless transmission systems. He previously served as Chairman of Stratex Networks from July 1995 to January 2007 and as its President and Chief Executive Officer from July 1995 to May 2000 as well as from October 2001 to May 2006. Prior to joining Stratex Networks, Mr. Kissner served as Vice President and General Manager of M/A-Com, Inc., a manufacturer of radio and microwave communications products, as Executive Vice President of Fujitsu Network Switching of America, Inc., a switch manufacturer and as President and Chief Executive Officer of Aristacom International, Inc., a provider of computer/telephony integration solutions. Mr. Kissner also previously held several executive positions at AT&T for over thirteen years. He also serves on the board of directors of SonicWALL, Inc., a provider of Internet security products. Mr. Kissner is a member of the Advisory Board of Santa Clara University’s Leavey School of Business and holds a B.S. in industrial management and engineering from California State Polytechnic University and an M.B.A. from Santa Clara University.

Seth D. Neiman has served as a director of ShoreTel since December 1996. Mr. Neiman has served as a General Partner at Crosspoint Venture Partners, a venture capital firm, since 1996 and Associate Partner from 1994 to 1995. Before joining Crosspoint, Mr. Neiman founded and served as Vice President for Coactive Computing, Inc., a peer-to-peer networking company. Mr. Neiman holds a B.A. in philosophy from the Ohio State University.

Thomas van Overbeek has served as a director of ShoreTel since February 2002. From February 2002 to July 2004, Mr. van Overbeek served as Chief Executive Officer and President of ShoreTel. He also served as a consultant to ShoreTel from December 2001 to February 2002. Prior to joining ShoreTel, Mr. van Overbeek served as President and Chief Executive Officer of WavTrace Inc., a developer of broadband wireless technology. Prior to joining WavTrace, Mr. van Overbeek served as President and Chief Executive Officer of Cornerstone Imaging.

Brian K. Paul has served as a director of ShoreTel since June 2001. Mr. Paul is a managing director in Private Equity at Lehman Brothers Inc. and a partner in Lehman Brothers Venture Partners. Prior to joining Private Equity in 1999, Mr. Paul worked in Lehman Brothers’ Global Technology and Healthcare Investment Banking Groups, in New York, London and Los Angeles. Mr. Paul holds a B.S. in economics from the Wharton School of the University of Pennsylvania and an M.B.A. from the Kellogg Graduate School of Management.

Edward F. Thompson has served as a director of ShoreTel since January 2006. Mr. Thompson has served as a senior advisor to Fujitsu Limited and as a director of several Fujitsu subsidiaries or portfolio companies since 1995. From 1976 to 1994, Mr. Thompson held a series of management positions with Amdahl Corporation including Chief Financial Officer and Secretary from August 1983 to June 1994, and Chief Executive Officer of Amdahl Capital Corporation from October 1985 to June 1994. Mr. Thompson is a member of the board of directors of Harris Stratex Networks, Inc. (formerly Stratex Networks) and SonicWALL Inc., and also serves as audit committee chair of those companies. He is also a member of the Advisory Board of Santa Clara University’s Leavey School of Business. Mr. Thompson holds a B.S. in aeronautical engineering from the University of Illinois, and an M.B.A. with an emphasis in operations research from Santa Clara University.

There are no family relationships between any of our directors or executive officers.

Board Composition

Our board currently consists of seven members. Each director is elected at a meeting of stockholders and serves until our next annual meeting or until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancy on our board, except for a vacancy created by the removal of a director without cause, shall be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless the board of directors determines that the particular vacancy will be filled by the vote of the stockholders. Pursuant to a voting agreement among us and our stockholders, investors affiliated with Lehman Brothers Venture Partners, of which Mr. Paul is a partner, have the right to designate representatives to serve on our board of directors. Upon the completion of this offering, this voting agreement will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors.

Effective upon the completion of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms. Our directors will be assigned to a class prior to the completion of this offering.

Effective upon completion of this offering, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-takeover Provisions.”

Board Committees

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	evaluates the qualifications, independence and performance of our independent registered public accounting firm;

•	determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.

Our audit committee currently consists of Edward F. Thompson, Charles D. Kissner and Brian K. Paul. Upon the completion of this offering, our audit committee is expected to consist of three members of our board of directors, each of whom will then meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market and will then meet the criteria for independence under the applicable regulations of the SEC and under the applicable rules of the NASDAQ Stock Market. At least one of these individuals will be a financial expert as defined under the applicable rules of the SEC and therefore will have the requisite financial sophistication required under the applicable rules and regulations of the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market.

Compensation Committee

Our compensation committee currently consists of Seth D. Neiman and Thomas van Overbeek. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity award plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Upon the completion of this offering, our compensation committee is expected to consist of at least two members of our board of directors, each of whom will meet the criteria for independence and be an outside director under the applicable rules and regulations of the NASDAQ Stock Market and the Internal Revenue Service, respectively.

Governance and Nominating Committee

Our goverance and nominating committee currently consists of Brian K. Paul, Edward F. Thompson and Charles D. Kissner. Our governance and nominating committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, the governance and nominating committee oversees our corporate governance guidelines and reporting and makes recommendations to the board of directors concerning governance matters. Upon the completion of this offering, our governance and nominating committee is expected to consist of at least two members of our board of directors, each of whom will then meet the criteria for independence under the applicable rules of the NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

During our 2006 fiscal year, our compensation committee consisted of Seth D. Neiman and Thomas van Overbeek. None of the members of the compensation committee has at any time during the last fiscal year ever been an officer or employee of our company or any of its subsidiaries, and none have had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during our 2006 fiscal year.

Director Compensation

The following table provides information for our fiscal year ended June 30, 2006 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of fiscal 2006. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

	Fees Earned			Non-Equity
	or Paid	Option		Incentive Plan	All Other
Name	in Cash	Awards(1)		Compensation	Compensation	Total

Edwin J. Basart	—	—		—	—	—
John W. Combs	—	—		—	—	—
Charles D. Kissner	—	—	(2)	—	—	—
Seth D. Neiman	—	—		—	—	—
Thomas van Overbeek	—	—		—	—	—
Brian K. Paul	—	—		—	—	—
Edward J. Thompson	—	—	(3)	—	—	—

(1)	Under the SFAS 123(R) modified prospective transition method, we did not record any amounts in our consolidated financial statements for fiscal 2006 with respect to these awards.

(2)	As of June 30, 2006, Mr. Kissner held an immediately exercisable stock option to purchase 500,000 shares of our common stock that was granted during fiscal 2006, which option vests as to 25% of the shares in April 2007 and as to 1/48 of the shares each month over three years thereafter.

(3)	As of June 30, 2006, Mr. Thompson held 500,000 shares of our common stock issued upon early exercise of a stock option that was granted during fiscal 2006, which shares vest as to 25% of the shares in January 2007 and as to 1/48 of the shares each month over three years thereafter.

Thomas van Overbeek served as our chief executive officer from February 2002 until July 2004. He has continued to serve on our board of directors since that time. Mr. van Overbeek received salary, bonuses and stock options to purchase an aggregate of 13,596,299 shares of our common stock in his capacity as chief executive officer. In July 2004, we entered into a separation agreement with Mr. van Overbeek that provides for the continued vesting of his outstanding stock options and other equity so long as he continues to serve on our board of directors. In addition, the separation agreement provides that we will use commercially reasonable efforts to continue his health coverage as an active employee under the company’s group health plan so long as Mr. van Overbeek continues to serve on the board of directors, and if we are unable to do so, that we will reimburse COBRA premiums for Mr. van Overbeek and his spouse.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

Our executive compensation program is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with the performance of our company on both a short-term and long-term basis. To that end, our executive officers’ compensation has three primary components — base compensation or salary, cash performance bonuses and stock option awards. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all salaried employees.

General.  We view the components of compensation as related but distinct. Although our compensation committee reviews total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. To this end, we review executive compensation surveys of high technology companies located in the Silicon Valley area when making a crucial executive officer hiring decision and annually when we review executive compensation. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an employee’s compensation performance-based and to keep cash compensation to a competitive level while providing the opportunity to be well rewarded through equity if the company performs well over time. We also believe that for technology companies stock-based compensation is the primary motivator in attracting employees, rather than base salary or cash bonuses.

Our current intent is to perform at least annually a strategic review of our executive officers’ overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. The most recent overall compensation review occurred in October 2006. Board meetings typically have included, for all or a portion of each meeting, not only the compensation committee and board members but also our chief executive officer. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than to our chief executive officer, the board considers recommendations from the compensation committee and also typically considers recommendations from the chief executive officer.

At its October 2006 meeting, our board decided to set executive officers’ total overall cash compensation at a level that was at or near the 50th to 60th percentile of salaries of executives with similar roles at comparable pre-public companies, with incentive compensation targeted at the 50th to 60th percentile and base salary targeted at the 40th to 50th percentile. Equity compensation was also targeted at the 50th percentile of comparable companies. These allocations were consistent with our goal of attracting and retaining superior employees, while also aligning their interests with our performance. We realize that using a benchmark may not always be appropriate but believe that it is the best alternative at this point in the life cycle of our company. In instances where an executive officer is uniquely key to our success, our board may provide compensation in excess of these percentiles. Our board’s judgments with regard to market levels of base compensation and aggregate equity holdings were based on reports from an independent consultant specializing in executive compensation, which was engaged by our board to assist in the adjustment of the compensation to our executives. The report compared our executive compensation with the executive compensation at a number of similarly situated private companies. Our choice of the foregoing percentiles to apply to the data in the report reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. At its October 2006 meeting, based on these benchmarks, our compensation committee recommended and our board of directors subsequently approved salary increases and additional option grants to our executive officers. The numbers of shares subject to the options granted in October 2006 to these officers are reflected in the “2006 Grants of Plan-Based Awards” table below.

We account for equity compensation paid to our employees under SFAS 123(R), which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. We receive a tax deduction for the compensation expense. We structure cash bonus compensation so that it is taxable to our executives at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options granted at fair market value should be deductible, to the extent that an option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Base compensation.  The salaries of Messrs. Combs, Finegan, Weisner, Basart and Vitalone were set at $275,000, $200,000, $225,000, $200,000 and $200,000 for the fiscal year ended June 30, 2006. These were established as part of our normal annual salary review process and reflect our compensation committee’s review of the compensation levels of similar positions at comparable companies. The compensation committee increased the base salary of John Combs effective in April 2006 to $325,000 per year, due to our achieving positive cash flow, as specified under the terms of his offer letter from July 2004.

Our board of directors approved, effective February 1, 2007, increases to the annual base salaries of our employees, including our named executive officers, which generally ranged from 3% to 5%.

Cash bonuses.  We utilize cash bonuses to reward performance achievements. Bonus targets are established every six months and are paid following each six month period. These bonus targets are determined by our compensation committee as a percentage of each executive officer’s base salary. Our board also determines the performance measures and other terms and conditions of these cash bonuses for executive officers. For fiscal 2006, the bonus target for our chief executive officer was 65% of his base salary, as provided in his employment offer letter. The target bonus is 45% of base salary for other executive officers. The bonus targets for each executive officer is a pre-determined percentage of base salary that is intended to provide a competitive level of compensation if the executive officer achieves his or her performance objectives as approved by our compensation committee. The bonus criteria consist of: (1) company targets, which consist of 50% weighting for revenue, 25% weighting for profitability and 25% weighting for overall customer satisfaction, (2) individual targets established by our chief executive officer for the particular employee, and (3) a multiplier ranging from 0 to 1.5 based on the executive’s overall performance rating. The actual bonus award is determined according to our company’s and each executive officer’s level of achievement against these performance objectives. If the company objectives are within a specified range, from 50% to 150% of the particular target could be payable to the executives. The bonus for fiscal 2006 for our chief executive officer was based on the board’s review of company performance targets, consisting of revenue, profitability, customer satisfaction and its assessment of his performance. For those executives that perform sales functions, the individual targets will typically be based at least in part on an individualized sales commission plan that is directly related to the amount of products sold and that person’s role in the sale. The compensation committee chose revenue and profitability level because it believed that, as a “growth company,” we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Customer satisfaction was also selected as a company target because of our belief that customer satisfaction is critical to the success of our business. The performance level multiplier was added based on our belief that employees that might otherwise reach various targets, may be contributing or not contributing to the overall success of our company in a manner that promotes the long-term growth and success of our company. Thus, we considered the chosen metrics to be the best indicators of financial success and stockholder value creation. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

For fiscal 2006, Messrs. Combs, Finegan, Weisner, Basart, and Vitalone each earned a bonus equal to $188,162, $55,000, $80,000, $65,000, and $60,000. These were paid in August 2006 as a result of having achieved, and in some cases exceeded, the bonus targets specified for the second six months of fiscal 2006. In addition,

Mr. Vitalone earned sales commissions of $74,767 during fiscal year 2006. No bonuses were paid to the named executive officers with respect to the first half of 2006, as the performance targets were not met.

In October 2006, our board of directors approved a bonus plan for the first six months of fiscal 2007. These target bonuses were based on the overall metrics and formulas used for fiscal 2006, with adjustments in the target company financial performance goals to reflect our growth. The bonus target for our chief executive officer is 75% of base salary, pursuant to the terms of his employment offer letter, and the target bonuses remain at 45% of base salary for our other executive officers.

In addition, our chief financial officer is entitled to a performance bonus that provides for a payout at the 150% level under the bonus plan for the second half of fiscal 2007 so long as he remains employed with our company at June 30, 2007 and has met his performance goals. He will also be entitled to receive a similar bonus if he is employed by us at December 31, 2007.

Stock options and equity awards.  We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest at a rate of 25% of the shares subject to the option on the first anniversary of the grant date, and with respect to approximately 2.1% of the shares each month thereafter. The stock options that we have granted under our 1997 stock option plan to executive officers may be exercised by the recipient at any time, however, any shares purchased are subject to a lapsing right of repurchase in our favor. This repurchase right lapses on the same schedule as the vesting of the option.

Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual’s objectives, comparative share ownership data from compensation surveys of high technology companies in our area, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

In fiscal 2006, we hired an independent valuation firm to assist in the determination of the fair market value of our common stock in January, July, September and December 2006. Prior to the engagement of an outside valuation firm, our board of directors determined the value of our common stock based on internal reports and other relevant factors.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

During fiscal 2006, we granted to Mr. Weisner a stock option to purchase 1,800,000 shares of common stock in connection with his joining our company in April 2005. We believed that this grant was consistent with our overall approach of remaining competitive in the marketplace, and was also necessary in order to retain the services of Mr. Weisner. We also made an additional grant of 200,000 shares of our common stock to Mr. Weisner in January 2006, in order to reward him commensurate with his contribution to the company. We also granted an option to purchase 2,655,000 shares of our common stock to Mr. Vitalone. The size of the grant to Mr. Vitalone was determined pursuant to the offer letter we negotiated with him in October 2005 when he joined our company. We believed that this grant was consistent with our overall approach of remaining competitive in the marketplace, and was also necessary in order to retain the services of Mr. Vitalone.

In October 2006, we granted Mr. Weisner an option to purchase 400,000 shares of common stock, Mr. Basart an option to purchase 450,000 shares of common stock, and Mr. Vitalone an option to purchase 500,000 shares of common stock, each at an exercise price of $0.32 per share. Each stock option vests as to 50% of the shares in October 2008, and as to 1/24 of the shares each month over the following two years. Each stock option is immediately exercisable in full; however, any unvested shares issued upon exercise will be a subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. These grants were made by our board of directors as part of our process of reviewing the equity positions of our employees, and the board determined that, in light of the individuals’ performances, equity ownership and level of vesting, it was appropriate to provide additional incentive for each of these personnel, particularly in order to retain these individuals through and following the initial public offering process, and to incentivize them to help our company achieve the growth targets it has set.

In general, our stock option grants through January 2007 were made under our 1997 stock option plan. In February 2007, we adopted a new equity incentive plan and a new employee stock purchase plan. The 2007 equity incentive plan replaces our 1997 stock option plan and affords greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. The 2007 employee stock purchase plan will enable eligible employees to periodically purchase shares of our common stock at a discount during periods following this offering. Participation in the 2007 employee stock purchase plan will be available to all executive officers following this offering on the same basis as our other employees. See “Management — Equity Incentive Plans” for further descriptions of our 1997 stock option plan, 2007 equity incentive plan and 2007 employee stock purchase plan.

Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Severance and change of control payments.  Each of our named executive officers (as defined in the Summary Compensation Table below) is entitled to receive acceleration of vesting of stock options in amounts ranging from 12 months’ vesting to 100% of the then-unvested shares in the event such officer is terminated following a change of control of ShoreTel. Mr. Combs earns his vesting acceleration so long as he does not voluntarily terminate his employment with an acquiring company for six months following a change of control, and Mr. Finegan receives his vesting acceleration automatically upon a change of control. We believe these change of control arrangements, the value of which are contingent on the value obtained in a change of control transaction, effectively create incentives for our executive team to build shareholder value and to obtain the highest value possible should the company be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which comprise a significant component of each executive’s compensation. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements, particularly given the significant level of acquisition activity in the technology sector. All of our change of control arrangements are “double trigger,” meaning that acceleration of stock option vesting is not awarded upon a change of control unless the executive option holder’s employment is terminated within a specified period of time following the transaction. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

In addition, our chief executive officer is entitled to receive a severance payment equal to one year’s base salary (payable over 12 months) and acceleration of stock option vesting by one year in the event his employment is terminated involuntarily or he is constructively terminated. We agreed to this provision as part of the negotiation of our chief executive officer’s compensation package when he joined us, and we believed it was necessary to agree to such a provision in order to retain his services.

For a description and quantification of these severance and change of control benefits, please see the section entitled “Management — Executive Compensation — Employment, severance and change of control arrangements.”

Other benefits.  Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. In fiscal 2006, Messrs. Combs and Weisner received reimbursement for commuting expenses from their permanent homes to the San Francisco Bay Area. Messrs. Combs and Weisner also received a housing allowance.

We agreed to pay these amounts to these executives as the Compensation Committee believed that it was necessary to attract and retain these executives who would not relocate to the San Francisco Bay Area on a full time basis.

Executive compensation tables

The following table presents compensation information for our fiscal year ended June 30, 2006 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal Position	Salary(1)	Bonus	Awards(2)	Compensation(3)	Compensation		Total

John W. Combs	$287,500		—	$188,162	$21,110	(4)	$496,772
President and
Chief Executive Officer
John Finegan	200,000		—	55,000	—		255,000
Chief Financial Officer
Walter Weisner	214,038		—	80,000	23,483	(4)	317,521
Vice President, Global Support Services
Joseph A. Vitalone	155,000		—	134,767 (5)	—		289,767
Vice President, Sales
Edwin J. Basart	200,000		—	65,000	—		265,000
Chief Technology Officer

(1)	The amounts in this column include payments by us in respect of accrued vacation, holidays, and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2)	Under the SFAS 123(R) modified prospective transition method, we did not record any amounts in our consolidated financial statements for fiscal year 2006 with respect to option awards.

(3)	Except as otherwise noted below, all non-equity incentive plan compensation were paid pursuant to the ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006. For a description of this plan, see “Executive Compensation — Compensation Discussion and Analysis — Cash bonuses.”

(4)	Represents travel expenses and rent.

(5)	Also includes $74,767 in sales commissions.

For a description of the material terms of offer letters for the named executive officers in the above table, please see the section entitled “Employment agreements, severance and change of control agreements.”

Our board of directors approved 3% to 5% increases to the annual base salaries of our employees, including our named executive officers, effective February 1, 2007.

Grants of Plan-Based Awards During the 2006 Fiscal Year

The following table provides information with regard to each stock option granted to each named executive officer during our fiscal year ended June 30, 2006:

		Estimated Future Payouts		Number of		Exercise
		Under Non-Equity		Securities		Price of
	Grant	Incentive Plan Awards(1)		Underlying		Option
Name	Date	Target	Maximum	Options(2)		Awards(3)

John W. Combs	—	$105,625	$237,656	—		$—
John Finegan	—	45,000	101,250	—		—
Walter Weisner	9/8/2005			1,800,000	(4)	0.04
	1/12/2006			200,000	(5)	0.08
		50,625	113,906
Joseph A. Vitalone	10/3/2005			2,655,000	(6)	0.04
		45,000	101,250
Edwin J. Basart	—	45,000	101,250	—		—

(1)	Represents bonuses payable pursuant to the ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006. For a description of this plan, see “Executive Compensation — Additional Employee Benefit Plans — Executive Bonus Plans.”

(2)	Each stock option was granted pursuant to our 1997 Stock Option Plan.

(3)	Represents the fair market value of a share of our common stock on the grant date of the option, as determined by our board of directors.

(4)	Vested as to 25% of the shares in July 2006, and vests as to 1/48 of the shares each month over the next three years thereafter.

(5)	Vests as to 1/48 of the shares each month over four years.

(6)	Vested as to 25% of the shares in October 2006, and vests as to 1/48 of the shares each month over the next three years thereafter.

Each of the stock options in the above table is immediately exercisable in full; however, unvested shares issued upon exercise are subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each of these stock options expires 10 years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of ShoreTel, as discussed below in “Management — Executive compensation — Employment, severance and change of control arrangements.”

Outstanding Option Awards at June 30, 2006

The following table presents the outstanding option awards held as of June 30, 2006 by each named executive officer:

				Option	Option
	Number of Securities Underlying Unexercised Options(1)			Exercise	Expiration
Name	Exercisable		Unexercisable	Price(2)	Date

John W. Combs(3)	—		—	—	—
John Finegan	598,125	(4)	—	$0.01	5/7/2013
	47,917	(5)	—	0.03	3/2/2014
	60,000	(6)	—	0.04	3/14/2015
Walter Weisner	1,600,000	(7)	—	0.04	9/8/2015
Joseph A. Vitalone	1,327,500	(8)	—	0.04	10/3/2015
Edwin J. Basart	825,000	(9)	—	0.10	8/1/2011
	23,100	(9)	—	0.01	1/7/2013
	1,235,000	(10)	—	0.01	1/7/2013
	1,430,000	(11)	—	0.03	3/2/2014
	200,000	(12)	—	0.04	3/14/2015

(1)	Each stock option was granted pursuant to our 1997 Stock Option Plan. The vesting and exercisability of each stock option is described in the footnotes below for each option. Each of these stock options expires 10 years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of ShoreTel, as discussed below in “Management — Executive compensation — Employment, severance and change of control arrangements.”

(2)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(3)	Mr. Combs early-exercised in full a stock option to purchase 20,817,795 shares during fiscal 2005 and 2006, as indicated in the table below. This option/shares vested as to 12.5% of the shares in January 2005, and vests as to 1/42 of the shares each month thereafter.

(4)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Finegan has early-exercised the remaining 2,011,875 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in March 2004, and vests as to 1/48 of the shares each month thereafter.

(5)	Represents shares remaining subject to an outstanding stock option. Mr. Finegan has exercised 52,083 shares subject to this option, as indicated in the table below. The option vests as to 1/48 of the shares each month over four years from the date of grant.

(6)	Represents shares remaining subject to an outstanding stock option. Mr. Finegan has exercised 20,000 shares subject to this option, as indicated in the table below. The option vested as to 25% of the shares in March 2006, and vests as to 1/48 of the shares each month over three years thereafter.

(7)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Weisner has early-exercised the remaining 200,000 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in July 2006, and vests as to 1/48 of the shares each month over three years thereafter.

Mr. Weisner early-exercised in full another immediately-exercisable stock option to purchase 200,000 shares during fiscal 2006, as indicated in the table below. This option/shares vests as to 1/48 of the shares each month over four years from the date of grant.

(8)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Vitalone has early-exercised the remaining 1,327,500 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in October 2006, and vests as to 1/48 of the shares each month over three years thereafter.

(9)	This stock option is fully vested.

(10)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Basart has early-exercised the remaining 2,000,000 shares subject to this option as indicated in the table below. These shares are fully vested.

(11)	Represents shares subject to an outstanding exercisable stock option. This option vested as to 25% of the shares in October 2003, and vests as to 1/48 of the shares each month over the next three years thereafter.

(12)	Represents shares subject to an outstanding exercisable stock option. This option vested as to 25% of the shares in March 2006, and vests as to 1/48 of the shares each month over three years thereafter.

In October 2006, we granted Mr. Weisner a stock option to purchase 400,000 shares, Mr. Basart a stock option to purchase 450,000 shares, and Mr. Vitalone a stock option to purchase 500,000 shares, each at an exercise price of $0.32 per share. Each stock option vests as to 50% of the shares in October 2008, and as to 1/24 of the shares each month over the following two years. Each stock option is immediately exercisable in full; however, any unvested shares issued upon exercise will be a subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above.

Option Exercises During the 2006 Fiscal Year

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during our fiscal year ended June 30, 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the option:

	Number of Shares		Value Realized
Name	Acquired on Exercise		on Exercise(1)

John W. Combs	20,817,795	(2)	$
John Finegan	2,083,958	(3)
Walter Weisner	400,000	(4)
Joseph A. Vitalone	1,327,500	(5)
Edwin J. Basart	2,000,000	(6)

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise (assumed to be the midpoint of the price range set forth on the cover page of this prospectus) and the aggregate exercise price of the option.

(2)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 3 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 5,204,448 became vested during fiscal year 2006.

(3)	Represents the exercise of immediately exercisable stock options that continued to be subject to vesting, as described in footnotes 4-6 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 702,500 became vested during fiscal year 2006.

(4)	Represents the exercise of immediately exercisable stock options that continued to be subject to vesting, as described in footnote 7 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 20,833 became vested during fiscal year 2006.

(5)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 8 to the “Outstanding Option Awards at June 30, 2006” table above. None of these shares vested during fiscal year 2006.

(6)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 10 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 808,750 became vested during fiscal year 2006.

Employment, Severance and Change of Control Arrangements

John W. Combs, our president and chief executive officer, executed an offer letter in July 2004. The offer letter provides for at-will employment without any specific term. The offer letter established his starting annual base salary at $275,000, subject to annual review by the compensation committee of the Board and further subject to an increase to $325,000 following two consecutive quarters of cash flow positive operations. His annual base salary was increased to $325,000 in April 2006 as a result of this milestone having been satisfied. In addition, the offer letter entitles Mr. Combs to an incentive bonus, as determined by the board, of up to 85% of his then-current base salary. Pursuant to the offer letter, Mr. Combs received a stock option grant of 20,817,795 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event his employment is terminated by us without cause, or Mr. Combs resigns for good reason, as such terms are defined in the offer letter, Mr. Combs will be entitled to receive monthly continuation of his then-current base salary for a period of 12 months and acceleration of his unvested stock options in an amount equal to the number of shares that would have vested had his employment continued for an additional 12 months. If his employment is terminated without cause within six months of a change of control, as such terms are defined in the offer letter, Mr. Combs will receive accelerated vesting of 100% of any then unvested shares, options and other equity he holds at the time.

In addition, we entered into a change of control agreement with Mr. Combs effective as of August 5, 2004. This agreement augments the terms provided for by his offer letter. The agreement provides that, in the event of a change of control of ShoreTel, so long as Mr. Combs either remains employed with the company or its successor for six months following the change of control, or if Mr. Combs is terminated without cause or resigns for good reason during the six months following such change of control, then Mr. Combs will receive accelerated vesting of 100% of his initial stock option grant.

John Finegan, our chief financial officer, executed an offer letter in March 2003. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Finegan’s starting annual base salary at $200,000. In addition, Mr. Finegan is eligible for an annual incentive bonus. Pursuant to the offer letter, Mr. Finegan received a stock option grant of 2,610,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event Mr. Finegan’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Finegan will receive accelerated vesting of 100% of any then unvested shares, options, and other equity he holds at the time.

In addition, we entered into a change of control agreement with Mr. Finegan effective as of May 7, 2003. This agreement augments the terms provided for by Mr. Finegan’s offer letter. The agreement provides that, in the event of a change of control of ShoreTel, Mr. Finegan’s stock option to purchase 2,610,000 shares will immediately become exercisable as to that number of shares that would have vested if Mr. Finegan had remained continuously employed by ShoreTel for a period of 12 months following the change of control. In addition, if this benefit would result in excise tax as a “parachute payment,” Mr. Finegan would be entitled to receive either his vesting acceleration benefit, or such portion of his vesting acceleration benefit as would result in no excise tax, depending on which would result in a greater net benefit.

In February 2007, we entered into a retention arrangement with Mr. Finegan that provides for a bonus payout at the 150% level under the bonus plan for the second half of fiscal 2007 so long as he either remains employed with the company during that period or if his employment is terminated prior to the end of that period. This retention arrangement will remain in place for the first half of fiscal 2008 if Mr. Finegan is requested to remain with the company during that period.

Walter Weisner, our vice president of global support services, executed an offer letter in April 2005 with a start date in July 2005. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Weisner’s starting annual base salary at $225,000. In addition, Mr. Weisner is eligible for an annual incentive bonus. In connection with his joining our company in April 2005, Mr. Weisner received a stock option grant of 1,800,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Weisner’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Weisner will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

We entered into a change of control agreement with Edwin J. Basart, our founder and Chief Technology Officer, effective August 1, 2001. The agreement provides that, in the event of a change of control of ShoreTel, Mr. Basart’s stock option to purchase 825,000 shares will immediately become exercisable as to that number of shares that would have vested if Mr. Basart had remained continuously employed by ShoreTel for a period of 12 months following the change of control. In addition, if this benefit would result in excise tax as a “parachute payment,” Mr. Basart would be entitled to receive either his vesting acceleration benefit, or such portion of his vesting acceleration benefit as would result in no excise tax, depending on which would result in a greater net benefit.

Joseph A. Vitalone, our vice president of sales, executed an offer letter in September 2005 with a start date in October 2005. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Vitalone’s starting annual base salary at $200,000. In addition, Mr. Vitalone is eligible for an annual incentive bonus and participates in the executive management bonus program. Pursuant to the offer letter, Mr. Vitalone received a stock option grant of 2,655,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Vitalone’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Vitalone will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

The following table summarizes the benefits payable to each named executive officer pursuant to the arrangements described above:

	Termination				Change of Control
			Acceleration of			Acceleration of
Name	Salary		Equity Vesting(1)		Salary	Equity Vesting(1)

John W. Combs	$325,000	(2)		(3)	—	(4)
John Finegan	—		—		—	(3)
Walter Weisner	—		—		—	(5)
Joseph A. Vitalone	—		—		—	(5)
Edwin J. Basart	—		—		—	(4)

(1)	Calculated based on the termination or change of control taking place as of June 30, 2006, the last day of our most recent fiscal year, and based on assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

(2)	Reflects continued base salary for 12 months following termination.

(3)	Reflects accelerated vesting as if the officer had continued to be employed for an additional 12 months.

(4)	Reflects acceleration of vesting as to 100% of the shares.

(5)	Reflects acceleration of vesting as to 50% of the shares.

Equity Incentive Plans

This section contains a summary of our equity incentive plans. To date, substantially all options to purchase shares of our common stock have been granted under our 1997 stock option plan. Our 1997 stock option plan has terminated, and we now grant options to purchase shares of our common stock only from our 2007 equity incentive plan. The following descriptions are qualified by the terms of the actual plans filed as exhibits to the registration statement, of which this prospectus is a part.

2007 Equity Incentive Plan

Background.  The 2007 equity incentive plan serves as the successor equity compensation plan to our 1997 stock option plan. Our board of directors adopted our 2007 equity incentive plan in February 2007. This plan became effective upon adoption and will terminate in February 2017. The 2007 equity incentive plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses.

Administration.  The 2007 equity incentive plan is administered by our compensation committee. This committee acts as the plan administrator and determines which individuals are eligible to receive awards under the plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a nonqualified stock option under United States federal tax laws, the vesting schedule applicable to an award and the maximum term for which any award is to remain outstanding (subject to the limits set forth in the 2007 equity incentive plan). The committee also determines the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. Unless the committee provides otherwise, the plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Share Reserve.  We have reserved 50,000,000 shares of our common stock for issuance under the 2007 equity incentive plan. Additionally, our 2007 equity incentive plan provides for automatic increases in the number of shares available for issuance under it as follows:

•	on the first day of each January from 2008 through 2017, the number of shares of our common stock will be increased by 5% of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

•	a lesser number of shares of our common stock as determined by our board of directors.

Equity Awards.  Our 2007 equity incentive plan permits us to grant the following types of awards:

Stock Options.  The 2007 equity incentive plan provides for the grant of incentive stock options (commonly referred to as ISOs), and nonqualified stock options (commonly referred to as NSOs), to employees, directors and consultants. ISOs may only be granted to employees. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of the plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of ISOs granted to certain types of recipients) of the fair market value of our common stock on the date of grant. No more than 450,000,000 shares may be issued pursuant to the exercise of ISOs granted under the plan.

Options granted under the 2007 equity incentive plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement pursuant to which such stock option grant relates. Generally, the committee determines the term of stock options granted under the plan, up to a term of ten years, except in the case of certain incentive stock options for which the term can be no more than five years.

After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2007 equity incentive plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by our compensation committee.

Restricted Stock.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period (or a combination of the foregoing). The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

Stock Appreciation Rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions (or a combination of the foregoing).

Restricted Stock Units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment and/or failure to achieve specified performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

Stock Bonuses.  Stock bonuses are granted as additional compensation for performance, and therefore, are not issued in exchange for cash.

Change of Control.  In the event of a liquidation, dissolution or change in control transaction, outstanding awards may be assumed or replaced by the successor company (if any). Outstanding awards that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2007 equity incentive plan).

Transferability of Awards.  Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees (as set forth in our 2007 equity incentive plan).

Eligibility.  The individuals eligible to participate in our 2007 equity incentive plan include our officers and other employees, our non-employee board of directors members and any consultants.

Payment for Purchase of Shares of our Common Stock.  Payment for shares of our common stock purchased pursuant to the 2007 equity incentive plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (i) cash (including by check), (ii) cancellation of indebtedness, (iii) surrender of shares, (iv) waiver of compensation due or accrued for services rendered; (v) through a “same day sale” program or through a “margin” commitment or (vi) by another other method approved by our board of directors.

Limit on Awards.  Under our 2007 equity incentive plan, during any calendar year, no participant will be eligible to receive more than 25,000,000 shares of our common stock.

Amendment and Termination.  Our board of directors may amend or terminate the 2007 equity incentive plan at any time. Notwithstanding the foregoing, neither the board of directors nor the committee shall, without stockholder approval, amend the plan in any manner that requires stockholder approval. In addition, no amendment that is detrimental to a plan participant may be made to an outstanding option without the consent of the affected participant.

1997 Stock Option Plan

Our board of directors of directors adopted and our shareholders approved our 1997 stock option plan in January 1997. As of December 31, 2006, options to purchase 36,927,695 shares of our common stock were outstanding under our 1997 stock option plan. This plan terminated in January 2007, and no additional options may be granted under this plan. However, all stock options outstanding on the termination of the 1997 stock option plan will continue to be governed by the terms and conditions of the 1997 stock option plan. Options granted under the 1997 stock option plan are subject to terms substantially similar to those described above with respect to options granted under the 2007 equity incentive plan.

2007 Employee Stock Purchase Plan

Background.  Our 2007 employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2007 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. Our board of directors adopted our 2007 employee stock purchase plan in February 2007 and our stockholders are expected to approve the plan before the completion of this offering.

Share Reserve.  We have initially reserved 5,000,000 shares of our common stock for issuance under our 2007 employee stock purchase plan. The number of shares reserved for issuance under our 2007 employee stock purchase plan will increase automatically on the first day of each January, starting with January 1, 2008, by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 50,000,000 shares of our common stock may be issued under our 2007 employee stock purchase plan and no other shares may be added to this plan without the approval of our stockholders.

Administration.  Our compensation committee will administer our 2007 employee stock purchase plan. Participation is limited to our employees. Our employees generally are eligible to participate in our 2007 employee stock purchase plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 employee stock purchase plan, are ineligible to participate in our 2007 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2007 employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2007 employee stock purchase plan and offering periods thereunder. Our 2007 employee stock purchase plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

Purchase Rights.  When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 24 months. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will be for six months (commencing with the first February 15 or August 15 to occur on or after the date that is six months following the date of this prospectus) and will run February 15 to August 14 or August 15 to February 14, as the case may be. The first offering period will begin upon the date of this prospectus and will end on the first February 14 or August 14 to occur on or after the date that is six months following the date of this prospectus.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2007 employee stock purchase plan will be 90% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Change in Control.  In the event of a change in control transaction, our 2007 employee stock purchase plan and any offering periods that commenced prior to the completion of the proposed transaction may terminate on the completion of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

Additional Employee Benefit Plans

Executive Bonus Plans

In January 2006, our board of directors approved a bonus plan for the second six months of fiscal 2006. The plan specified a bonus target for our chief executive officer equal to 65% of his base salary, and 45% of base salary for other executive officers. The bonus criteria consist of: (1) company targets, which consist of 50% weighting for revenue, 25% weighting for profitability and 25% weighting for overall customer satisfaction, (2) individual targets established by our chief executive officer for the particular employee, and (3) a multiplier ranging from 0 to 1.5 based on the executive’s overall performance rating. The actual bonus award is determined according to our company’s and each executive officer’s level of achievement against these performance objectives. If the company objectives are within a specified range, from 50% to 150% of the particular target could be payable. The bonus for fiscal 2006 for our chief executive officer was based entirely on company performance targets, consisting of revenue, profitability and customer satisfaction. For those executives that perform sales functions, the individual targets will typically be based at least in part on an individualized sales commission plan that is directly related to the amount of products sold and that person’s role in the sale.

In October, 2006, our board of directors approved a bonus plan for the first six months of fiscal 2007. These target bonuses were based on the overall metrics and formulas used for fiscal 2006, with adjustments in the target company financial performance goals to reflect our growth. The bonus target for our chief executive officer increased to 75% of base salary and the target bonuses remain at 45% of base salary for our other executive officers.

401(k) Plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. The plan provides for voluntary tax deferred contributions of 1 to 20% of gross compensation subject to certain IRS limitations. Based on approval by our board of directors, we may make matching contributions to the plan. No matching contributions had been made as of December 31, 2006.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our restated certificate of incorporation and bylaws to be in effect upon the completion of this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.

We have entered into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. In addition, we maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

In addition to the executive and director compensation arrangements discussed above under “Management,” the following is a description of transactions since July 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds or will exceeds $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of our Series G preferred stock

In March 2004, we sold an aggregate of 20,114,943 shares of our Series G preferred stock at $0.174 per share for an aggregate purchase price of approximately $3.5 million. Each share of Series G preferred will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series G preferred stock purchased by current holders of more than 5% of our outstanding stock. None of our executive officers or directors purchased Series G preferred stock, although certain of our executive officers or directors may currently be considered to beneficially own shares held by entities with which they are affiliated. Please see “Principal Stockholders.” The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series G	Aggregate	Percentage of
Investor	Preferred Stock	Purchase Price	Total Issued

Entities affiliated with Crosspoint Venture Partners(1)	7,063,793	$1,229,099.98	35.1%
Entities affiliated with Lehman Brothers Venture Partners(2)	6,074,258	1,056,920.89	30.2
Entities affiliated with Foundation Capital(3)	5,042,233	877,348.54	25.1
Entities affiliated with J.P. Morgan Direct Venture Capital(4)	1,329,301	231,298.37	6.6

(1)	Represents 6,338,547 shares held by Crosspoint Venture Partners 2000 Q L.P. and 725,246 shares held by Crosspoint Venture Partners 2000 L.P. Seth D. Neiman, one of our directors, is a General Partner of Crosspoint Venture Partners.

(2)	Represents 3,515,706 shares held by LB I Group, Inc.; 1,162,613 shares held by Lehman Brothers P.A LLC; 736,274 shares held by Lehman Brothers Venture Capital Partners II, L.P.; 523,814 shares held by Lehman Brothers Partnership Account 2000/2001, L.P.; and 135,851 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P. Brian K. Paul, one of our directors, is a managing director in Private Equity at Lehman Brothers and a partner of Lehman Brothers Venture Partners.

(3)	Represents 4,911,135 shares held by Foundation Capital Leadership Fund, L.P. and 131,098 shares held by Foundation Capital Leadership Principals Fund, LLC.

(4)	Represents 1,167,115 shares held by JP Morgan Direct Venture Capital Institutional Investors LLC; 155,540 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 6,646 shares held by 522 Fifth Avenue Fund, L.P.

Sales of our Series H Preferred Stock

In October 2004, we sold an aggregate of 47,169,812 shares of our Series H preferred stock at $0.212 per share for an aggregate purchase price of approximately $10.0 million. Each share of preferred will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series H preferred stock purchased by current holders of more than 5% of our outstanding stock. None of our executive officers or directors purchased Series H preferred stock, although certain of our executive officers or directors may currently be considered to beneficially own shares held by entities with which they are affiliated.

Please see “Principal Stockholders.” The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series H	Aggregate	Percentage of
Investor	Preferred Stock	Purchase Price	Total Issued

Entities affiliated with Crosspoint Venture Partners(1)	17,295,753	$3,666,699.64	36.7%
Entities affiliated with Lehman Brothers Venture Partners(2)	14,244,101	3,019,749.41	30.2
Entities affiliated with Foundation Capital(3)	12,345,945	2,617,340.34	26.2
Entities affiliated with J.P. Morgan Direct Venture Capital(4)	3,254,805	690,018.66	6.9

(1)	Represents 15,519,982 shares held by Crosspoint Venture Partners 2000 Q L.P. and 1,755,771 shares held by Crosspoint Venture Partners 2000 L.P. Seth D. Neiman, one of our directors, is a General Partner of Crosspoint Venture Partners.

(2)	Represents 8,244,311 shares held by LB I Group, Inc.; 2,726,321 shares held by Lehman Brothers P.A LLC; 1,726,558 shares held by Lehman Brothers venture capital Partners II, L.P.; 1,228,341 shares held by Lehman Brothers partnership Account 2000/2001, L.P.; and 318,570 shares held by Lehman Brothers Offshore Partnership Account 2000.2001, L.P. Brian K. Paul, one of our directors, is a managing director in Private Equity at Lehman Brothers and a partner of Lehman Brothers Venture Partners.

(3)	Represents 12,025,272 shares held by Foundation Capital Leadership Fund, L.P. and 320,673 shares held by Foundation Capital Leadership Principals Fund, LLC.

(4)	Represents 2,857,691 shares held by JP Morgan Direct Venture Capital Institutional Investors LLC; 380,841 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 16,273 shares held by 522 Fifth Avenue Fund, L.P.

Stockholder and other agreements

In connection with the sale of our Series G and Series H Preferred Stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, information rights, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors, information rights and other similar rights. The Seventh Amended and Restated Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. For a description of the registration rights, please see the section entitled “Description of Capital Stock — Registration Rights.”

Underwriters

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as underwriters of this offering, and we will enter into an underwriting agreement with them. For a description of the terms of the underwriting agreement, see the section entitled “Underwriting.” Entities affiliated with Lehman Brothers Inc. and J.P. Morgan Securities Inc. beneficially own approximately 23.0% and 5.4%, respectively, of our outstanding capital stock as of December 31, 2006.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of December 31, 2006, as adjusted to reflect the sale of common stock offered by us in this offering, by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares beneficially owned and percentage of our common stock outstanding before the offering is based on 328,685,301 shares of our common stock outstanding on December 31, 2006, assuming the conversion of all outstanding shares of our preferred stock into 233,164,369 shares of common stock immediately prior to the completion of this offering. The number of shares of common stock outstanding after this offering includes the shares of common stock offered under this prospectus. Except as otherwise noted below, the address for each person or entity listed in the table is c/o ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, CA 94085.

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering

Directors and Named Executive Officers
John W. Combs(1)	20,817,795	6.3%
John Finegan(2)	2,721,249	*
Walter Weisner(3)	2,400,000	*
Joseph A. Vitalone(4)	3,155,000	1.0
Edwin J. Basart(5)	7,753,933	2.3
Charles D. Kissner(6)	500,000	*
Seth D Neiman(7)	93,215,530	28.4
Thomas van Overbeek(8)	13,460,882	4.1
Brian K. Paul(9)	75,688,402	23.0
Edward F. Thompson(10)	500,000	*
All directors and executive officers as a group (12 persons)(11)	225,567,791	65.7
5% Stockholders
Entities affiliated with Crosspoint Venture Partners(12)	93,215,530	28.4
Entities affiliated with Foundation Capital(13)	68,156,860	20.7
Entities affiliated with J.P. Morgan Direct Venture Capital(14)	17,605,608	5.4
Entities affiliated with Lehman Brothers Venture Partners(15)	75,688,402	23.0

*	Less than 1%

(1)	Consists of shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting. The vesting schedule for these shares is described in footnote 3 to the “Outstanding Option Awards at June 30, 2006” table under “Management — Executive Compensation.”

(2)	Consists of 2,083,958 shares issued upon early exercise of stock options, a portion of which shares remain subject to vesting, and 637,291 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase. The vesting schedules for these shares and stock options are described in footnotes 4-6 to the “Outstanding Option Awards at June 30, 2006” table under “Management — Executive Compensation.”

(3)	Consists of 400,000 shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting, and 2,000,000 shares subject to immediately exercisable stock options subject to our lapsing right of repurchase. The vesting schedules for these shares and stock option are described in footnote 7 to the “Outstanding Option Awards at June 30, 2006” table under “Management — Executive Compensation.”

(4)	Consists of 1,327,500 shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting, and 1,827,500 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase. The vesting schedules for these shares and stock option are described in footnote 8 to the “Outstanding Option Awards at June 30, 2006” table under “Management — Executive Compensation.”

(5)	Consists of 3,695,000 shares held by Mr. Basart, and 4,058,933 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase. The vesting schedules for these stock options are described in footnotes 9-12 to the “Outstanding Option Awards at June 30, 2006” table under “Management — Executive Compensation.”

(6)	Consists of shares issued upon early exercise of a stock option, all of which shares remain subject to vesting in accordance with the vesting schedule described in footnote 2 to the Director Compensation table.

(7)	Consists of shares held by entities affiliated with Crosspoint Venture Partners (see note 12). Mr. Neiman, a Crosspoint representative on our board of directors, is also a managing partner of Crosspoint Venture Partners. As a result, Mr. Neiman may be deemed to beneficially own all of the shares held by the entities affiliated with Crosspoint Venture Partners. Mr. Neiman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Neiman is 2925 Woodside Road, Woodside, CA 94062.

(8)	Consists of 10,840,900 shares held and 2,619,982 shares issuable upon exercise of outstanding stock options, all except 135,417 of which shares will be fully vested within 60 days of December 31, 2006.

(9)	Consists of shares held by entities affiliated with Lehman Brothers Venture Partners (see note 15). Mr. Paul, a Lehman Brothers representative on our board of directors, is also a partner of Lehman Brothers Venture Partners. As a result, Mr. Paul may be deemed to beneficially own all of the shares held by the entities affiliated with Lehman Brothers Venture Partners. Mr. Paul disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Paul is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025. Mr. Paul is a partner of Lehman Brothers Ventures Partners, an entity affiliated with Lehman Brothers Inc., which is acting as an underwriter of this offering.

(10)	Consists of shares issued upon early exercise of a stock option, of which 500,000 shares remain subject to vesting in accordance with the vesting schedule described in footnote 3 to the Director Compensation table.

(11)	Includes shares held by entities affiliated with directors described in notes 12 and 14. Also includes 1,929,582 shares subject to options that are immediately exercisable, and remain subject to vesting, and 11,394,124 shares which were issued pursuant to immediately exercisable stock options, a portion of which remain subject to our right of repurchase upon termination of employment, which rights lapse according to the vesting schedule of the original options.

(12)	Consists of 71,323,739 shares held by Crosspoint Venture Partners 2000 Q L.P., 8,160,746 shares held by Crosspoint Venture Partners 2000 L.P., 8,123,146 shares held by Crosspoint Venture Partners 1996, and 5,607,902 shares held by Crosspoint Venture Partners LS2000 L.P., each of which is affiliated with Crosspoint Venture Partners. The address of Crosspoint Venture Partners is 2925 Woodside Road, Woodside, CA 94062.

(13)	Consists of 40,983,958 shares held by Foundation Capital, L.P., 22,031,492 shares held by Foundation Capital Leadership Fund, L.P., 4,553,770 shares held by Foundation Capital Entrepreneurs Fund, LLC and 587,640 shares held by Foundation Capital Leadership Principals Fund, LLC, each of which is affiliated with Foundation Capital. The address of Foundation Capital is 70 Willow Road, Suite 200, Menlo Park, CA 94025.

(14)	Consists of 15,318,977 shares held by J.P. Morgan Direct Venture Capital Institutional Investors LLC, 1,929,900 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 356,731 shares held by 522 Fifth Avenue Fund, L.P., each of which is affiliated with J.P. Morgan Direct Venture Capital. The address of J.P. Morgan Direct Venture Capital is 522 Fifth Avenue, New York, NY 10036. These entities are affiliated with Lehman Brothers Inc., which is acting as an underwriter of this offering.

(15)	Consists of 32,035,934 shares held by Lehman Brothers VC Partners 2002 L.P., 14,482,932 shares held by Lehman Brothers P.A. LLC, 11,760,017 shares held by LB I Group Inc., 9,171,928 shares held by Lehman Brothers Venture Capital Partners II, L.P., 6,525,266 shares held by Lehman Brothers Partnership Account 2000/2001, L.P. and 1,692,325 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P., each of which is affiliated with Lehman Brothers Venture Partners. The address of Lehman Brothers Venture Partners is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025. These entities are affiliated with J.P. Morgan Securities Inc., which is acting as an underwriter of this offering.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our bylaws to be adopted prior to the completion of this offering that will be filed with the registration statement of which this prospectus is a part.

As of December 31, 2006, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon completion of this offering, there were outstanding:

•	328,685,301 shares of our common stock held by approximately 208 stockholders;

•	38,177,695 shares issuable upon exercise of outstanding stock options; and

•	708,851 shares issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions.  Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, each outstanding share of preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2006, we had outstanding options to purchase 38,177,695 shares of our common stock under our 1997 stock option plan and a non-plan stock option.

Warrants

As of December 31, 2006, we had outstanding four warrants to purchase an aggregate of 708,851 shares of our common stock at a weighted average exercise price of $0.28. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. The largest of the four warrants is a warrant to purchase 623,675 shares that expires in 2013.

Registration Rights

Following this offering, the holders of 287,878,041 shares of our common stock issued upon conversion of our preferred stock and warrants will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand registration rights.  At any time beginning six months after the completion of this offering, upon the request of holders of at least a majority of the shares having registration rights, or of holders requesting registration of shares having an aggregate value of at least $20 million, we will be obligated to use our best efforts to register such shares. We are required to file no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback registration rights.  If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement.

Form S-3 registration rights.  If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights 3 per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration expenses.  We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of registration rights.  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90 day period.

Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension of up to 34 additional days beyond the end of such 180-day period, following the date of this prospectus. These agreements are described below under the section entitled “Underwriting.”

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

After we reincorporate in Delaware, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

After we reincorporate in Delaware, we expect that our restated certificate of incorporation or bylaws will provide that:

•	following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•	our board of directors is divided into three classes and the directors in each class will serve for a three-year term, with our stockholders electing one class each year;

•	our board of directors may designate the terms of and issue a new series of preferred stock with voting or other rights without stockholder approval;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our bylaws or repeal the provisions of our certificate of incorporation regarding the fixing of the authorized number of directors, the election and removal of directors the classification of our board of directors into three classes, indemnification of directors and the ability of stockholders to take action or call special meetings of stockholders;

•	a majority of the authorized number of directors will have the power to adopt, amend or repeal our bylaws without stockholder approval

•	our stockholders may not cumulate votes in the election of directors;

•	directors can only be removed for cause by the holders of at least two-thirds of the shares entitled to vote at an election of directors;

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “SHOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2006, and after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to completion of this offering, we will have          shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and warrants. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.

Sales of Restricted Securities

The remaining 328,685,301 shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•	321,221,572 shares will be eligible for sale upon the expiration of lock-up agreements, as described below under “Underwriters,” beginning on the 181st day (subject to a possible extension of up to 34 additional days), after the date of this prospectus, subject to early release by Lehman Brothers Inc. and J.P. Morgan Securities Inc., in their sole discretion and subject in some cases to the provisions of Rule 144 under the Securities Act of 1933; and

•	the remainder of the shares will be eligible for sale from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares.

Lock-up Agreements

We will enter into a lock-up agreement with the underwriters, and all of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into or will enter into lock-up agreements with the underwriters. Under the agreement, we may not issue any new shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 180 days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180 day period, after the date of this prospectus. These agreements are described below under the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 promulgated under the Securities Act as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with specified restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to 180 day lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights

Following this offering, the holders of 287,878,041 shares of our common stock issued upon conversion of our preferred stock and warrants, or their transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act, as described above. For a description of these registration rights, please see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As of December 31, 2006, options to purchase a total of 38,177,695 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

UNDERWRITING

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
JMP Securities LLC
Wedbush Morgan Securities Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $      (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our executive officers and directors, and substantially all of our securityholders have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on and including the date of the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “SHOR.”

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them or without the prior specific written approval of the customer.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Immediately prior to the consummation of this offering, affiliates of Lehman Brothers Inc. beneficially owned approximately 23% of our outstanding voting securities, and affiliates J.P. Morgan Securities Inc. beneficially owned approximately 5% of our outstanding voting securities. In addition, Brian K. Paul, a partner at Lehman Brothers Venture Partners, which is an affiliate of Lehman Brothers Inc., is a member of our board of directors. Because of these relationships, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc., or NASD. This rule requires that the initial public offering price for our shares cannot be higher than the price recommended by a “qualified independent underwriter,” as defined by the NASD. Piper Jaffray & Co. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Piper Jaffray & Co. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3ºof the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich Rosati, Professional Corporation, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of ShoreTel, Inc. and subsidiaries at June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

SHORETEL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ShoreTel, Inc.
Sunnyvale, CA

We have audited the accompanying consolidated balance sheets of ShoreTel, Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShoreTel, Inc. and subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
October 14, 2006

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	June 30,		September 30,	September 30,
	2005	2006	2006	2006
			(Unaudited)
	(Dollars in thousands, except per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,373	$12,333	$13,290
Restricted cash	15	—	—
Accounts receivable, net of allowances of $200, $378 and $422 as of June 30, 2005, June 30, 2006 and September 30, 2006, respectively	9,334	11,479	13,855
Inventories	4,663	4,656	4,855
Prepaid expenses and other current assets	517	852	743

Total current assets	19,902	29,320	32,743
PROPERTY AND EQUIPMENT — Net	1,045	1,556	1,859
OTHER ASSETS	13	9	9

TOTAL	$20,960	$30,885	$34,611

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,070	$3,958	$5,321
Accrued liabilities and other	1,185	2,272	2,075
Accrued employee compensation	1,062	2,918	2,317
Deferred revenue	3,837	3,963	4,848
Current portion of capital lease obligations	7	1	—

Total current liabilities	9,161	13,112	14,561

LONG-TERM LIABILITIES:
Long-term portion of capital lease obligations	1	—	—
Long-term deferred revenue	1,230	2,609	2,924

Total long-term liabilities	1,231	2,609	2,924

Total liabilities	10,392	15,721	17,485

COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK, $0.01 par value; authorized, 235,862,612 shares; issued and outstanding 233,164,369 shares as of June 30, 2005, June 30, 2006 and September 30, 2006 (aggregate liquidation preference of $44,250)	56,281	56,332	56,345	—

SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock, $0.01 par value; authorized, 415,000,000 shares; issued and outstanding, 59,927,915, 92,883,927 and 94,180,191 shares as of June 30, 2005, June 30, 2006 and September 30, 2006, respectively, and 327,344,560 shares outstanding pro forma	587	958	1,040	3,372
Additional paid-in capital	48,989	49,319	50,105	104,118
Deferred compensation	(36)	(335)	(312)	(312)
Notes receivable from shareholders	(372)	(231)	(219)	(219)
Accumulated deficit	(94,881)	(90,879)	(89,833)	(89,833)

Total shareholders’ equity (deficit)	(45,713)	(41,168)	(39,219)	$17,126

TOTAL	$20,960	$30,885	$34,611

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
	(Dollars in thousands, except per share amounts)

REVENUE:
Product	$16,587	$31,970	$55,300	$10,000	$18,467
Support and services	2,241	3,512	6,308	1,214	1,948

Total revenue	18,828	35,482	61,608	11,214	20,415
COST OF REVENUE:
Product	7,725	13,961	21,855	4,044	6,507
Support and services	1,660	2,907	5,425	1,078	1,445

Total cost of revenue	9,385	16,868	27,280	5,122	7,952
GROSS PROFIT	9,443	18,614	34,328	6,092	12,463

OPERATING EXPENSES:
Research and development	5,517	7,034	9,720	2,051	3,117
Sales and marketing	8,004	10,050	15,699	3,067	5,677
General and administrative	2,166	3,045	4,936	875	2,573

Total operating expenses	15,687	20,129	30,355	5,993	11,367

INCOME (LOSS) FROM OPERATIONS	(6,244)	(1,515)	3,973	99	1,096
OTHER INCOME (EXPENSE):
Interest income	9	137	292	34	161
Interest expense	(22)	(21)	(31)	(1)	—
Other	6	8	(13)	(3)	(4)

Total other income (expense)	(7)	124	248	30	157

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(6,251)	(1,391)	4,221	129	1,253
INCOME TAX PROVISION	—	(11)	(219)	(13)	(207)

NET INCOME (LOSS)	(6,251)	(1,402)	4,002	116	1,046
ACCRETION OF PREFERRED STOCK	(26)	(32)	(51)	(13)	(13)

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$(6,277)	$(1,434)	$3,951	$103	$1,033

Net income (loss) per common share available to common shareholders:
Basic	$(0.13)	$(0.03)	$0.06	$0.00	$0.01

Diluted	$(0.13)	$(0.03)	$0.05	$0.00	$0.01

Shares used in computing net income (loss) per share available to common shareholders:
Basic	49,345,069	53,517,065	66,091,748	60,507,022	79,113,086
Diluted	49,345,069	53,517,065	84,867,945	72,912,729	101,904,114
Unaudited pro forma net income per common share available to common shareholders:
Basic			$0.01		$0.00

Diluted			$0.01		$0.00

Unaudited shares used in computing pro forma net income per share available to common shareholders:
Basic			299,256,117		312,277,455
Diluted			318,032,314		335,068,483

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND SHAREHOLDERS’ DEFICIT
(Dollars in thousands)

	Redeemable						Notes
	Convertible Preferred				Additional	Deferred	Receivable		Total
	Stock		Common Stock		Paid-In	Stock	from	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Shareholders	Deficit	Deficit
	(Dollars in thousands)
BALANCES, July 1, 2003	165,879,614	$42,814	56,416,382	$564	$49,047	$(163)	$(594)	$(87,228)	$(38,374)
Issuance of Series G preferred stock net of issuance costs of $51	20,114,943	3,449
Accretion of issuance costs		26			(26)				(26)
Exercise of common stock options			991,400	10					10
Warrants on Series F preferred stock		11
Stock-based compensation expense						45			45
Net loss and comprehensive net loss								(6,251)	(6,251)

BALANCE — June 30, 2004	185,994,557	46,300	57,407,782	574	49,021	(118)	(594)	(93,479)	(44,596)
Issuance of Series H preferred stock net of issuance costs of $51	47,169,812	9,949
Accretion of preferred stock		32			(32)				(32)
Exercise of common stock options			2,520,133	13					13
Stock-based compensation expense						82			82
Repayment of shareholder note receivable							222		222
Net loss and comprehensive net loss								(1,402)	(1,402)

BALANCE — June 30, 2005	233,164,369	56,281	59,927,915	587	48,989	(36)	(372)	(94,881)	(45,713)
Accretion of preferred stock		51			(51)				(51)
Exercise of common stock options			34,286,679	521					521
Stock-based compensation expense					381	(299)			82
Repurchase of shares exercised under note receivable			(460,000)	(141)			141
Repurchase of shares early exercised			(870,667)	(9)					(9)
Net income and comprehensive net income								4,002	4,002

BALANCE — June 30, 2006	233,164,369	56,332	92,883,927	958	49,319	(335)	(231)	(90,879)	(41,168)
Accretion of preferred stock*		13			(13)				(13)
Exercise of common stock options*			1,296,264	70					70
Stock-based compensation expense*					799	23			822
Repayment of note receivable from shareholder*							12		12
Vesting of accrued early exercised stock options*				12					12
Net income and comprehensive net income*								1,046	1,046

BALANCE — September 30, 2006*	233,164,369	$56,345	94,180,191	$1,040	$50,105	$(312)	$(219)	$(89,833)	$(39,219)

* unaudited

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,251)	$(1,402)	$4,002	$116	$1,046
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	721	592	716	142	236
Stock-based compensation expense	45	82	82	23	822
Loss on disposal of property and equipment	—	—	160	—	—
Interest expense on warrants	11	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	(2,788)	(4,486)	(2,145)	(317)	(2,376)
Inventories	(80)	(3,537)	7	(1,526)	(199)
Prepaid expenses and other current assets	352	(338)	(335)	58	109
Other assets	11	39	4	(1)	—
Accounts payable	1,199	1,020	809	244	1,332
Accrued liabilities and other	(103)	198	605	37	(185)
Accrued employee compensation	324	34	1,856	(112)	(601)
Deferred revenue	1,167	2,841	1,505	245	1,200

Net cash provided by (used in) operating activities	(5,392)	(4,957)	7,266	(1,091)	1,384

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(653)	(590)	(1,308)	(174)	(508)
Decrease in restricted cash	—	—	15	—	—

Net cash used in investing activities	(653)	(590)	(1,293)	(174)	(508)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit agreement	—	6,000	1,000	1,000	—
Repayments under line of credit agreement	—	(6,000)	(1,000)	—	—
Repayment of capital leases	(142)	(26)	(7)	(1)	(1)
Net proceeds from issuance of redeemable convertible preferred stock	3,449	9,949	—	—	—
Exercise of common stock options (including proceeds from unvested shares)	10	52	1,003	159	70
Repurchase of early exercised shares	—	—	(9)	—	—
Repayment of shareholder notes issued in connection with stock option exercises	—	222	—	—	12

Net cash provided by financing activities	3,317	10,197	987	1,158	81

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,728)	4,650	6,960	(107)	957
CASH AND CASH EQUIVALENTS — Beginning of period	3,451	723	5,373	5,373	12,333

CASH AND CASH EQUIVALENTS — End of period	$723	$5,373	$12,333	$5,266	$13,290

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$9	$21	$31	$12	$—
Cash paid during the period for income taxes	11	11	82	5	61
NONCASH FINANCING AND INVESTING ACTIVITIES:
Accretion of issuance costs	$26	$32	$51	$13	$13
Assets acquired under capital leases	19	—	—	—	—
Repurchase of shares issued under notes receivable	—	—	141	141	—
Purchase of property and equipment included in period-end accounts payable	3	28	79	22	31
Warrants on Series F preferred stock	11	—	—	—	—
Transfer of loaned inventory from property and equipment to inventory	387	—	—	—	—

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

1.	THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company — ShoreTel, Inc. was incorporated in California on September 17, 1996. In April 2004, the Company’s Board of Directors approved the change in the Company’s name from Shoreline Communications, Inc to ShoreTel, Inc. ShoreTel, Inc. and its subsidiaries (collectively, the “Company”) provide enterprise internet protocol (“IP”) telecommunications systems. The Company sells systems that generally include hardware, software licenses, post-contractual customer support and, in some cases, additional elements.

Fiscal Year End — The Company operates on a fiscal year ending June 30.

Consolidation — The accompanying consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries located in Germany and the United Kingdom. All transactions and balances between the parent and the subsidiaries have been eliminated in consolidation. The functional currency of the subsidiaries is the U.S. dollar. Functional currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties — The Company participates in a dynamic high-technology industry. Changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: reliance on sole-source suppliers; advances and trends in new technologies; competitive pressures; changes in the overall demand for its future products; acceptance of the Company’s products; litigation or claims against the Company based on intellectual property, patent, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Unaudited Financial Information — The accompanying unaudited consolidated balance sheet as of September 30, 2006, consolidated statements of operations and of cash flows for the three months ended September 30, 2005 and September 30, 2006, consolidated statement of redeemable convertible preferred stock and shareholders’ deficit for the three months ended September 30, 2006 and related interim information contained in the notes to the consolidated financial statements are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2006 and its results of operations and its cash flows for the three months ended September 30, 2005 and September 30, 2006. The results for the three months ended September 30, 2006 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2007.

Unaudited Pro Forma Shareholders’ Equity — In February 2007, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of this offering, all of the Company’s outstanding shares of redeemable convertible preferred stock will convert to an equivalent number of shares of the Company’s common stock. Unaudited pro forma shareholders’ equity as of September 30, 2006 as adjusted for the impact of these conversions, assuming the offering was consummated on September 30, 2006, is disclosed on the accompanying consolidated balance sheets.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Concentration of Credit Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in money market accounts with high credit quality financial institutions. The Company performs ongoing credit evaluations and collateral is generally not required for trade receivables. At June 30, 2005, June 30, 2006 and September 30, 2006, no enterprise customer or channel partner comprised more than 10% of total accounts receivable.

Fair Value of Financial Instruments — The estimated fair value of all financial instruments, including accounts receivable and the line of credit, was not materially different from the carrying values presented in the balance sheet as they have short maturities and/or interest rates that have not fluctuated significantly.

Dependence on Suppliers — The Company depends in part upon contractors to manufacture, assemble, and deliver items in a timely and satisfactory manner. The Company obtains certain components and subsystems from a single or a limited number of sources. A significant interruption in the delivery of such items could have a material adverse effect on the Company’s operations.

Cash and Cash Equivalents and Restricted Cash — For the purposes of the consolidated financial statements, the Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Restricted cash as of June 30, 2005, was required to secure the Company’s account with its merchant bank card processor.

Accounts Receivable — Accounts receivable is stated net of allowance for doubtful accounts.

The change in allowance for doubtful accounts is summarized as follows (in thousands):

	June 30,			September 30,
	2004	2005	2006	2006
				(unaudited)

Allowance for doubtful accounts — beginning	$135	$119	$200	$378
Current period accrual	—	202	250	160
Write-offs charged to accrual	(16)	(121)	(72)	(116)

Allowance for doubtful accounts — ending	$119	$200	$378	$422

Inventories — Inventories, which consist principally of finished goods and inventory in process/transit, are stated at the lower of cost or market, with cost being determined under a standard cost method that approximates first-in, first-out.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the asset or the lease term.

Long-Lived Assets — The Company periodically evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Revenue Recognition — The Company’s revenue is related to the sale of enterprise IP telecommunications systems, which include hardware, primarily phones and voice switches, and software components and may also include training, installation and post-contractual support for the products. The Company’s business strategy is centered on selling to enterprise customers through channel partners, rather than directly. Hence, sales transactions

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

are generally made to a channel partner. Certain larger enterprise customers prefer to purchase directly from the Company. Many of these large account sales are channel partner-assisted and the Company compensates the channel partner in much the same way as if the channel partner had made the sale directly. The compensation to the channel partner is recorded as an offset to the revenues associated with the direct sale to the enterprise customer.

Product Revenue.  The Company’s software is integrated with hardware and is essential to the functionality of the integrated system product. Revenue is recognized for these sales in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, and Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, as applicable, depending on whether the hardware is sold in a multiple-element arrangement with software and post-contractual support or on a stand alone basis if the customer purchases hardware, software, or post-contractual support separately. At the initial purchase, the customer generally bundles together the hardware, software components and up to five years of post-contractual support. Thereafter, if the enterprise customer increases end users and functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately. The Company has established vendor-specific objective evidence (VSOE) of fair value for post-contractual support and other undelivered elements as noted below.

Product revenue is recognized when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The agreements with customers generally do not include rights of return or acceptance provisions. To the extent that the Company’s agreements contain acceptance terms, the Company recognizes revenue upon product acceptance. Even though contractual agreements do not provide return privileges, there are circumstances for which the Company will accept a return. The Company maintains a reserve for such returns based on historical experience. Payment terms to customers generally range from net 30 to net 60 days. In the event payment terms are extended materially from the Company’s standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payment becomes due. The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness and past transaction history of the customer. If the customer is not deemed credit worthy, the Company defers all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

The Company has arrangements with channel partners of their products to reimburse the channel partners for cooperative marketing costs meeting specified criteria. In accordance with Emerging Issues Task Force (EITF) Issue No. 01-9 (EITF 01-9), Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), the Company records advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF 01-9, the amounts are recorded as a reduction to product revenue.

Post-Contractual Support.  The Company’s support and service revenues are primarily derived from post-contractual support. The Company accounts for post-contractual support revenues based on SOP 97-2, which states that “If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element”. VSOE of fair value is limited to the price charged when the same element is sold separately. VSOE of fair value is established for support through prior renewals of support from existing customers, which establishes a price based on a stand alone sale.

The Company offers one, three and five year support contracts. The decision to procure support is elected by the enterprise customer, but most channel partners and their enterprise customers desire post-contractual support so an initial system sale usually includes post-contractual support. The majority of support contracts are sold to

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

channel partners, under which the channel partner provides first level support to the enterprise customer and the Company provides support, as needed, to the channel partner. In a lesser number of cases, the Company provides support directly to the enterprise customer.

The Company uses the residual method, as allowed by SOP 98-9, modification of SOP 97-2 with respect of certain transactions, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered element, support and services, is deferred and the remaining portion of the sales amount is recognized as product revenue. The fair value of the support and services is recognized on a straight-line basis over the term of the related support period, which is typically one to five years.

Installation and Training.  Installation is sold on an elective basis. As installation is typically performed by the channel partner or enterprise customer, and it is not considered essential to the functionality of the delivered elements. Installation, when performed by the Company, is by its nature sold only with an accompanying system order. Installation is generally priced at established rates based on estimated hours required to install the accompanying system.

Training is also sold on an elective basis both to channel partners and to their enterprise customers and is purchased both with system orders and on a standalone basis. VSOE of fair value is established for training through sales made independent of a bundled order.

The Company recognizes revenue related to installation services and training upon delivery of the service.

Provisions for returns allowances and product warranties are recorded at the time revenue is recognized based on the Company’s historical experience.

Warranties — In November 2002, the Financial Accounting Standard Board (FASB) issued Financial Interpretation (FIN) No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosures of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other obligations undertaken in issuing a guarantee.

The majority of the Company’s products are covered by a one-year limited manufacturer’s warranty. Estimated contractual warranty obligations are recorded when related sales are recognized based on historical experience. The determination of such provision requires the Company to make estimates of product return rates and expected costs to repair or replace the product under warranty. If actual costs differ significantly from these estimates, additional amounts are recorded when such costs are probable and can be reasonably estimated.

The change in accrued warranty expense is summarized as follows (in thousands):

	June 30,			September 30,
	2004	2005	2006	2006
				(Unaudited)

Accrued warranty balance — beginning	$70	$112	$100	$206
Current period accrual	124	190	646	106
Warranty expenditures charged to accrual	(82)	(202)	(540)	(93)

Accrued warranty balance — end	$112	$100	$206	$219

Research and Development Costs — Research and development expenditures, which include software development costs, are expensed as incurred. Software development costs incurred subsequent to the time a product’s technological feasibility has been established through the time the product is available for general release to customers are subject to capitalization. To date, all software development costs incurred subsequent to the

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

establishment of technological feasibility have been immaterial. Accordingly, the Company has not capitalized any software development costs.

Income Taxes — The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit of which future realization is uncertain.

Stock-Based Compensation — On July 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS 123R), Share-Based Payment, which requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The Company has elected to use the Prospective Transition method such that SFAS 123R applies to new awards and to awards modified, repurchased or canceled after the effective date. The Company has a stock-based employee compensation plan (Option Plan). Generally, stock options granted to employees vest 25% one year from the grant date and 1/48 each month thereafter, and have a term of ten years. The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, generally, equal to the vesting period.

Prior to July 1, 2006, the Company accounted for these plans using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FIN No. 44, Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25. Accordingly, no compensation expense is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period. Compensation costs for the portion of awards for which the required service period has not been rendered (such as unvested options) that were outstanding as of July 1, 2006 shall be recognized as the remaining required services are rendered.

The following table shows total stock-based compensation expense included in the accompanying Consolidated Statements of Operations for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and September 30, 2006 (in thousands):

				Three Months Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

Cost of product revenue	$—	$—	$—	$—	$1
Cost of support and services revenue	—	—	16	14	5
Research and development	—	—	14	—	17
Sales and marketing	—	—	7	—	97
General and administrative	45	82	45	9	702

Total stock-based compensation expense	$45	$82	$82	$23	$822

There was no tax benefit associated with stock-based compensation expense for the years ended June 30, 2004 and 2005, and the three months ended September 30, 2005. The income tax benefit associated with stock-based compensation expense for the year ended June 30, 2006 and the three months ended September 30, 2006 was not significant.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Had compensation expense under the Company’s stock-based compensation plans been recorded under APB Opinion No. 25, the effect on income from continuing operations, net income and basic and diluted earnings per share for the three months ended September 30, 2006, would have been as follows:

a)	Income from continuing operations would have been $71,000 higher for the three months ended September 30, 2006.

b)	Net income would have been $64,000 higher for the three months ended September 30, 2006.

c)	Basic and diluted earnings per share would have no difference for the three months ended September 30, 2006.

The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company uses the Black-Scholes option-pricing model to value options granted to nonemployees. The related expense is recorded over the period in which the related services are received.

Determining Fair Value of Stock Compensation

Valuation and amortization method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company has elected to use the safe harbor method described in SAB 107 to compute expected term. The Company’s stock plan provides for a 10 year term to expiration. The options granted during the three months ended September 30, 2006 vest over four years with a one year cliff. Based on the above, the Company computed an expected term of 6.08 years under the safe harbor method. The Company will review the expected term annually to ensure that assumptions remain appropriate.

Expected Volatility — Management estimates volatility for option grants by evaluating the average historical volatility of its peer group for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term. For the three months ended September 30, 2006, the Company has estimated future volatility (based on its peer group) to be approximately 68%. Management believes historical volatility to be the best estimate of future volatility. Volatility will be analyzed on an annual basis unless management becomes aware of events that would indicate more frequent analysis is necessary.

Risk-Free Interest Rate — The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. For the three months ended September 30, 2006 the rate used was 4.8%

Expected Dividend — The Company has not issued dividends to date and does not anticipate issuing dividends.

Foreign currency translation — The Company’s foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs, however, the majority of sales transactions are denominated in U.S. dollars. Foreign currency denominated sales, costs and expenses are recorded at the average exchange rates during the year. Gains or losses resulting from foreign currency transactions are included in other income (expense) in the consolidated statements of operations.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Other income (expense) — Other income (expense) includes net foreign currency transaction (gains) losses of $0, $2,000 and $19,000 in the years ended June 30, 2004, 2005 and 2006, respectively, and $3,000 and $(1,000) in the three months ended September 30, 2005 and 2006, respectively.

Comprehensive Income/Loss — The Company has no components of other comprehensive income (loss), therefore net income (loss) equals comprehensive income (loss) for all periods presented.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), Accounting Changes and Error Corrections that replaces APB No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FIN No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 is mandatory for years beginning after December 15, 2006. The Company is currently in the process of evaluating the effects of this new accounting standard.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB 108 regarding the process of quantifying financial statement misstatements. SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154 for the correction of an error in financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company will be required to adopt this interpretation in fiscal year 2007.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 in 2008 to have a material impact on its results of operations or financial position.

2.	NET INCOME (LOSS) PER COMMON SHARE AND UNAUDITED PRO FORMA NET INCOME PER COMMON SHARE

Basic net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income per share is determined by dividing net income (loss) by the weighted average number of common shares used in the basic net income (loss) per share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding under the treasury stock method. Unaudited pro forma basic net income per share allocable to common shareholders has been computed to give effect to the assumed conversion of redeemable convertible preferred stock at September 30, 2006 into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2006 and the three months ended September 30, 2006.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

The following table is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share (dollars in thousands, except per share data):

				Three Months
				Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

Numerator:
Net income (loss) available to common shareholders	$(6,277)	$(1,434)	$3,951	$103	$1,033

Denominator:
Weighted average common shares outstanding net of common shares subject to repurchase (basic)	49,345,069	53,517,065	66,091,748	60,507,022	79,113,086
Effect of dilutive securities:
Common equivalent shares from options to purchase common stock	—	—	18,152,522	12,405,707	22,167,353
Common equivalent shares from common stock warrants	—	—	623,675	—	623,675

Weighted average common shares outstanding (diluted)	49,345,069	53,517,065	84,867,945	72,912,729	101,904,114

Net income (loss) available to common shareholders:
Basic	$(0.13)	$(0.03)	$0.06	$0.00	$0.01

Diluted	$(0.13)	$(0.03)	$0.05	$0.00	$0.01

Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock*			233,164,369		233,164,369
Shares used in computing pro forma net income per common share available to common shareholders:
Basic*			299,256,117		312,277,455
Diluted*			318,032,314		335,068,483
Pro forma net income per common share available to common shareholders:
Basic*			$0.01		$0.00

Diluted*			$0.01		$0.00

*	Unaudited

Anti-dilutive common equivalent shares related to stock options excluded from the calculation of diluted shares were approximately 5,591,467, 8,765,140 and 8,018,124 for the years ended June 30, 2004, 2005 and 2006, respectively, and 5,898,233 and 1,155,120 for the three months ended September 30, 2005 and 2006, respectively.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Anti-dilutive common equivalent shares from common stock warrants were approximately 78,318 for the year ended June 30, 2006 and the three months ended September 30, 2005 and 2006.

3.	BALANCE SHEET COMPONENTS

Balance sheet components consist of the following (in thousands):

			As of
	As of June 30,		September 30,
	2005	2006	2006
			(Unaudited)

Inventories:
Raw materials	$256	$—	$—
Inventory in process/transit	2,058	100	981
Finished goods	2,349	4,556	3,874

Total inventories	$4,663	$4,656	$4,855

Prepaid expenses and other current assets:
Prepaid expenses	$517	$786	$738
Contract manufacturing receivables	—	66	5

Total prepaid expenses and other current assets	$517	$852	$743

Property and equipment:
Computer equipment and tooling	$3,057	$4,143	$4,649
Software	946	1,034	1,071
Furniture and fixtures	283	350	350
Construction in progress	220	—	—
Leasehold improvements	202	311	311

Total property and equipment	4,708	5,838	6,381
Less accumulated depreciation and amortization	3,663	4,282	4,522

Property and equipment — net	$1,045	$1,556	$1,859

As of June 30, 2005, June 30, 2006 and September 30, 2006, computer equipment and tooling included $112,000, $0, and $92,000, respectively, of inventory items held within various departments of the Company for testing and development purposes, net of accumulated depreciation.

As of June 30, 2005, June 30, 2006 and September 30, 2006, computer equipment and tooling also included amounts for equipment acquired under capital leases of $890,000 with related accumulated amortization of $879,000, $890,000 and $890,000, respectively.

4.	RELATED-PARTY TRANSACTIONS

Unsecured Promissory Note — In October 1997, the Company issued an unsecured promissory note in the principal amount of $350,000 to an officer and shareholder. The note bears interest at 6.34% per annum. The principal and any accrued but unpaid interest were due on the earlier of (a) October 27, 2004 or (b) two years after the termination of the officer’s employment, the Company’s initial public offering or a merger or acquisition of the Company. In 2002, the Company forgave $230,000 and the remaining balance in default was fully reserved.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

5.	DEBT

Capital Leases — In August 2003, the Company entered into a capital equipment lease for $19,000 with payments due monthly over a 36-month term. As of June 30, 2005, June 30, 2006 and September 30, 2006, the Company had a balance of $8,000, $1,000 and $0, respectively, due under the lease.

Bank Agreement — In connection with a previous loan agreement, in 2004 the Company issued to the bank a vested warrant to purchase 623,675 shares of common stock at $0.08 per share. The value attributable to the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: contractual life equal to 1 year; risk free interest rate of 4.09%; volatility of 60%; and no dividends during the expected term. The estimated fair value of the warrants of $11,000 was recorded as interest expense over the life of the loan. As of September 30, 2006, all such warrants remained outstanding.

On June 27, 2005, the Company modified its Loan and Security agreement dated September 29, 2003, and amended July 30, 2004, with the bank. For the period commencing June 27, 2005 through and including June 26, 2006, the debt is not to exceed the lesser of $8 million or the Company’s “Borrowing Base.” For the period commencing June 27, 2006 through and including June 26, 2007, the debt is not to exceed the lesser of $12 million or the Borrowing Base. The Borrowing Base equals the sum of (i) 80% of the amount of eligible accounts plus (ii) 25% of the value of eligible inventory. Interest will accrue on outstanding borrowings at a rate equal to the sum of (i) the prime rate in effect plus (ii) 0.50% per annum, provided, however, that if the Company’s adjusted quick ratio is less than 1.50:1.00, the foregoing margin over the prime rate shall be increased to 1.50% per annum. The loan matures June 26, 2007. The line of credit includes two financial covenants. The Company must (i) maintain a tangible net worth of not less than $5 million and (ii) shall maintain an adjusted quick ratio of not less than 1.50:1.00, provided, however, that the Company’s failure to maintain the stated adjusted quick ratio shall not be considered an event of default under the Loan Agreement and shall instead be a condition precedent upon which the satisfaction of certain additional obligations of the Company shall be effective.

The loan agreement is collateralized by substantially all of the Company’s assets. At September 30, 2006, no balance was outstanding on the line of credit.

6.	INCOME TAXES

The provision for income taxes consists of the following (in thousands):

				Three Months Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

Current:
Federal	$—	$4	$114	$3	$151
State	—	—	99	8	51
Foreign	—	7	6	2	5

	$—	$11	$219	$13	$207

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

The difference between the income tax provision and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes is as follows (in thousands):

	2004	2005	2006

Income tax provision (benefit) at federal statutory rate	$—	$(478)	$1,450
Federal effect of state deferred taxes	—	(214)	(242)
Credits	—	(284)	(284)
State taxes	—	—	99
Other	—	129	327
Change in valuation allowance	—	858	(1,131)

Total	$—	$11	$219

Significant components of deferred tax assets at June 30 consist of the following (in thousands):

	2005	2006

Net operating loss carryforwards	$32,848	$31,246
Tax credit carryforwards	3,915	4,514
Other	2,038	1,908

Total deferred tax assets	38,801	37,668
Less valuation allowance	(38,801)	(37,668)

Net deferred tax assets	$—	$—

At June 30, 2006, the Company had approximately $84.4 million and $44.6 million of federal and California net operating loss carryforwards, respectively. The Company believes it has had multiple ownership changes as defined by Section 382 of the Internal Revenue Code (IRC), due to significant stock transactions in previous years, that may limit the future realization of its net operating loss carryforwards. Based on estimates prepared to date, the Company believes Section 382 could result in the forfeiture of approximately $72 million of net operating loss carryforwards for federal income tax purposes. Management believes there could also be an impact on the Company’s ability to utilize California net operating loss carryforwards as a result of Section 382. As the Company’s analysis is incomplete, these estimates are uncertain. The net operating loss carryforwards begin to expire in 2017 and 2007 for federal and California purposes, respectively.

As of June 30, 2006, the Company had research and development tax credit carryforwards of approximately $2.5 million and $2.8 million, which can be used to reduce future federal and California income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2012 through 2026. California research and development tax credits will carry forward indefinitely. In addition, a portion of the federal research tax credit carryforwards may be subject to forfeiture due to Section 382 ownership changes under IRC Section 383. Management is in the process of determining the impact of Section 383 on the tax credit carryforwards.

As of June 30, 2006, the Company had unused California manufacturers’ investment credits of approximately $85,000, which will expire beginning in fiscal 2007 through 2010. As of June 30, 2006, the Company also has Alternative Minimum Tax credits of approximately $107,000 and $19,000 for federal and for California respectively, which may be carried forward indefinitely.

The Company had recorded a 100% valuation allowance against its net deferred tax assets, due to the uncertainty regarding the magnitude of the Section 382 and 383 limitations as well as uncertainty concerning future taxable income.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

7.	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK WARRANTS

Redeemable convertible preferred stock and preferred stock warrants consisted of the following:

	September 30, 2006
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value
	(Unaudited)

E	33,864,118	31,789,550	$29,749,000	$20,000,000
F	134,713,739	134,090,064	10,716,000	10,750,000
G	20,114,943	20,114,943	3,478,000	3,500,000
H	47,169,812	47,169,812	9,972,000	10,000,000
Warrants			2,430,000

	235,862,612	233,164,369	$56,345,000	$44,250,000

	June 30, 2006
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value

E	33,864,118	31,789,550	$29,746,000	$20,000,000
F	134,713,739	134,090,064	10,712,000	10,750,000
G	20,114,943	20,114,943	3,475,000	3,500,000
H	47,169,812	47,169,812	9,969,000	10,000,000
Warrants			2,430,000

	235,862,612	233,164,369	$56,332,000	$44,250,000

	June 30, 2005
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value

E	33,864,118	31,789,550	$29,732,000	$20,000,000
F	134,713,739	134,090,064	10,698,000	10,750,000
G	20,114,943	20,114,943	3,464,000	3,500,000
H	47,169,812	47,169,812	9,957,000	10,000,000
Warrants			2,430,000

	235,862,612	233,164,369	$56,281,000	$44,250,000

The holders of preferred stock have various rights and preferences as follows:

Redemption — At any time beginning on October 14, 2007, each series of preferred stock may make a written request for redemption of the preferred stock, and upon consent of a majority of the then-outstanding shares of such series of preferred stock, with each such series of preferred stock voting as a single class, the Company must redeem the specified percentage of Series E, F, G, and H preferred stock at a price equal to $0.629, $0.080, $0.174, and $0.212 per share, respectively, plus all declared but unpaid dividends on such shares. The Company shall effect such redemption, from any source of funds legally available therefore, in four equal installments with the first installment being made 45 days after receiving the redemption request, and thereafter in three equal installments on each of the following three anniversaries of the initial redemption date.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Voting — Each share of preferred stock has voting rights equal to the equivalent number of shares of common stock into which it is convertible and generally votes together as one class with the common stock.

As long as at least 30,000,000 shares of preferred stock are outstanding, the holders of the preferred stock, voting together as a single class shall be entitled to elect three directors to the Board of Directors. If less than 30,000,000 shares of preferred stock is outstanding, holders of preferred stock and common stock, voting together as a single class on an as-converted basis, will be entitled to elect such directors to the Board.

In addition, so long as at least 30,000,000 shares of preferred stock remain outstanding, the Company shall not without first obtaining the approval of the holders of a majority of the preferred shares then outstanding, voting together as a single class: (i) repurchase or redeem any shares of preferred shares; (ii) repurchase any shares of common stock (other than common stock that are subject to restricted stock purchase/stock option exercise agreements where the Company has the option to repurchase the shares); (iii) authorize, create, or issue any other equity security having rights or preferences senior to or on par with the holders of preferred stock; (iv) declare or pay any dividend with respect to common stock; (v) consummate an acquisition; (vi) permit a subsidiary to sell shares; (vii) increase or decrease the number of authorized shares of preferred stock; (viii) materially and adversely alter or change any of the rights, preferences, privileges, or restrictions of any series of preferred stock; (ix) increase or decrease the authorized number of directors constituting the board; and (x) liquidate or dissolve the Company or voluntarily file for bankruptcy.

Dividends — Holders of the preferred stock shall be entitled to receive noncumulative dividends at the per annum rate of 8% of the original issue price, when and if declared by the Board. No dividends were declared by the board of directors during the years ended June 30, 2004, 2005 and 2006 or the three months ended September 30, 2005 and 2006.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each share of preferred stock then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution on any shares of common stock, an amount per share equal to the original issue price for the applicable series of preferred stock, plus all declared but unpaid dividends. If, upon any liquidation, dissolution or winding up of the Company, the available funds and assets shall be insufficient to permit the payment to holders of the preferred stock of their full preferential amounts, then all of the available funds and assets shall be distributed among the holders of the then outstanding preferred stock pro rata, on an equal priority, pari passu basis, according to the respective liquidation preference for each series as set forth above. The remaining assets, if any, shall be distributed ratably among the holders of common stock and the holders of preferred stock on an as-if-converted basis.

Conversion — Each share of preferred stock is convertible into one share of common stock at the option of the holder. The conversion ratio into common stock is subject to certain adjustments to prevent dilution. Each share of preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon: (i) the closing of a public offering of common stock at a price per share of at least $0.645 and an aggregate gross offering price to the public of at least $20,000,000; or (ii) the consent of the majority of holders of preferred stock, voting as a single class on an as-converted basis.

Each share of preferred stock is convertible into the number of shares of common stock which results from dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock that is in effect that the time of conversion. The initial conversion price for each series of preferred stock was the original issue price for such series of preferred stock. The conversion price for each series of preferred stock is subject to adjustment from time to time.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Preferred Stock Warrants — In prior years, the Company issued warrants to purchase preferred stock. The Company recorded the fair value of the warrants at the time of grant using the Black-Scholes option-pricing model. As a result of the Series F preferred stock financing, outstanding warrants for Series C and Series D preferred stock became exercisable for common stock as follows:

•	Warrants to purchase 6,858 shares of common stock issued with respect to the equipment lease line signed in June 1998, exercisable at $2.12 per share.

•	Warrants to purchase 12,713 shares of common stock issued with respect to the equipment lease line signed in March 2000, exercisable at $3.93 per share.

•	Warrants to purchase 12,243 shares of common stock issued in February 2001 for consulting services, exercisable at $2.62 per share.

The Company also has the following Series E and Series F preferred stock warrants outstanding as of September 30, 2006.

•	Warrants to purchase 53,362 shares of Series E preferred stock issued with respect to the line of credit in March 2001, exercisable at $0.94 per share which shares are convertible to 53,362 shares of common stock.

•	Warrants to purchase 623,675 shares of Series F preferred stock issued with respect to the line of credit in September 2003, exercisable at $0.08 per share which shares are convertible to 623,675 shares of common stock.

While the value of these warrants is fixed, the quantity of shares and the price per share may vary for certain of the warrants upon the subsequent offering of preferred stock at a lower price per share.

8.	COMMON STOCK

At September 30, 2006, 13,798,641 shares of common stock were subject to repurchase in connection with the early exercise of incentive stock options under the Company’s stock option plan.

Common Shares Reserved for Issuance

At September 30, 2006, the Company has reserved shares of common stock for issuance as follows:

Reserved under stock option plan	38,716,582
Conversion of Series E preferred stock	31,789,550
Conversion of Series F preferred stock	134,090,064
Conversion of Series G preferred stock	20,114,943
Conversion of Series H preferred stock	47,169,812
Reserved for warrants	708,851

Total	272,589,802

9.	STOCK OPTION PLAN

In January 1997, the Board of Directors and shareholders adopted the 1997 stock option plan (the “Plan”) which, as amended, provides for granting incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) for shares of common stock to employees, directors, and consultants of the Company. In September 2006, the Company’s board of directors increased the number of shares authorized and reserved for issuance under

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

the Plan to 94,833,247 shares of common stock. In accordance with the Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest ratably over four years from the date of grant. Options granted to certain executive officers are exercisable immediately and unvested shares issued upon exercise are subject to repurchase by the Company at the exercise price. During fiscal year 2006, 870,667 unvested shares issued upon exercise of options were repurchased under this provision. There were no repurchases in fiscal years 2004 or 2005 or in the three months ended September 30, 2006. The Company’s repurchase right for such options lapses as the options vest, generally over a four-year period.

During fiscal years 2006 and 2005, the Company had outstanding loans to certain executives and employees pursuant to the Plan for the purchase of stock upon the exercise of incentive stock options in the aggregate amounts of $231,000 and $372,000, respectively. The loan agreements allow the Company to repurchase the unvested shares within 60 days of termination at a price equal to the original exercise price. The loans bear interest at rates ranging from 6.4% — 8.0% per annum and are due upon the earlier of termination of employment or four years from the option exercise date. All loans are due by June 30, 2006. In fiscal 2002, as part of his termination settlement, the Company repurchased unvested shares and amended the terms of the remaining notes issued to the former CEO, such that they are nonrecourse. In March 2003, the Company amended the terms of the remaining loans, such that they are nonrecourse. Of the 2,717,900 shares purchased, 1,274,176 were unvested at the time of the note amendments. Due to the conversion of these full recourse notes to non-recourse, the deemed new awards will be subject to variable accounting. As such, additional stock-based compensation expense will be recorded to the extent the Company’s share price appreciates above the value for which the Company has already recorded compensation charges. Stock-based compensation expense recorded for these awards in fiscal 2004, 2005, 2006 and the three month periods ended September 30, 2005 and 2006, was $45,000, $82,000, $54,000, $23,000 and $699,000 respectively.

During fiscal 2006, one employee was terminated and the Company repurchased 460,000 unvested shares issued upon exercise of options and wrote off the balance of his loan of $141,000 plus accrued interest of $40,000. During fiscal 2005, one employee repaid his loan in the amount of $222,000 plus accrued interest of $40,000. During the three months ended September 30, 2006, one employee repaid his loan in the amount of $12,000 plus accrued interest of $7,000.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Transactions under the Plan are summarized as follows:

		Shares	Weighted-
	Shares	Subject to	Average
	Available	Options	Exercise
	for Grant	Outstanding	Price

Outstanding — July 1, 2003	15,058,689	21,309,657	$0.07
Adjustment to shares authorized on issuance of Series F preferred stock	(205,750)
Options granted (weighted average fair value of $0.01 per share)	(9,046,000)	9,046,000	0.03
Options exercised		(991,400)	0.01
Options canceled	2,628,808	(2,628,808)	0.04

Outstanding — June 30, 2004	8,435,747	26,735,449	$0.07
Shares authorized on issuance of Series H preferred stock	25,317,795
Options granted (weighed-average fair value of $0.01 per share)	(29,806,295)	29,806,295	0.03
Options exercised		(2,520,133)	0.09
Options canceled	662,577	(662,577)	0.16

Outstanding — June 30, 2005	4,609,824	53,359,034	$0.04
Shares authorized	15,000,000
Options granted (weighed-average fair value of $0.04 per share)	(13,000,500)	13,000,500	0.07
Options exercised		(34,286,679)	0.03
Options repurchased	1,330,667		0.11
Options canceled	1,294,233	(1,294,233)	0.05

Outstanding — June 30, 2006	9,234,224	30,778,622	$0.06
Options granted (weighed-average fair value of $0.44 per share) (unaudited)	(3,261,500)	3,261,500	0.17
Options exercised (unaudited)		(1,296,264)	0.05
Options canceled (unaudited)	396,917	(396,917)	0.04

Outstanding — September 30, 2006 (unaudited)	6,369,641	32,346,941	$0.07

Options exercisable at September 30, 2006 (unaudited)		14,339,313	$0.06

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

The following table summarizes information about outstanding and exercisable options at the period end shown:

	As of June 30, 2006			As of September 30, 2006
	Shares	Weighted		Shares	Weighted
	Subject	Average	Weighted	Subject	Average	Weighted
	to	Remaining	Average	to	Remaining	Average	Aggregate
	Options	Contractual	Exercise	Options	Contractual	Exercise	Intrinsic
Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Life (Years)	Price	Value
				(Unaudited)
	(Dollars in thousands, except per share data)

$0.01	5,138,657	6.62	$0.01	4,674,391	6.38	$0.01
$0.03	5,385,880	7.58	$0.03	5,170,360	7.33	$0.03
$0.04	9,037,122	8.92	$0.04	8,598,685	8.67	$0.04
$0.08	3,691,667	9.54	$0.08	3,628,334	9.28	$0.08
$0.10	6,959,701	7.11	$0.10	8,273,076	7.39	$0.10
$0.20	132,345	3.40	$0.20	132,345	2.85	$0.20
$0.25	—	.00	$—	1,436,500	9.92	$0.25
$0.30	129,000	3.69	$0.30	129,000	3.44	$0.30
$0.60	304,250	4.22	$0.60	304,250	3.96	$0.60

Total Outstanding	30,778,622	7.87	$0.06	32,346,941	7.83	$0.07	$18,749

Exercisable	13,100,934	6.52	$0.07	14,339,313	6.44	$0.06	$8,417
Vested and expected to vest	30,778,622	0.70	$0.06	29,136,093	0.68	$0.07	$16,939

10.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its facilities under noncancelable operating leases which expire by September 2007. The leases provide for the lessee to pay all cost of utilities, insurance, and taxes. On October 1, 2005, the Company renegotiated its lease with its landlord. The square footage was increased on its primary facility under lease.

Future minimum lease payments under the noncancelable leases as of June 30, 2006, were as follows (in thousands):

Years Ending June 30

2007	$712
2008	186

$898

Lease obligations for the Company’s foreign offices are cited in foreign currencies, which were converted herein to U.S. dollars at the average exchange rate on June 30, 2006.

Rent expense for the years ended June 30, 2004, 2005 and 2006, was $453,000, $475,000 and $594,000, respectively, and $111,000 and $183,000 during the three months ended September 30, 2005 and 2006, respectively.

Purchase commitments — As of June 30, 2006 and September 30, 2006, the Company had non-cancelable purchase commitments with contract manufacturers totaling approximately $7,120,000 and $8,062,000, respectively, for finished goods.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Litigation — The Company is from time to time subject to various lawsuits. The Company does not believe that the outcome of any pending litigation is likely to be material, but due to the inherent uncertainties of litigation, there is a risk that the outcome of pending or any future litigation could have a material adverse effect on the Company’s business, financial condition, cash flows, or results of operations.

Indemnification — Under the indemnification provisions of the Company’s customer agreements, the Company agrees to indemnify and defend its customers against infringement of any patent, trademark, or copyright of any country or the misappropriation of any trade secret, arising from the customers’ legal use of the Company’s services. The exposure to the Company under these indemnification provisions is generally limited to the total amount paid by the customers under pertinent agreements. However, certain indemnification provisions potentially expose the company to losses in excess of the aggregate amount received from the customer. To date, there have been no claims against the Company or its customers pertaining to such indemnification provisions and no amounts have been recorded.

11.	EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan which has been determined by the Internal Revenue Service (“IRS”) to be qualified as a 401(k) plan (“the Plan”). The Plan covers substantially all employees. The Plan provides for voluntary tax deferred contributions of 1 — 20% of gross compensation, subject to certain IRS limitations. Based on approval by the Board of Directors, the Company may make matching contributions to the Plan. No matching contributions have been made as of September 30, 2006.

12.	SEGMENT INFORMATION

SFAS No. 131 (SFAS 131), Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of IP voice communication systems. The Company’s chief operating decision-maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company has operations in North America and Europe; however, the portion of revenues that Europe contributes is less than 10% of consolidated revenues. As such, it does not meet the requirement under SFAS 131 to be reported as a separate segment. Revenue is attributed by geographic location based on the location of the billing address of the channel partner or enterprise customer if sold directly to the enterprise customer. The Company’s assets are primarily located in the United States of America and not allocated to any specific region.

The following presents total revenue by geographic region (in thousands):

				Three Months
				Ended
	Year Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

North America	$18,633	$34,863	$60,954	$11,021	$20,210
Europe	195	619	654	193	205

Total	$18,828	$35,482	$61,608	$11,214	$20,415

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid

SEC Registration Fee		$9,095
NASD Filing Fee		9,125
NASDAQ Global Market Initial Listing Fee		5,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

•	the Registrant may also indemnify its other employees and agents in its discretion;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer’s agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant’s bylaws; and

•	the rights conferred in the bylaws are not exclusive.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities’ investments in the Registrant).

The Registrant currently carries liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Certificate of Incorporation of the Registrant	3.1
Third Restated Certificate of Incorporation of the Registrant, to be filed upon the completion of this offering	3.2
Registrant’s Bylaws	3.3
Form of Amended and Restated Bylaws of the Registrant, to be effective following the completion of this offering	3.4
Form of Indemnity Agreement	10.1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2004, the Registrant has issued and sold the following securities:

1. From January 1, 2004 to February 12, 2007, we granted stock options to purchase an aggregate of 62,605,295 shares of our common stock at a weighted average exercise price of $0.10 per share, respectively, to our employees, consultants, directors and other service providers under our 1997 Stock Option Plan and a non-plan stock option.

2. From January 1, 2004 to February 12, 2007, we issued and sold an aggregate of 43,113,263 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.01 to $0.60 per share under direct issuances or exercises of options granted under our 1997 Stock Option Plan.

3. On March 1, 2004, we issued 20,114,943 shares of our Series G Preferred Stock to private investors at a price of $0.174 per share for an aggregate purchase price of approximately $3.5 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series G Preferred Stock will convert automatically into common stock upon the completion of this offering.

4. On October 20, 2004, we issued 47,169,812 shares of Series H Preferred Stock to private investors at a price of $0.212 per share for an aggregate purchase price of approximately $10 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series H Preferred Stock will convert automatically into common stock upon the completion of this offering.

All sales of common stock made pursuant to our 1997 Stock Option Plan or any non-plan stock option, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

All sales indicated as having been made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Registrant.
3.2		Third Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3.3		Bylaws of the Registrant.
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.
4	.1*	Form of Registrant’s Common Stock certificate.
4.2		Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.
5	.1*	Opinion of Fenwick & West LLP.
10	.1*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2		1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.3		2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.4		2007 Employee Stock Purchase Plan.
10	.5†	Shoretel Executive Bonus Incentive Plan for the second half of fiscal 2006.
10	.6*	Shoretel Executive Bonus Incentive Plan for the first half of fiscal 2007.
10.7		Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.
10.8		Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.
10.9		Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.
10.10		Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.
10.11		Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.
10.12		Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.
10.13		Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.
10.14		Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.
10.15		Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.
10	.16†	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.
10.17		Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1		Power of Attorney (see signature page hereto).

*	To be filed by amendment.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.

(b) Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 11, 2007.

SHORETEL, INC.

By:	/s/ John W. Combs
John W. Combs
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John W. Combs and John Finegan, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ John W. Combs John W. Combs	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 11, 2007

/s/ John Finegan John Finegan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 11, 2007

/s/ Edwin J. Basart Edwin J. Basart	Director	February 11, 2007

/s/ Charles D. Kissner Charles D. Kissner	Director	February 11, 2007

/s/ Seth Neiman Seth Neiman	Director	February 11, 2007

Name	Title	Date

/s/ Thomas van Overbeek Thomas van Overbeek	Director	February 11, 2007

/s/ Brian K. Paul Brian K. Paul	Director	February 11, 2007

/s/ Edward F. Thompson Edward F. Thompson	Director	February 11, 2007

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Registrant.
3.2		Third Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3.3		Bylaws of the Registrant.
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.
4	.1*	Form of Registrant’s Common Stock certificate.
4.2		Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.
5	.1*	Opinion of Fenwick & West LLP.
10	.1*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2		1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.3		2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.4		2007 Employee Stock Purchase Plan.
10	.5†	Shoretel Executive Bonus Incentive Plan for the second half of fiscal 2006.
10	.6*	Shoretel Executive Bonus Incentive Plan for the first half of fiscal 2007.
10.7		Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.
10.8		Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.
10.9		Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.
10.10		Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.
10.11		Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.
10.12		Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.
10.13		Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.
10.14		Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.
10.15		Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.
10	.16†	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.
10.17		Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1		Power of Attorney (see signature page hereto).

*	To be filed by amendment.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.